VeriFone

VeriFone Holdings, Inc.

2006 Annual Report
& Proxy Statement

VeriFone.

2099 GATEWAY PLACE, SUITE 600
SAN JOSE, CA 95110

February 27, 2007

Dear Stockholder:

You are cordially invited to attend the 2007 Annual Meeting of Stockholders of VeriFone Holdings, Inc. We will hold the meeting on Tuesday, March 27, 2007 at 2:00 p.m., local time, at our principal offices at 2099 Gateway Place, Suite 600, San Jose, CA 95110. We hope that you will be able to attend.

Details of the business to be conducted at the Annual Meeting are provided in the attached Notice of 2007 Annual Meeting of Stockholders and Proxy Statement. As a stockholder, you will be asked to vote on a number of important matters. We encourage you to vote on all matters listed in the enclosed Notice of 2007 Annual Meeting of Stockholders. The Board of Directors recommends a vote FOR the proposals listed as proposals 1 and 2 in the Notice.

Whether or not you plan to attend the Annual Meeting, it is important that your shares be represented and voted at the meeting. You can ensure that your shares are represented at the meeting by promptly voting and submitting your proxy over the Internet or by completing, signing, dating and returning your proxy in the enclosed envelope.

Sincerely,

Douglas G. Bergeron
Chairman of the Board and Chief Executive Officer

YOUR VOTE IS IMPORTANT.
PLEASE PROMPTLY SUBMIT YOUR PROXY BY INTERNET OR MAIL.

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VeriFone.

2099 GATEWAY PLACE, SUITE 600
SAN JOSE, CA 95110

NOTICE OF 2007 ANNUAL MEETING OF STOCKHOLDERS

Dear Stockholder:

Notice is hereby given that the 2007 Annual Meeting of Stockholders of VeriFone Holdings, Inc. ("VeriFone") will be held on March 27, 2007 at 2:00 p.m., local time, at VeriFone's principal offices, 2099 Gateway Place, Suite 600, San Jose, CA 95110, to conduct the following items of business:

1. To elect eight directors to our Board of Directors for one-year terms;

2. To ratify the selection of Ernst & Young LLP as VeriFone's independent registered public accounting firm for its fiscal year ending October 31, 2007; and

3. To transact such other business as may properly come before the Annual Meeting and any adjournments or postponements thereof.

The foregoing business items are described more fully in the Proxy Statement accompanying this Notice.

The record date for the determination of the stockholders entitled to notice of and to vote at the Annual Meeting and any adjournments and postponements thereof, was the close of business on February 9, 2007. A list of stockholders entitled to vote at the Annual Meeting will be available for inspection during the ten days prior to the Annual Meeting, during ordinary business hours, at VeriFone's principal offices, 2099 Gateway Place, Suite 600, San Jose, CA, 95110, as well as at the Annual Meeting.

All stockholders are cordially invited to attend the Annual Meeting in person. To enter the meeting, you will need to bring the enclosed proxy card as well as a form of personal identification. If you hold shares in street name (the name of a bank, broker or other nominee), you should bring either a copy of the voting instruction card provided by your broker or nominee or a recent brokerage statement showing your ownership as of February 9, 2007. Any stockholder attending the Annual Meeting may vote in person even if he or she has returned a proxy card.

Whether or not you plan to attend the Annual Meeting, **YOU ARE REQUESTED TO COMPLETE AND PROMPTLY RETURN YOUR PROXY VIA THE INTERNET OR TO MARK, SIGN, DATE AND RETURN YOUR PROXY IN THE ENVELOPE PROVIDED.**

By Order of the Board of Directors,

Barry Zwarenstein
Executive Vice President,
Chief Financial Officer and Secretary
February 27, 2007

Table of Contents

VERIFONE HOLDINGS, INC.
2099 GATEWAY PLACE, SUITE 600
SAN JOSE, CA 95110

PROXY STATEMENT
FOR
2007 ANNUAL MEETING OF STOCKHOLDERS

PROCEDURAL INFORMATION

General

VeriFone Holdings, Inc. ("VeriFone", the "Company", "we" or "our") is furnishing this Proxy Statement to the holders of its common stock, par value $0.01 per share, in connection with the solicitation by its Board of Directors of proxies to be voted at its 2007 Annual Meeting of Stockholders on Tuesday, March 27, 2007 at 2:00 p.m., local time, and at any adjournments or postponements therefor, for the purposes set forth herein and in the accompanying Notice of Annual Meeting. The Annual Meeting will be held at VeriFone's principal offices, 2099 Gateway Place, Suite 600, San Jose, CA 95110.

The Notice of Annual Meeting, Proxy Statement and form of proxy, together with VeriFone's Annual Report on Form 10-K for the fiscal year ended October 31, 2006, are first being sent to stockholders on or about February 27, 2007. VeriFone's Annual Report on Form 10-K is not a part of this Proxy Statement.

All stockholders are cordially invited to attend the Annual Meeting in person. The enclosed proxy card as well as a form of personal identification are needed to enter the meeting. Stockholders that hold shares in street name (that is, through a bank, broker or other nominee) should bring with them either a copy of the voting instruction card provided by their broker or nominee or a recent brokerage statement confirming their ownership as of February 9, 2007.

Record Date; Voting Rights

Only stockholders of record as of the close of business on February 9, 2007 will be entitled to vote at the Annual Meeting. As of that date, there were 82,552,338 shares of common stock outstanding, each of which is entitled to one vote for each matter to be voted on at the Annual Meeting, held by 47 stockholders of record. For information regarding security ownership by executive officers, directors and by beneficial owners of more than 5% of VeriFone's common stock, see "Security Ownership of Certain Beneficial Owners and Management."

Voting; Revocation of Proxies

The shares represented by valid proxies received and not revoked will be voted at the Annual Meeting. If you execute the enclosed proxy card but do not give instructions, your shares will be voted as follows: "FOR" the election of all of our director nominees, "FOR" the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending October 31, 2007, and otherwise in accordance with the judgment of the persons voting the proxy on any other matter properly brought before the Annual Meeting and any adjournments or postponements thereof.

A proxy may be revoked at any time before it is voted by (i) delivering a written notice of revocation to our Secretary at c/o VeriFone Holdings, Inc., 2099 Gateway Place, Suite 600, San Jose, CA, 95110, (ii) subsequently submitting a duly executed proxy bearing a later date than that of the previously submitted proxy (including by the Internet), or (iii) attending the Annual Meeting and voting in person. Attending the Annual Meeting without voting will not revoke your previously submitted proxy.

Quorum

The holders of a majority of the outstanding shares of common stock on February 9, 2007, present in person or represented by proxy and entitled to vote, will constitute a quorum for the transaction of business at the Annual Meeting. Abstentions and "broker non-votes" are treated as present for quorum purposes.

Broker Non-Votes

A "broker non-vote" occurs when your broker submits a proxy for your shares but does not indicate a vote on a particular matter because the broker has not received voting instructions from you and does not have authority to vote on that matter without such instructions. "Broker non-votes" are treated as present for purposes of determining a quorum but are not counted as withheld votes, votes against the matter in question, or as abstentions, nor are they counted in determining the number of votes present for a particular matter.

Under the rules of the New York Stock Exchange ("NYSE"), if a member broker holds shares in your name and delivers this Proxy Statement to you, the broker, in the absence of voting instructions from you, generally will be entitled to vote your shares on the election of directors and the ratification of appointment of Ernst & Young LLP as our independent registered public accounting firm because these proposals are "discretionary" items under applicable NYSE rules.

Voting Requirements

The number of votes required to approve each of the proposals that are scheduled to be presented at the meeting is as follows:

Proposal	Required Vote
• Election of directors.	• A plurality of the votes cast is required for the election of directors; accordingly the eight nominees receiving the highest number of votes "FOR" will be elected even if any nominee receives less than a majority of the votes cast.
• Ratification of appointment of Ernst & Young LLP as VeriFone's independent registered public accounting firm.	• The affirmative vote of the majority of shares present in person or represented by proxy and entitled to vote on the matter.

Proxy Solicitation

VeriFone will pay the costs of soliciting proxies. In addition to the use of mails, proxies may be solicited by personal or telephone conversation, facsimile, electronic communication, posting on VeriFone's website, http://www.verifone.com, and by the directors, officers and employees of VeriFone, for which they will not receive additional compensation. VeriFone may reimburse brokerage firms and other owners representing beneficial owners of shares for their reasonable expenses in forwarding solicitation materials to such beneficial owners.

Proxies and ballots will be received and tabulated by Katherine Stephens, VeriFone's Corporate Legal Director and Assistant Secretary, who will act as inspector of election for the Annual Meeting. The inspector of election will treat shares of common stock represented by a properly signed and returned proxy as present at the meeting for purposes of determining a quorum, whether or not the proxy is marked as casting a vote or abstaining or withholding on any or all matters.

Voting by Mail or via the Internet

If you hold your shares in your own name as a holder of record, you may vote your shares by mailing in a completed proxy card or by following the instructions for voting via the Internet that are set forth on the proxy card. To vote by mailing a proxy card, sign and return the proxy card in the enclosed prepaid and addressed envelope, and your shares will be voted at the Annual Meeting in the manner you direct. The Internet voting procedures are designed to authenticate each stockholder's identity and to allow stockholders to vote their shares and confirm that their voting instructions have been properly recorded. If you vote via the Internet, you do not need to return your proxy card. Stockholders voting via the Internet should understand that there may be costs associated with voting in these manners, such as usage charges from Internet access providers, that must be borne by the stockholder.

Votes submitted by mail or via the Internet must be received by 11:59 p.m., Eastern Time, on March 26, 2007. Submitting your vote by mail or via the Internet will not affect your right to vote in person should you decide to attend the Annual Meeting.

If your shares are registered in the name of a bank or brokerage firm, you will receive instructions from your bank or brokerage firm that must be followed in order for the record holder to vote the shares per your instructions. Many banks and brokerage firms have a process for their beneficial holders to provide instructions over the telephone or via the Internet. If telephone or Internet voting is unavailable from your bank or brokerage firm, please complete and return the enclosed voting instruction card in the prepaid and addressed envelope provided.

Stockholder Proposals for the 2008 Annual Meeting

In the event that a stockholder wishes to have a proposal considered for presentation at our 2008 Annual Meeting and included in our proxy statement and form of proxy used in connection with such meeting, the proposal must be forwarded to our Secretary so that it is received no later than November 28, 2007. Any such proposal must comply with the requirements of Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended.

Under our bylaws, if a stockholder, rather than including a proposal in the proxy statement as discussed above, seeks to propose business for consideration at that meeting, notice must be received by our Secretary at our principal offices at 2099 Gateway Place, Suite 600, San Jose, CA, 95110, not less than 90 days prior to the first anniversary of the preceding year's Annual Meeting. Therefore, to be timely for the 2008 Annual Meeting, any such notice must be received by our Secretary no later than December 28, 2007. However, in the event that the date of the 2008 Annual Meeting is advanced by more than 30 days, or delayed by more than 60 days from such anniversary date, notice by the stockholder, to be timely, must be so delivered not earlier than the close of business on the later of the 90th day prior to such meeting or the 10th day following the day on which public announcement of the date of such meeting is first made.

DIRECTOR INDEPENDENCE AND CORPORATE GOVERNANCE

Director Independence

For a member of our Board of Directors (the "Board") to be considered independent under NYSE rules, the Board must determine that the director does not have a material relationship with VeriFone and/or its consolidated subsidiaries (either directly or as a partner, stockholder or officer of an organization that has a relationship with any of those entities). The Board has determined that Mr. Bondy, Dr. Castle, Dr. Denend, Mr. Hart, Mr. Henske, Mr. Rinehart and Mr. Roche are independent under NYSE rules.

Our Board has undertaken a review of the independence of directors nominated for election at the 2007 Annual Meeting in accordance with standards that the Board and the Corporate Governance and Nominating Committee have established to assist the Board in making independence determinations. Any relationship listed under the heading "Material Relationships" below will, if present, be deemed material for the purposes of determining director independence. If a director has any relationship that is considered material, the director will not be considered independent. Any relationship listed under the heading "Immaterial Relationships" below will be considered categorically immaterial for the purpose of determining director independence. Multiple "Immaterial Relationships" will not collectively create a material relationship that would cause the director to not be considered independent. In addition, the fact that a particular relationship is not addressed under the heading "Immaterial Relationships" will not automatically cause a director to not be independent. If a particular relationship is not addressed under the standards established by the Board, the Board will review all of the facts and circumstances of the relationship to determine whether or not the relationship, in the Board's judgment, is material.

Material Relationships

Any of the following shall be considered material relationships that would prevent a director from being determined to be independent:

Auditor Affiliation. The director is a current partner or employee of VeriFone's internal or external auditor or a member of the director's immediate family (including the director's spouse; parents; children; siblings; mothers-, fathers-, brothers-, sisters-, sons- and daughters-in-law; and anyone who shares the director's home, other than household employees) is a current employee of such auditor who participates in the firm's audit, assurance or tax compliance (but not tax planning) practice or a current partner of such auditor. Or the director or an immediate family member of the director was a partner or employee of the firm who personally worked on VeriFone's audit within the last five years.

Business Transactions. The director is an employee of another entity that, during any one of the past five years, received payments from VeriFone, or made payments to VeriFone, for property or services that exceeded the greater of $1 million or 2% of the other entity's annual consolidated gross revenues. Or a member of the director's immediate family has been an executive officer of another entity that, during any one of the past five years, received payments from VeriFone, or made payments to VeriFone, for property or services that exceeded the greater of $1 million or 2% of the other entity's annual consolidated gross revenues.

Employment. The director was an employee of VeriFone at any time during the past five years or a member of the director's immediate family was an executive officer of VeriFone in the prior five years.

Interlocking Directorships. During the past five years, the director or an immediate family member of the director was employed as an executive officer by another entity where one of VeriFone's current executive officers served at the same time on the Compensation Committee.

Other Compensation. A director or an immediate family member of a director received more than $100,000 per year in direct compensation from VeriFone, other than director and committee fees, in the past five years.

Professional Services. A director is (i) a partner of or of counsel to a law firm that performs substantial legal services to VeriFone on a regular basis or (ii) a partner or officer of an investment bank or consulting firm that performs substantial services to VeriFone on a regular basis.

Immaterial Relationships

The following relationships shall be considered immaterial for purposes of determining director independence:

Affiliate of Stockholder. A relationship arising solely from a director's status as an executive officer, principal, equity owner or employee of an entity that is a stockholder of VeriFone.

Certain Business Transactions. A relationship arising solely from a director's status as an executive officer, employee or equity owner of an entity that has made payments to or received payments from VeriFone for property or services shall not be deemed a material relationship or transaction that would cause a director not to be independent so long as the payments made or received during any one of such other entity's last five fiscal years are not in excess of the greater of $1 million or 2% of such other entity's annual consolidated gross revenues.

Director Fees. The receipt by a director from VeriFone of fees for service as a member of the Board and committees of the Board.

Other Relationships. Any relationship or transaction that is not covered by any of the standards listed above in which the amount involved does not exceed $25,000 in any fiscal year shall not be deemed a material relationship or transaction that would cause a director not to be independent.

Notwithstanding the foregoing, no relationship shall be deemed categorically immaterial pursuant to this section to the extent that it is required to be disclosed in SEC filings under Item 404 of the SEC's Regulation S-K.

Corporate Governance Guidelines

Our Board has adopted corporate governance guidelines that provide the framework for the corporate governance principles of VeriFone. These corporate governance principles are reviewed annually by our Corporate Governance and Nominating Committee, and changes are recommended to the Board for approval as appropriate. Our corporate governance guidelines are available on the Investor Relations section of our website, http://ir.verifone.com/, and are available in print to any stockholder who requests it.

Code of Business Conduct and Ethics

VeriFone has adopted a Code of Business Conduct and Ethics, which can be found in the Investor Relations section of our website, http://ir.verifone.com/, and is available in print to any stockholder who requests it. The Code of Business Conduct and Ethics applies to all of VeriFone's employees, officers and directors. We will post any amendments to or waivers from a provision of our Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions and that relates to any element of the "code of ethics" definition set forth in Item 406(b) of Regulation S-K of the U.S. Securities and Exchange Commission ("SEC") at http://ir.verifone.com/.

Director Attendance at Meetings

Each of our directors is expected to attend the Annual Meeting. Although our Board recognizes that conflicts may occasionally prevent a director from attending a Board or stockholder meeting, the Board expects each director to make every possible effort to keep such absences to a minimum. In fiscal 2006, the Board held six meetings. During that period, each director attended not less than 75% of the meetings of the Board and committees of the Board on which the director served.

Executive Sessions

Non-employee directors meet in executive session with no management directors or employees present at each regularly scheduled Board meeting. The presiding director at these meetings is selected by the non-employee directors at the relevant meeting. In the absence of such selection, the presiding director will be the Chairman of the Compensation Committee.

Communications with Directors

Any interested party may direct communications to individual directors, including the presiding director, to a board committee, the independent directors as a group or to the Board as a whole, by addressing the communication to the named individual, to the committee, the independent directors as a group or to the Board as a whole c/o Secretary, VeriFone Holdings, Inc., 2099 Gateway Place, Suite 600, San Jose, CA, 95110. VeriFone's Secretary or an Assistant Secretary will review all communications so addressed and will relay to the addressee(s) all communications determined to relate to the business, management or governance of VeriFone.

Committees of our Board of Directors

Our Board has an Audit Committee, a Compensation Committee and a Corporate Governance and Nominating Committee.

Audit Committee

Our Board has a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended. Our Board has adopted an Audit Committee charter, which is available on the Investor Relations section of our website at http://ir.verifone.com/ and defines the Audit Committee's purposes to include:

- Overseeing the compensation for and supervising our independent registered public accounting firm,
- Reviewing our internal accounting procedures, systems of internal controls and financial statements,

- Reviewing and approving the services provided by our internal auditors and independent registered public accounting firm, including the results and scope of their audits, and
- Resolving disagreements between management and our independent registered public accounting firm.

In fiscal 2006, our Audit Committee met eight times, and met in executive and private sessions at each such meeting with external counsel and our independent registered public accounting firm.

Our Board and our Corporate Governance and Nominating Committee have determined that each member of the Audit Committee is "independent" within the meaning of the rules of both the NYSE and the SEC.

The report of the Audit Committee is included in this Proxy Statement under "Report of the Audit Committee."

Compensation Committee

Our Board has adopted a Compensation Committee charter, which is available on the Investor Relations section of our website at http://ir.verifone.com and defines the Compensation Committee's purposes to include:

- Reviewing and approving corporate goals and objectives relevant to the compensation of VeriFone's Chief Executive Officer ("CEO"), evaluating the CEO's performance in light of those goals and objectives and, either as a committee or together with the other independent directors (as directed by the Board), determining and approving the CEO's compensation level based on this evaluation,
- Making recommendations to the Board with respect to non-CEO compensation, incentive-compensation plans and equity-based plans, including the VeriFone Bonus Plan and the 2006 Equity Incentive Plan, overseeing the activities of the individuals responsible for administering these plans, and discharging any responsibilities imposed on the Compensation Committee by any of these plans,
- Approving any new equity compensation plan or any material change to an existing plan where stockholder approval has not been obtained,
- In consultation with management, overseeing regulatory compliance with respect to compensation matters, including overseeing VeriFone's policies on structuring compensation programs to preserve tax deductibility, and, as and when required, establishing performance goals and certifying that performance goals have been attained for purposes of Section 162(m) of the Internal Revenue Code,
- Making recommendations to the Board with respect to any severance or similar termination payments proposed to be made to any current or former officer of VeriFone, and
- Preparing an annual Report of the Compensation Committee for inclusion in our annual proxy statement.

In fiscal 2006, our Compensation Committee met four times, and met in executive session at each such meeting.

Our Board of Directors and our Corporate Governance and Nominating Committee have determined that each member of the Compensation Committee is "independent" within the meaning of the rules of both the NYSE and the SEC.

The report of the Compensation Committee is included in this Proxy Statement under "Report of the Compensation Committee."

Corporate Governance and Nominating Committee

Our Board of Directors has adopted a Corporate Governance and Nominating Committee charter, which is available on the Investor Relations section of our website at http://ir.verifone.com and defines the Corporate Governance and Nominating Committee's purposes to include:

- Making recommendations to the Board from time to time as to changes that the Corporate Governance and Nominating Committee believes to be desirable to the size of the Board or any committee thereof,

- Identifying individuals believed to be qualified to become Board members, consistent with criteria approved by the Board, and selecting, or recommending to the Board, the nominees to stand for election as directors at the annual meeting of stockholders or, if applicable, at a special meeting of stockholders,
- Developing and recommending to the Board standards to be applied in making determinations as to the absence of material relationships between VeriFone and a director,
- Identifying Board members qualified to fill vacancies on any committee of the Board (including the Corporate Governance and Nominating Committee) and recommending that the Board appoint the identified member or members to the respective committee,
- Establishing procedures for the Corporate Governance and Nominating Committee to exercise oversight of the evaluation of the Board and management,
- Developing and recommending to the Board a set of corporate governance principles applicable to VeriFone and reviewing those principles at least once a year, and
- Assisting management in the preparation of the disclosure in VeriFone's annual proxy statement regarding the operations of the Corporate Governance and Nominating Committee.

The Corporate Governance and Nominating Committee has not established specific minimum age, education, experience, or skill requirements for potential members, but, in general, expects that qualified candidates will have managerial experience in a complex organization and will be able to represent the interests of the stockholders as a whole. The Corporate Governance and Nominating Committee considers each candidate's judgment, skill, diversity, experience with businesses and other organizations of comparable size, the interplay of the candidate's experience with the experience of other Board members, and the extent to which the candidate would be a desirable addition to the Board and any committees of the Board. In addition, each candidate must have the time and ability to make a constructive contribution to the Board.

The Corporate Governance and Nominating Committee has generally identified nominees based upon suggestions by directors, management, outside consultants and stockholders. Members of the Corporate Governance and Nominating Committee discuss and evaluate possible candidates in detail and suggest individuals to explore in more depth. Once a candidate is identified for serious consideration, the nominee is referred to the Board for full Board consideration of the nominee.

The Corporate Governance and Nominating Committee will consider candidates recommended by stockholders in the same manner as other candidates. Stockholders may nominate candidates for director in accordance with the advance notice and other procedures contained in our Bylaws.

In fiscal 2006, our Corporate Governance and Nominating Committee met six times, and met in executive session at each such meeting.

Our Board of Directors and our Corporate Governance and Nominating Committee have determined that each member of the Corporate Governance and Nominating Committee is "independent" within the meaning of the rules of both the NYSE and the SEC.

The report of the Corporate Governance and Nominating Committee is included in this Proxy Statement under "Report of the Corporate Governance and Nominating Committee."

Committee Membership

The table below summarizes membership information for each of the Board committees:

Director	Audit Committee	Compensation Committee	Corporate Governance and Nominating Committee
Douglas G. Bergeron			
Craig A. Bondy			✓
James C. Castle	✓		✓(Chairman)
Leslie G. Denend	✓	✓(Chairman)	
Alex W. (Pete) Hart(1)			✓
Robert B. Henske	✓(Chairman)	✓	
Charles R. Rinehart(2)	✓		
Collin E. Roche		✓	

✓ = Member

(1) Mr. Hart became a member of the Corporate Governance and Nominating Committee in July 2006, replacing Dr. Denend.

(2) Mr. Rinehart became a member of the Audit Committee in July 2006.

Audit Committee Financial Expert

Our Board has determined that Robert B. Henske is qualified as an Audit Committee financial expert within the meaning of SEC regulations. In making this determination, the Board considered the following qualifications: (a) understanding of generally accepted accounting principles ("GAAP"); (b) ability to apply GAAP to accounting for estimates, accruals and reserves; (c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the issues likely to be raised by our financial statements, or experience actively supervising persons engaged in these activities; (d) understanding of internal control over financial reporting; and (e) understanding of Audit Committee functions.

Director Compensation

For fiscal 2006, all directors who are not our employees were entitled to receive annual fees for service on the Board and Board committees as follows:

Annual director retainer	$30,000
Annual committee chair retainers:	
Audit Committee	$10,000
Compensation Committee	$ 5,000
Corporate Governance and Nominating Committee	$ 5,000
Annual committee member retainers:	
Audit Committee	$ 5,000
Compensation Committee	$ 2,500
Corporate Governance and Nominating Committee	$ 2,500

All annual fees are paid in quarterly installments. In addition, under our Outside Directors' Stock Option Plan, we have granted to each director who is not our employee, upon the director's initial appointment to the Board, options to purchase 30,000 shares of our common stock and plan, each year thereafter, to grant options to purchase an additional 7,500 shares of our common stock. The exercise price for these options is the fair market value of our common stock at the time of the grant of the options. For each grant of options, one quarter of the options vest after one year, and the remainder vest ratably by quarter over the succeeding three years. The options have a term of seven years. In addition, beginning February 1, 2006, all directors were entitled to receive $2,000 per day for each

Board and committee meeting attended in person. Directors are also reimbursed for all reasonable expenses incurred in connection with attendance at any of these meetings. Messrs. Bondy and Roche have waived these fees and option grants.

Beginning January 1, 2007, all directors who are not our employees are entitled to receive annual fees for service on the Board and Board committees as follows:

Annual director retainer	$35,000
Annual committee chair retainers:	
Audit Committee	$20,000
Compensation Committee	$10,000
Corporate Governance and Nominating Committee	$10,000
Annual committee member retainers:	
Audit Committee	$10,000
Compensation Committee	$ 5,000
Corporate Governance and Nominating Committee	$ 5,000

In addition, all directors are also entitled to receive $2,500 per meeting for each Board and committee meeting attended in person and $1,250 per meeting for each telephonic Board and committee meeting attended. Messrs. Bondy and Roche have waived these fees.

PROPOSAL 1: ELECTION OF DIRECTORS

The business and affairs of VeriFone are managed under the direction of our Board of Directors. Our Board has responsibility for establishing broad corporate policies and for the overall performance of VeriFone, rather than for day-to-day business operations. Our Board presently consists of eight members. All of our directors are elected annually for a one year term expiring at the Annual Meeting of Stockholders in the following year. Each director will hold office until his or her successor has been elected and qualified or until the director's earlier resignation or removal.

The proxy holders named on the proxy card intend to vote for the election of the eight nominees listed below. The Board has selected these nominees on the recommendation of the Corporate Governance and Nominating Committee. If at the time of the meeting one or more of the nominees have become unable to serve, shares represented by proxies will be voted for the remaining nominees and for any substitute nominee or nominees designated by the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee knows of no reason why any of the nominees will be unable to serve.

Nominees for Election to the Board of Directors for a One Year Term Expiring in 2008

Douglas G. Bergeron. Mr. Bergeron, age 46, has served as Chairman of the Board of Directors and as Chief Executive Officer of VeriFone Holdings, Inc. since July 2001. From December 2000 to June 2002, Mr. Bergeron was Group President of Gores Technology Group and, from April 1999 to October 2000 served as President and Chief Executive Officer of Geac Computer Corporation. From 1990 to 1999, Mr. Bergeron served in a variety of executive management positions at SunGard Data Systems Inc., including Group CEO of SunGard Brokerage Systems Group and President of SunGard Futures Systems. Mr. Bergeron holds a Bachelor of Arts degree (with Honors) in Computer Science from York University in Toronto, Canada, and a Masters of Science degree from the University of Southern California. Mr. Bergeron is on the board of First Consulting Group, Inc. of Long Beach, California and the Multiple Sclerosis Society of Silicon Valley and a member of the Listed Company Advisory Committee of the NYSE.

Craig A. Bondy. Mr. Bondy, age 33, has served as a director since July 2002. He is a Principal of GTCR Golder Rauner, L.L.C., which he joined in August 2000. He previously worked in the investment banking department of Credit Suisse First Boston. He received a B.B.A. in Finance from the Honors Business Program at the University of Texas at Austin and an M.B.A. from the Stanford University Graduate School of Business. Mr. Bondy serves on the boards of directors of several private companies in GTCR's portfolio.

James C. Castle. Dr. Castle, age 70, has served as a director since January 2005. Dr. Castle is currently President and Chief Executive Officer of Castle Information Technologies, LLC, a provider of information technology and board of directors consulting services, since 2001. He was formerly the Chairman of the Board and Chief Executive Officer of DST Systems of California, Inc. (formerly USCS International, Inc.), a position he held from August 1992 to April 2002. DST Systems of California is a worldwide provider of computer services to the cable industry and a provider of billing services to the cable, telephony, financial services and utility industries. From 1991 to 1992, Dr. Castle was President and Chief Executive Officer of Teradata Corporation, until that company merged with NCR Corporation, a subsidiary of AT&T. From 1987 to 1991, Dr. Castle was Chairman of the Board, President, Chief Executive Officer and a director of Infotron Systems Corporation. Dr. Castle earned a Ph.D. in computer and information sciences from the University of Pennsylvania, an M.S.E.E. from the University of Pennsylvania and a B.S. from the U.S. Military Academy at West Point. Dr. Castle is also a director of The PMI Group, Inc., a provider of credit enhancement and other products that promote homeownership and facilitate mortgage transactions in the capital markets, and Southwest Water Company, a provider of a broad range of services, including water production and distribution.

Leslie G. Denend. Dr. Denend, age 65, has served as a director since January 2005. Dr. Denend was President of Network Associates, Inc., from December 1997 until May 1998. Since 1998, Dr. Denend has served on the boards of numerous public and private companies. Dr. Denend also was President and CEO of Network General Corporation from February 1993 until December 1997 and Chairman, President and CEO of Vitalink Communications Corporation from October 1990 until its acquisition by Network Systems Corp. in June 1991. Dr. Denend remained as a business unit president at Network Systems Corp. until December 1992. He was Executive Vice President at 3Com Corporation from January 1989 until October 1990. He was also a partner in McKinsey and Company from December 1984 until January 1989. Dr. Denend served as Executive Assistant to the Executive Director of the Council on International Economic Policy in the Executive Office of the President from August 1974 until August 1975, as a member of the National Security Council Staff from June 1977 until 1979, when he became the Special Assistant to the Assistant to the President for National Security Affairs, until January 1981. Dr. Denend also served as Deputy Director of the Cabinet Council on Economic Affairs from May 1982 until June 1983. Dr. Denend earned a Ph.D. and an M.B.A. from Stanford University and a B.S. from the U.S. Air Force Academy. He also currently serves as a director of Exponent, Inc., a science and engineering consulting firm, and McAfee, Inc., a supplier of computer security solutions.

Alex W. (Pete) Hart. Mr. Hart, age 66, has served as a director since July 2006. Mr. Hart holds a bachelor's degree in Social Relations from Harvard University. Mr. Hart is currently Chairman of the Board and a director of Silicon Valley Bancshares. Mr. Hart has been an independent consultant to the financial services industry since November 1997. From August 1995 to November 1997, he served as Chief Executive Officer and from March 1994 to August 1996, as Executive Vice Chairman, of Advanta Corporation, a diversified financial services company. From 1988 to 1994, he was President and Chief Executive Officer of MasterCard International, the worldwide payment service provider. He is currently a member of the Boards of Directors of Fair Isaac Corporation, a predictive software company (since 2002), Global Payments, Inc., a payment services company (since 2001), eharmony.com, an online compatibility service (since 2004) and SeQual Technologies, a manufacturer of mobile oxygen products.

Robert B. Henske. Mr. Henske, age 45, has served as a director since January 2005. Mr. Henske is currently senior vice president and general manager of the consumer tax group of Intuit Inc., which he joined in 2003. Mr. Henske served as Intuit's Chief Financial Officer from 2003 to 2005. He was previously CFO of Synopsys Inc., a supplier of electronic design automation software from May 2000 until January 2003. Mr. Henske was also CFO at American Savings Bank, a partner at Oak Hill Capital Management, a Robert M. Bass Group private equity investment firm, and a partner at Bain & Company. He earned an M.B.A. in finance and strategic planning from the Wharton School at the University of Pennsylvania and a B.A. in chemical engineering from Rice University.

Charles R. Rinehart. Mr. Rinehart, age 60, has served as a director since May 2006. Mr. Rinehart retired from HF Ahmanson & Co. and its principal subsidiary, Home Savings of America in 1998. Mr. Rinehart joined HF Ahmanson in 1989 and shortly thereafter was named President and Chief Operating Officer. He was named Chief Executive Officer in 1993 and also became Chairman in 1995 and served in these roles through 1998. Mr. Rinehart has previously served as a director of Kaufman & Broad Home Corporation, Union Bank of California, the Federal

Home Loan Board of San Francisco, and PacifiCare. Mr. Rinehart holds a bachelor's degree in mathematics from the University of San Francisco.

Collin E. Roche. Mr. Roche, age 35, has served as a director since July 2002. Mr. Roche is currently a Principal of GTCR Golder Rauner, L.L.C., which he joined in 1996 and rejoined in 2000 after receiving an M.B.A. from Harvard Business School. Prior to joining GTCR, Mr. Roche worked as an investment banking analyst at Goldman, Sachs & Co. and as an associate at Everen Securities. He received a B.A. in Political Economy from Williams College. Mr. Roche serves on the boards of directors of Syniverse Holdings, Inc., a provider of mission-critical technology services to wireless telecommunications companies worldwide, and several private GTCR portfolio companies.

There are no family relationships among any directors, nominees or executive officers of VeriFone.

Directors' Recommendation

The Board of Directors unanimously recommends a vote "FOR" the election of each of Douglas G. Bergeron, Craig A. Bondy, James C. Castle, Leslie G. Denend, Alex W. (Pete) Hart, Robert B. Henske, Charles R. Rinehart and Collin E. Roche to the Board of Directors.

REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee of VeriFone (the "Compensation Committee") consists exclusively of independent directors.

The general purpose of the Compensation Committee is to (1) review and approve corporate goals and objectives relating to the compensation of VeriFone's CEO, evaluate the CEO's performance in light of those goals and objectives and, either as a committee or together with the other independent directors (as directed by the Board), determine and approve the CEO's compensation level based on this evaluation and (2) make recommendations to the Board with respect to non-CEO compensation, incentive-compensation plans and equity-based plans, among other things. VeriFone's Board of Directors and its Corporate Governance and Nominating Committee have determined that each member of the Compensation Committee is "independent" within the meaning of the rules of both the NYSE and the SEC.

The Compensation Committee evaluates each of the components of VeriFone's executive compensation strategy annually.

Philosophy and Objectives

The goals of VeriFone's compensation program are to align executive compensation with VeriFone's business objectives and performance, to enable VeriFone to attract, retain and motivate executives and other key employees who contribute to VeriFone's short-term and long-term financial goals and to motivate them to enhance long-term stockholder value, while at the same time offering overall compensation that is competitive with that offered for comparable positions in similar companies.

The Compensation Committee has retained an independent advisor and resource to help develop and execute VeriFone's total executive compensation strategy. The independent advisor provides the Compensation Committee with survey data using analyses of benchmark positions from selected companies, or a group of companies, with whom VeriFone competes for the recruitment and retention of executive personnel. The survey group information includes comparative data regarding base salaries, annual variable cash compensation, and long-term incentives.

VeriFone's compensation strategy consists of three major components: competitive base salaries, annual incentives and long-term incentives. The philosophy and operation of each component of our executive compensation is discussed below:

Base Salary. Base salary is the fixed portion of executive pay and compensates individuals for expected day-to-day performance. Such salaries are determined by evaluating the responsibilities of the position and the experience of the particular individual as well as considering competitive pay practices in VeriFone's industry. In the course of its review, the Compensation Committee considers the factors above as well as the individual's personal performance during the prior year.

Annual Incentives. The Compensation Committee believes that a substantial portion of each executive officer's annual compensation should be in the form of variable incentive pay. Accordingly, targeted payouts are established at the beginning of each fiscal year based on certain revenue and income targets ("Operating Forecasts").

No payouts are made unless the minimum amount of Operating Forecasts are achieved. If the minimum Operating Forecasts are reached, the payout amount can range from 0% to 200% of the targeted payout, based on (a) the Committee's evaluation of VeriFone's actual fiscal results compared to the targeted Operating Forecasts and (b) the individual's personal performance during the prior year.

The Compensation Committee must certify the achievement of Operating Forecasts attained before authorizing the payment of annual incentives to executive officers. For fiscal 2006, the Compensation Committee believes that VeriFone significantly exceeded the targeted Operating Forecasts and the Compensation Committee determined that up to 200% of the targeted bonus payouts should be paid to VeriFone's executive officers.

Long-Term Incentive Plans. In addition to the objectives discussed above, the Compensation Committee believes that a substantial portion of each executive officer's compensation should be in the form of long-term incentives in order to enhance the alignment of the interests of executive officers with those of VeriFone's stockholders. The Compensation Committee determines targeted incentive awards at the beginning of each year, based on VeriFone's achievement of total stockholder return ("TSR") as compared to the TSR of other companies in VeriFone's peer group, excluding VeriFone from that index; in addition, the amount of each executive's targeted incentive award is based on his or her position within VeriFone, recent performance, his or her potential for future responsibility and promotion, and comparable awards made to executives in similar positions with VeriFone's peers. The relative weight given to each of these factors may vary among executives, at the Compensation Committee's discretion.

The amounts of long-term incentives actually awarded can range from 0% to 200% of the targeted incentive awards, depending upon the level of relative TSR as compared to the companies in the applicable peer index. No payouts are made unless the relative TSR equals or exceeds the relative TSR threshold set at the 25th percentile.

The Compensation Committee must certify the achievement of the levels of relative TSR prior to authorizing any long-term incentive awards to certain executives. Long-term incentive awards are paid in the form of restricted stock, stock options with an exercise price equal to the fair market value of VeriFone's common stock on the date of grant, or a combination of the two. Options and shares of restricted stock granted under the program generally vest in four equal annual installments beginning one year after the date of grant, and such options have 7-year or 10-year terms.

In March 2006, the Compensation Committee approved long-term incentive awards in the form of stock options and restricted stock units to executive officers covering the period ended October 31, 2005 based on VeriFone's performance over the period, compared with companies in VeriFone's peer group, as well as management's efforts and accomplishments in completing VeriFone's initial public offering. In September 2006, the Compensation Committee approved long-term incentive awards to William Atkinson and Barry Zwarenstein in the form of restricted stock units based upon the performance of such individuals, particularly in connection with the Lipman acquisition.

Chief Executive Officer Compensation

Mr. Bergeron's compensation for fiscal 2006 was as follows:

Base Salary: Mr. Bergeron's annual base salary was set at $600,000 for fiscal 2006.

Annual Incentives: Pursuant to his employment contract, Mr. Bergeron's target annual bonus was set at $750,000. Based on VeriFone's performance during fiscal 2006, the Compensation Committee, in its discretion, determined that for fiscal 2006 Mr. Bergeron should receive an annual bonus of 200% of his target bonus.

Long-Term Incentives: During fiscal 2006, VeriFone awarded Mr. Bergeron 40,000 restricted stock units and 225,000 stock options. The stock options have a stock price of $28.82 per share and both stock options and restricted stock units have a vesting schedule in which 25% will vest one year after grant and 6.25% will vest each calendar quarter thereafter, with full vesting on the fourth anniversary of grant.

Deductibility

Section 162(m) of the Internal Revenue Code limits the deductibility of compensation in excess of $1 million paid to VeriFone's named executive officers unless this compensation qualifies as "performance-based." Given the consistent profitability of VeriFone, the Committee believes that it is in the best interests of VeriFone and its stockholders to pay bonuses to its named executive officers that are deductible by VeriFone for federal income tax purposes. However, the Committee retains the flexibility to approve annual, long- term or other compensation arrangements that do not qualify for tax deductibility under Section 162(m) if the Committee believes that such compensation is in the best interests of VeriFone and its stockholders.

Conclusion

The Compensation Committee finds the total compensation granted to the executive officers individually and in the aggregate to be reasonable and not excessive. As described in further detail above, the Compensation Committee is committed to a performance-based compensation methodology that links a significant portion of compensation for our executive officers (including our CEO) to individual and VeriFone performance. To meet this objective and other objectives, the Compensation Committee will evaluate VeriFone's compensation policies on an ongoing basis and will determine whether any changes need to be made to VeriFone's compensation policies.

COMPENSATION COMMITTEE

Leslie G. Denend, Chair
Robert B. Henske
Collin E. Roche

REPORT OF THE CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

The primary purposes of the Corporate Governance and Nominating Committee are to (i) identify individuals qualified to become members of the Board of Directors, (ii) develop and recommend to the Board standards to be applied in making determinations as to the absence of material relationships between VeriFone and a director, (iii) develop and recommend to the Board a set of corporate governance principles and (iv) assist management in the preparation of disclosure in this Proxy Statement regarding the operations of the Corporate Governance and Nominating Committee.

The Board has determined, upon the recommendation of the Corporate Governance and Nominating Committee, that Mr. Bondy, Dr. Castle, Dr. Denend, Mr. Hart, Mr. Henske, Mr. Rinehart and Mr. Roche were "independent" within the meaning of the rules of the NYSE and the SEC. The Corporate Governance and Nominating Committee currently consists of Mr. Hart and Mr. Bondy, as well as Dr. Castle, as chairman. Mr. Hart joined the Committee in July 2006, replacing Dr. Denend. The Board has determined that each of member of the Committee is "independent" within the meaning of the rules of the NYSE and the SEC.

On an ongoing basis during fiscal 2006, the Corporate Governance and Nominating Committee evaluated potential candidates for positions on the Board and its committees, in each case in accordance with the criteria set forth in VeriFone's Corporate Governance Guidelines. The Corporate Governance and Nominating Committee approved and recommended to the Board of Directors the eight director nominees currently standing for election at the Annual Meeting.

Over the course of fiscal 2006, the Corporate Governance and Nominating Committee reviewed with management both the long-term and emergency succession plans for the Chief Executive Officer and other key employees. The Corporate Governance and Nominating Committee has engaged an external executive search firm to assist in identifying qualified independent candidates to serve on VeriFone's Board of Directors.

As part of its duties, in September 2006, the Corporate Governance and Nominating Committee also reviewed the Committee's charter and VeriFone's Corporate Governance Guidelines to determine whether any changes to the charter or the guidelines were deemed necessary or desirable by the Committee. After completing this review, the Committee recommended to the Board that no amendments to these documents needed to be made at that time.

The Committee also conducted an evaluation of its own performance that included an evaluation of its performance compared with the requirements of the charter of the Committee. During fiscal 2006, the Corporate Governance and Nominating Committee performed all of its duties and responsibilities under the Corporate Governance and Nominating Committee Charter.

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

James C. Castle, Chair
Craig A. Bondy
Alex W. (Pete) Hart

REPORT OF THE AUDIT COMMITTEE

The purpose of the Audit Committee of VeriFone is to assist the Board of Directors in fulfilling its oversight responsibility to the stockholders, potential stockholders, the investment community, and others relating to: (i) the integrity of VeriFone's financial statements; (ii) VeriFone's compliance with legal and regulatory requirements; (iii) VeriFone's independent registered public accounting firm's qualifications and independence; (iv) the performance of VeriFone's internal audit function and independent registered public accounting firm; (v) the retention of VeriFone's independent registered public accounting firm; and (vi) the preparation of this report.

The Board of Directors has determined, upon the recommendation of the Corporate Governance and Nominating Committee, that each member of the Audit Committee is "independent" within the meaning of the rules of the NYSE and the SEC. The Audit Committee currently consists of Drs. Castle and Denend and Mr. Rinehart, as well as Mr. Henske, as chairman, whom the Board of Directors has designated as an "Audit Committee financial expert" within the meaning of applicable SEC rules. Mr. Rinehart joined the Committee in July 2006.

As set forth in the Audit Committee charter, management is responsible for the preparation, presentation, and integrity of VeriFone's financial statements, for the appropriateness of the accounting principles and reporting policies that are used by VeriFone and for implementing and maintaining internal control over financial reporting. The independent registered public accounting firm is responsible for auditing VeriFone's financial statements and for reviewing VeriFone's unaudited interim financial statements.

In fulfilling their responsibilities, it is recognized that members of the Audit Committee are not full-time employees of VeriFone and are not, and do not represent themselves to be, performing the functions of auditors or accountants. As such, it is not the duty or responsibility of the Audit Committee or its members to conduct "field work" or other types of auditing or accounting reviews or procedures or to set auditor independence standards. Members of the Audit Committee necessarily rely on the information provided to them by management and the independent registered public accounting firm. Accordingly, the Audit Committee's considerations and discussions referred to below do not assure that the audit of VeriFone's financial statements has been carried out in accordance with generally accepted accounting principles or that VeriFone's auditors are in fact "independent."

In the performance of its oversight function, the Audit Committee has considered and discussed the audited financial statements with management and the independent registered public accounting firm. The Audit Committee has also discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as currently in effect. In addition, the Audit Committee has discussed with the independent registered public accounting firm the auditors' independence from VeriFone and its management, including the matters in the written disclosures and letter required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, a copy of which the Audit Committee has received. All non-audit services performed by the registered public accounting firm must be specifically pre-approved by the Audit Committee or a member thereof.

In reliance on the reviews and discussions referred to above, and subject to the limitations on the role and responsibilities of the Audit Committee referred to above and in the Audit Committee charter, the Audit Committee recommended to the Board the inclusion of the audited financial statements in VeriFone's Annual Report on Form 10-K for the year ended October 31, 2006, as filed with the Securities and Exchange Commission.

AUDIT COMMITTEE

Robert B. Henske, Chair
James C. Castle
Leslie G. Denend
Charles R. Rinehart

EXECUTIVE COMPENSATION

The following table sets forth summary compensation information for VeriFone's chief executive officer and the four most highly compensated executive officers other than its chief executive officer for the years ended October 31, 2004, 2005 and 2006. These executives are referred to in this Proxy Statement as the "named executive officers".

Summary Compensation Table

		Annual Compensation			Long-Term Compensation Awards		
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)(1)	Restricted Stock Awards ($)(2)	Securities Underlying Options (#)	All Other Compensation ($)
Douglas G. Bergeron	2006	597,313	1,500,000	39,104	1,154,400	225,000	6,720(3)
Chairman and Chief	2005	535,500	1,070,000	39,104	—	—	6,694(4)
Executive Officer	2004	535,500	350,000	39,104	—	—	351,278(5)
Barry Zwarenstein	2006	319,167	250,000	—	1,388,600	80,000	5,087(6)
Executive Vice	2005	300,000	200,000	—	—	125,000	8,039(7)
President and Chief Financial Officer	2004	103,461(8)	150,000	—	—	325,000	330(9)
Jesse Adams	2006	299,167	125,000	2,607	288,600	40,000	9,080(10)
Vice Chairman	2005	280,000	202,955	2,607	—	125,000	8,840(11)
	2004	280,600	108,129	2,607	—	—	11,520(12)
William Atkinson	2006	298,958	224,664	2,607	1,388,600	40,000	6,916(13)
Executive Vice	2005	275,000	217,050	2,607	—	125,000	8,177(14)
President, Payment Systems	2004	275,000	104,700	2,607	—	—	7,536(15)
David Turnbull	2006	299,166	187,500	2,607	288,600	40,000	720(16)
Senior Vice President,	2005	280,000	199,750	2,607	—	125,000	726(17)
Research & Development	2004	250,000	94,741	2,607	—	—	792(18)

(1) Relates to the difference between fair value at time of the grant of restricted stock and the purchase price for restricted stock granted under our 2002 Securities Purchase Plan. The amount represents the pro rata amount of such discount for the restricted stock vesting during the fiscal year.

(2) In March 2006, we granted the following restricted stock units, or RSUs, to named executive officers: Mr. Bergeron: 40,000 RSUs; Mr. Zwarenstein: 10,000 RSUs; Mr. Adams: 10,000 RSUs; Mr. Atkinson: 10,000 RSUs; and Mr. Turnbull: 10,000 RSUs. In September 2006, we granted an additional 40,000 RSUs to each of Mr. Atkinson, and Mr. Zwarenstein in recognition of their efforts on the Lipman acquisition. The values of the RSUs reflected in the table were determined by multiplying the number of RSUs by the closing price of our common stock on the release grant date ($28.86 per share for March 22, 2006 and $27.75 per share for September 12, 2006). 25% of the RSUs vest on the first anniversary of the grant date and 6.25% of the RSUs vest quarterly thereafter, such that the RSUs would be fully vested on the fourth anniversary of their grant date. RSUs may be forfeited on termination of employment, except in limited circumstances.

(3) Comprised of $6,000 of company 401(k) plan matching contribution and $720 of life insurance premium.

(4) Comprised of $5,968 of company 401(k) plan matching contribution and $726 of life insurance premium.

(5) Comprised of $175,038 of relocation related payment, $171,878 paid to compensate Mr. Bergeron for taxes due on the relocation related payment, $3,570 of company 401(k) plan matching contribution and $792 of life insurance premium.

(6) Comprised of $4,367 of company 401(k) plan matching contribution and $720 of life insurance premium.

(7) Comprised of $7,313 of company 401(k) plan matching contribution and $726 of life insurance premium.

(8) Represents partial year salary. Mr. Zwarenstein became our Senior Vice President and Chief Financial Officer on July 1, 2004.

(9) Comprised of $330 of life insurance premium.

(10) Comprised of $8,360 of company 401(k) plan matching contribution and $720 of life insurance premium.
(11) Comprised of $8,114 of company 401(k) plan matching contribution and $726 of life insurance premium.
(12) Comprised of $10,728 of company 401(k) plan matching contribution and $792 of life insurance premium.
(13) Comprised of $6,196 of company 401(k) plan matching contribution and $720 of life insurance premium.
(14) Comprised of $7,451 of company 401(k) plan matching contribution and $726 of life insurance premium.
(15) Comprised of $6,744 of company 401(k) plan matching contribution and $792 of life insurance premium.
(16) Comprised of $720 of life insurance premium.
(17) Comprised of $726 of life insurance premium.
(18) Comprised of $792 of life insurance premium.

Stock Option Grants in the Year Ended October 31, 2006

The following table sets forth information regarding stock options we granted during the year ended October 31, 2006 to the named executive officers. We granted options to purchase common stock equal to a total of 2,498,720 shares during the year ended October 31, 2006. These numbers are calculated based on SEC requirements and do not reflect our projection or estimate of future stock price growth. For each grant of options, one quarter of the options vest after one year, and the remainder vest ratably by quarter over the succeeding three years. The options have a term of seven years.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term ($)	
	Number of Shares of Common Stock Underlying Option/ SARs Granted	Percentage of Total Options/SARs Granted to Employees in FY 2006	Exercise or Base Price per Share ($)	Expiration Date	5%	10%
Douglas G. Bergeron	225,000	9.00%	28.86	3/22/2013	2,643,507	6,160,494
Jesse Adams	40,000	1.60%	28.86	3/22/2013	469,957	1,095,199
William Atkinson	40,000	1.60%	28.86	3/22/2013	469,957	1,095,199
David Turnbull	40,000	1.60%	28.86	3/22/2013	469,957	1,095,199
Barry Zwarenstein	80,000	3.20%	28.86	3/22/2013	939,913	2,190,398

Aggregate Option Exercises in the Last Fiscal Year and Fiscal Year-End Option Values

The following table provides information about unexercised options held by each named executive officer as of October 31, 2006. These values are based on the closing price of $29.21 per share of our common stock on the NYSE on October 31, 2006.

Named Executive Officer	Shares Acquired on Exercise (#)	Value Realized ($)(2)	Number of Securities Underlying Unexercised Options at Fiscal Year-End (#)		Value of Unexercised In-The-Money Options at Fiscal Year-End(1) ($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Douglas G. Bergeron	—	—	—	225,000	—	78,750
Jesse Adams	—	—	60,312	129,688	1,306,281	1,762,969
William Atkinson	—	—	60,312	129,688	1,306,281	1,762,969
David Turnbull	—	—	60,312	129,688	1,306,281	1,762,969
Barry Zwarenstein	44,000	924,269	141,312	344,688	3,563,004	6,313,856

(1) "Value of Unexercised In-The-Money Options" is the aggregate, calculated on a grant-by-grant basis, of the product of the number of unexercised options at our 2006 fiscal year-end multiplied by the difference between the exercise price for the grant and the closing price per share of our common stock on the NYSE on October 31, 2006 ($29.21). The actual value, if any, that will be realized upon the exercise of an option will depend upon the difference between the exercise price of the option and the market price of our common stock on the NYSE on the date that the option is exercised.

(2) "Value realized" was calculated based on the market value of the shares purchased at the exercise date less the aggregate option exercise price.

EMPLOYMENT CONTRACTS AND CHANGE OF CONTROL ARRANGEMENTS

Douglas G. Bergeron

We entered into a senior management agreement with Mr. Bergeron dated July 1, 2002, containing provisions relating to employment terms and stock ownership.

The senior management agreement provides for Mr. Bergeron to serve as the Chief Executive Officer of VeriFone, until his resignation, disability or death, or a decision by our Board of Directors to terminate his employment with or without cause (as defined in the agreement). Mr. Bergeron's annual base salary was initially set at $510,000, subject to any increase as determined by the Board based on achievements of budgetary or other objectives set by the Board, and Mr. Bergeron was also eligible for a bonus, based upon the achievement of budgetary and other objectives set by the Board. Mr. Bergeron was paid a base salary of $513,188 and a bonus of $305,000 for fiscal year 2003 and a base salary of $535,500 and a bonus of $350,000 for fiscal year 2004. On December 27, 2004, Mr. Bergeron's senior management agreement was amended to provide for an annual base salary of $535,000 for fiscal year 2005 and to provide for Mr. Bergeron to be eligible for a bonus of up to 100% of his annual base salary. Notwithstanding Mr. Bergeron's senior management agreement, the Compensation Committee, in its discretion, determined that in fiscal 2005 Mr. Bergeron should be awarded a bonus equal to 200% of his annual base salary.

On January 4, 2007, Mr. Bergeron's senior management agreement was amended and restated to provide for an annual base salary of $700,000 for fiscal year 2007, subject to annual increases at the discretion of the Compensation Committee, and for potential annual cash bonuses, with a target bonus for 2007 of $900,000. Annual bonuses will be between 0 and 200% of the target bonus, based on Mr. Bergeron's performance and the achievement of performance criteria to be established by the Compensation Committee.

The term of the amended and restated agreement ends on October 31, 2009, subject to automatic renewal for additional one-year periods six months prior to the termination date. If Mr. Bergeron's employment is terminated without cause or he resigns for good reason (as defined in the agreement), then Mr. Bergeron may be entitled to severance equal to one year's current base salary and bonus paid for the prior fiscal year and Mr. Bergeron will be subject to certain noncompetition undertakings during the term of the employment agreement and for the severance period. Any severance payments will be conditioned on Mr. Bergeron's compliance with the noncompetition provisions of the employment agreement. Our Board of Directors has the option to extend the noncompetition period for an additional year, by agreeing to pay Mr. Bergeron an additional year's severance.

In connection with the execution of the amended and restated agreement, Mr. Bergeron may earn up to 900,000 performance restricted stock units ("Performance RSUs") over a three year period based upon growth in our net income per share as adjusted and if certain improvements to our share price are achieved. For fiscal year 2007, vesting of 200,000 Performance RSUs will require that we report improvements in net income, as adjusted, per share that exceed management's current expectations, and for fiscal years 2008 and 2009, vesting of 200,000 Performance RSUs will require 20% annual increases in net income, as adjusted, per share. Net income, as adjusted, will be defined on a basis consistent with that reported by us for the fiscal year ended October 31, 2006. In addition, in each of the three years, Mr. Bergeron may earn up to a further 100,000 Performance RSUs but only if we achieve both the targeted improvement in net income, as adjusted, per share results and there is a corresponding improvement in our share price to thresholds that represent 20% annual improvement up to a price of $62.20 per share for the fiscal 2009 grants. Each year's Performance RSUs will not vest until the end of the fiscal year following the year in which the net income per share, as adjusted, target is met.

Mr. Bergeron's amended and restated agreement contains provisions requiring him to protect the confidentiality of our proprietary and confidential information. Mr. Bergeron has agreed not to compete with us or solicit our employees or customers for a period of one year if he is terminated without cause or resigns for good reason, or for a period of two years if his employment is terminated for any other reason.

Pursuant to the senior management agreement, in July 2002, Mr. Bergeron purchased 3,910,428 shares, designated as carried common, of our common stock at a price of $0.0333 per share; and DGB Investments, Inc., a corporation controlled by Mr. Bergeron, purchased 2,021,791 shares, designated as co-invest common, of our common stock at a price of $0.0333 per share and 3,302 shares of our Class A redeemable convertible preferred stock at a price of $1,000 per share. We redeemed all of our outstanding Class A redeemable convertible preferred stock on June 30, 2004 for an amount equal to $1,000 per share plus accrued and unpaid dividends, or a total of $3,945,642 for the Class A redeemable convertible preferred stock owned by DGB Investments.

The co-invest common was fully vested upon purchase by DGB Investments, Inc., a corporation controlled by Mr. Bergeron, subject to a right of repurchase which terminated upon the completion of our initial public offering on May 4, 2005. The carried common vests at a rate of 20% of the entire amount of carried common per year, subject to Mr. Bergeron's continued employment, with an initial vesting date of July 1, 2003. All of the unvested carried common will vest upon a sale of the company, if Mr. Bergeron's employment has not been terminated at or prior to that time.

The senior management agreement provided that in the event that Mr. Bergeron ceases to be employed by us, all stock purchased pursuant to the senior management agreement will be subject to repurchase by us, or by affiliates of GTCR and TCW/Crescent Mezzanine to the extent that we do not exercise our repurchase right to all applicable shares. The repurchase price for each share depends in part on whether it is vested. The repurchase price for each unvested share of common stock is $0.0333 per share. The purchase price for each vested share of common stock is its fair market value as of the date of termination, except that if Mr. Bergeron's employment is terminated for cause, the purchase price for each vested share of carried common will be $0.0333. This repurchase right terminated with respect to vested shares upon the completion of our initial public offering on May 4, 2005.

Barry Zwarenstein

We entered into a change in control severance agreement effective July 1, 2004 with Mr. Zwarenstein that requires us to provide specified payments and benefits to Mr. Zwarenstein if we undergo a change in control that results in a qualifying termination. A qualifying termination occurs if Mr. Zwarenstein's employment is terminated for cause or if he resigns for good reason (as defined in the agreement) in the period beginning 90 days before a change in control and ending 18 months after a change in control or otherwise, in certain circumstances if the termination occurs prior to the above-referenced period if the termination was at the request of a person that had indicated an intention to, or had taken steps reasonably calculated to, effect a change in control.

A change in control for purposes of the agreement means any of the following events, subject to specified exceptions:

- any person or group of persons, other than Douglas G. Bergeron and his affiliates and investment funds affiliated with GTCR, becomes the beneficial owner of 40% or more of our outstanding voting securities;
- the consummation of a merger or similar transaction that requires the approval of our stockholders (either for the transaction itself or for the issuance of securities);
- a change in the majority composition of our Board of Directors;
- a sale of all or substantially all of our assets; and
- our liquidation or dissolution.

If there is a qualifying termination, we must pay Mr. Zwarenstein, within 10 days following the date of termination, the following:

- a sum equal to the total of (i) Mr. Zwarenstein's base salary through the date of termination and any bonuses that have become payable and have not been paid or deferred, (ii) a pro rata portion of Mr. Zwarenstein's annual bonus for the fiscal year in which termination occurs (subject to specified minimums and elimination of duplicative payments) and (iii) any accrued vacation pay and compensation previously deferred by Mr. Zwarenstein, other than pursuant to a tax-qualified plan; and

- a sum equal to the total of (i) Mr. Zwarenstein's annual base salary during the 12 month period immediately prior to the date of termination and (ii) his target incentive bonus for the fiscal year in which the date of termination or the change in control occurs (whichever is greater).

In connection with a qualifying termination, we must also provide Mr. Zwarenstein with continuing medical, insurance and related benefits for twelve months following the date of termination.

In connection with the consummation of a merger or similar transaction or a sale of all or substantially all of our assets that constitutes a change in control, the agreement also provides for the full vesting of any stock options, restricted stock and other stock based rights held by Mr. Zwarenstein pursuant to the New Founders' Stock Option Plan unless a specific grant otherwise provides.

The agreement provides for modification to these payments and other benefits in order to mitigate the tax effects on Mr. Zwarenstein of a specified federal excise tax.

Mr. Zwarenstein has agreed that in the event of a tender or exchange offer, proxy contest or the execution of an agreement whose consummation would constitute a change in control, he will not voluntarily leave his employment with us (other than in the case of death, mandatory retirement or for good reason) until the change in control occurs or is terminated or abandoned.

This agreement continues in effect until we give two years' written notice of cancellation, but the agreement ends immediately if Mr. Zwarenstein's employment is terminated more than 90 days before a change in control.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of October 31, 2006 regarding securities issued under our equity compensation plans that were in effect during fiscal 2006.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by security holders(1)	5,406,108	$17.84	6,333,255
Equity compensation plans not approved by security holders	—	—	—
Total	5,406,108	$17.84	6,333,255

(1) This reflects our New Founders' Stock Option Plan, Outside Directors' Stock Option Plan, 2005 Employee Equity Incentive Plan and 2006 Equity Incentive Plan. This information does not include any securities issuable pursuant to the Lipman Electronic Engineering Ltd. 2003 Stock Option Plan, Lipman Electronic Engineering Ltd. 2004 Stock Option Plan, Lipman Electronic Engineering Ltd. 2004 Share Option Plan or Lipman Electronic Engineering Ltd. 2006 Share Incentive Plan following our acquisition of Lipman Electronic Engineering Ltd. on November 1, 2006.

New Founders' Stock Option Plan

Our New Founders' Stock Option Plan permitted grants to executives or other key employees of options to purchase shares of our common stock. This plan was available generally to our employees. All options granted under the plan were options to purchase our common stock.

Following adoption of our 2006 Equity Incentive Plan in March 2006, no further grants were authorized under the New Founders Stock Option Plan. The options have a term of ten years and generally vest over a period of five years from the date of grant, with 20% vesting after one year, and an additional 5% vesting every three months thereafter. At October 31, 2006, there were 898,062 options outstanding at a weighted-average exercise price of $4.22 per share, of which 404,817 were exercisable, at a weighted-average exercise price of $3.80 per share.

Outside Directors' Stock Option Plan

Our Outside Directors' Stock Option Plan permits grants of options to purchase shares of common stock to members of our Board of Directors who are not our employees or representatives of our significant stockholders. Following adoption of our 2006 Equity Incentive Plan in March 2006, no further grants were authorized under the Outside Director Stock Option Plan. At October 31, 2006, 90,000 options were outstanding under the plan at a weighted average exercise price of $10.00 per share of which 37,500 were exercisable at a price of $10.00 per share.

2005 Employee Equity Incentive Plan

Our 2005 Employee Equity Incentive Plan permits grants of incentive or non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares and share units and other stock-based awards. Grants may be made to our officers and employees and other individuals performing services for us. As of October 31, 2006, there were 2,539,245 options outstanding at a weighted-average exercise price of $12.13 per share of which 418,383 were exercisable.

2006 Equity Incentive Plan

Our 2006 Equity Incentive Plan permits grants of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares and share units, dividend equivalent rights and other stock awards. Grants may be made to our directors, officers and employees and other individuals performing services for us. The plan authorizes the issuance of an aggregate of 9,000,000 shares of our common stock. Any shares granted as stock options or stock appreciation rights shall be counted as 1 share issued under the plan for each share so granted. Any shares granted as awards other than stock options or stock appreciation rights shall be counted as 1.75 shares issued under the plan for each share so granted. Through October 31, 2006, we had issued options under the plan to purchase an aggregate of 2,391,745 shares net of cancellations, at a weighted-average exercise price of $29.10 per share, and we had issued 170,000 restricted stock units, none of which were exercisable.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents information concerning the beneficial ownership of the shares of our common stock as of December 31, 2006, by:

- each person we know to be the beneficial owner of 5% of more of our outstanding shares of common stock;
- each of our executive officers;
- each of our directors; and
- all of our executive officers and directors as a group.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Percentage of beneficial ownership is based on 82,138,631 shares of common stock outstanding as of December 31, 2006. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of December 31, 2006 are considered outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless indicated below, the address of each individual listed below is c/o VeriFone Holdings, Inc., 2099 Gateway Place, Suite 600, San Jose, California 95110.

Name and Address of Beneficial Owner	Shares Beneficially Owned	
	Number	Percent of Class
Beneficial owners		
GTCR Fund VII, L.P.(1)(2)	16,458,911	20.0%
GTCR Capital Partners, L.P.(1)(2)	16,458,911	20.0%
GTCR Co-Invest, L.P.(1)(2)	16,458,911	20.0%
Wellington Management Company, LLP(3)	7,302,240	8.9%
FMR Corp.(4)	4,891,265	6.0%
Douglas G. Bergeron(5)	3,412,483	4.2%
Jesse Adams(6)	156,709	*
Isaac Angel	180,000	*
William Atkinson(6)	227,268	*
Elmore Waller(6)	98,715	*
Barry Zwarenstein(6)	165,187	*
Craig A. Bondy(1)(2)	16,458,911	20.0%
James C. Castle(7)	19,500	*
Leslie G. Denend(7)	15,000	*
Alex W. (Pete) Hart	1,000	*
Robert B. Henske(7)	15,000	*
Charles R. Rinehart	—	*
Collin E. Roche(1)(2)	16,458,911	20.0%
All directors and executive officers as a group (13 persons)	20,749,773	25.3%

* Less than 1%.

(1) The address of each of GTCR Fund VII, L.P., GTCR Capital Partners, L.P., GTCR Co-Invest, L.P. and Messrs. Bondy and Roche is c/o GTCR Golder Rauner, L.L.C., 6100 Sears Tower, Chicago, Illinois 60606.

(2) Beneficial ownership information includes 15,213,750 shares of common stock held by GTCR Fund VII, L.P., 1,105,876 shares of common stock held by GTCR Capital Partners, L.P., and 139,283 shares of common stock held by GTCR Co-Invest, L.P. GTCR Golder Rauner, L.L.C. is the general partner of the general partner of GTCR Fund VII, L.P., the general partner of the general partner of the general partner of GTCR Capital Partners, L.P., and the general partner of GTCR Co-Invest, L.P. GTCR Golder Rauner, L.L.C., through a six-person members committee (consisting of Mr. Roche, Philip A. Canfield, David A. Donnini, Edgar D. Jannotta, Jr., Joseph P. Nolan and Bruce V. Rauner, with Mr. Rauner as the managing member), has voting and dispositive authority over the shares held by GTCR Fund VII, L.P., GTCR Capital Partners, L.P. and GTCR Co-Invest, L.P., and therefore beneficially owns such shares. Decisions of the members committee with respect to the voting and disposition of the shares are made by a vote of not less than one-half of its members and the affirmative vote of the managing member and, as a result, no single member of the members committee has voting or dispositive authority over the shares. Each of Messrs. Bondy, Roche, Canfield, Donnini, Jannotta, Nolan and Rauner, as well as Vincent J. Hemmer, David F. Randell, George E. Sperzel and Daniel W. Yih are principals of GTCR Golder Rauner, L.L.C., and each of them disclaims beneficial ownership of the shares held by the GTCR funds.

The beneficial ownership information does not include shares held by stockholders subject to the provision of the stockholders agreement described in the second paragraph of the section titled "Certain Relationships and Related Party Transactions — Agreements Related to Our 2002 Acquisition — Stockholders Agreement." Each of the GTCR funds and each of the principals of GTCR Golder Rauner, L.L.C. as listed in the preceding paragraph disclaims beneficial ownership of those shares.

(3) The address of Wellington Management Company LLP is 75 State Street Boston, MA 02109. All information regarding Wellington Management Company LLP is based on information disclosed in a Schedule 13G/A filed by Wellington Management Company LLP on February 14, 2007 (the "Wellington Schedule 13G"). According to

the Wellington Schedule 13G, Earnest Partners beneficially owns and has shared power to direct the disposition of these 7,302,240 shares, and the shared power to vote or direct the vote of 6,552,631 of these shares.

(4) The address of FMR Corp. is 82 Devonshire Street, Boston, Massachusetts 02109. All information regarding FMR Corp. and its affiliates is based on information disclosed in a Schedule 13G/A filed by FMR Corp. and Edward C. Johnson 3rd on February 14, 2007 (the "FMR Schedule 13G"). According to the FMR Schedule 13G, Fidelity Management & Research Company, a wholly-owned subsidiary of FMR Corp., beneficially owns 4,891,265 shares. As a result of Fidelity Management & Research Company acting as an investment advisor to various investment companies, the sole power to vote or direct the vote of these shares resides with the Boards of Trustees of the various Fidelity funds. None of the accounts over which FMR has complete investment discretion contains more than 5% of the outstanding shares of the Company.

(5) Beneficial ownership information includes 3,412,483 shares held by various family trusts, the beneficiaries of which are members of Mr. Bergeron's family.

(6) 45,410 shares of those listed as beneficially owned by Mr. Adams, 180,000 shares of those listed as beneficially owned by Mr. Angel, 61,187 shares of those listed as beneficially owned by Mr. Atkinson, 54,000 shares of those listed as beneficially owned by Mr. Waller, and 143,187 shares of those listed as beneficially owned by Mr. Zwarenstein represent shares issuable upon the exercise of options that are exercisable or will become exercisable within 60 days after December 31, 2006.

(7) 15,000 shares listed as beneficially owned by each of Dr. Denend and Mr. Henske represent shares issuable upon the exercise of options that are exercisable or will become exercisable within 60 days after December 31, 2006. 15,000 shares listed as beneficially owned by Dr. Castle represent shares issuable upon the exercise of options that became exercisable, and were exercised, in January 2007.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We occasionally enter into transactions with entities in which an executive officer, director, 5% or more beneficial owner of our common stock or an immediate family member of these persons have a direct or indirect material interest. The Audit Committee reviews and approves each individual related party transaction exceeding $60,000, and believes all of these transactions were on terms that were reasonable and fair to us. The Audit Committee also reviews and monitors on-going relationships with related parties to ensure they continue to be on terms that are reasonable and fair to us.

Transaction with Certain Affiliates

During the period from November 1, 2003 to March 1, 2005, we paid approximately $1.8 million to Driver Alliant Insurance Services, Inc., of which Driver Alliant retained approximately $71,000 as service fees for insurance brokerage services and the remainder of which was remitted to insurers as insurance premiums. Since November 1, 2003, we have also paid approximately $91,000 to Horn Murdock Cole for consulting services. Additionally, prior to August 2006 Driver Alliant received customary commissions from various companies in their capacity as our health insurance broker. Both Driver Alliant and Horn Murdock Cole are controlled by GTCR Golder Rauner, L.L.C., an affiliate of GTCR Fund VII, L.P., one of our significant stockholders. While we believe that each of these transactions was on terms substantially comparable to those we could have obtained from unaffiliated parties, we did not seek proposals from third parties for their services. We no longer receive services from any of the foregoing entities controlled by GTCR.

For the years ended October 31, 2006, 2005 and 2004, we recorded $0, $125,000 and $250,000, respectively, of management fees payable to GTCR Golder Rauner, L.L.C. an affiliate of GTCR Fund VII, L.P., of our significant stockholders. These fees are included in general and administrative expenses in the accompanying consolidated statements of operations. Upon the closing of our initial public offering in May 2005, the management fees ceased.

Indemnification and Employment Agreements

As permitted by the Delaware General Corporation Law, we have adopted provisions in our amended and restated certificate of incorporation that authorize and require us to indemnify our officers and directors to the full extent permitted under Delaware law, subject to limited exceptions. We have also entered, and intend to continue to enter, into separate indemnification agreements with each of our directors and officers which may be broader than the specific indemnification provisions contained in Delaware law. We have also entered into change of control agreements and/or employment agreements with our Chief Executive Officer and our Chief Financial Officer. See "Executive Compensation — Employment Contracts and Change of Control Arrangements."

Equity Grants

We have granted stock options to purchase shares of our common stock to our executive officers and directors and restricted stock units to certain of our executive officers. See "Executive Compensation" and "Director Compensation".

Restricted Stock Grants to Executive Officers

We granted restricted stock to our CEO in connection with our 2002 acquisition. See "Employment Contracts and Change of Control Arrangements — Douglas G. Bergeron."

Our 2002 Acquisition

On July 1, 2002, we acquired all of the outstanding common stock of VeriFone, Inc., our principal operating subsidiary, from VeriFone Holding Corp., a wholly owned subsidiary of Gores Technology Group. Our 2002 acquisition was financed through (i) borrowings of $95 million, including a $35 million revolving and term loan facility with a third party and a $60 million senior subordinated loan agreement with affiliates of GTCR and TCW/Crescent Mezzanine, and (ii) proceeds of approximately $1 million from the issuance of common stock and $63 million from the issuance of class A redeemable convertible preferred stock. The loan agreement with affiliates of GTCR and TCW/Crescent Mezzanine also contained warrants to purchase common stock and class A redeemable convertible preferred stock.

Senior Subordinated Loan Agreement with Affiliates of GTCR and TCW/Crescent Mezzanine

Under the senior subordinated loan agreement, we borrowed an aggregate of $60 million under promissory notes, consisting of $30 million borrowed from each of GTCR and TCW/Crescent Mezzanine, to facilitate the acquisition of VeriFone, Inc. The notes bore interest at 13.0% per annum, which was payable quarterly, and were due in full in July 2012. The promissory notes were fully repaid in June 2004 with proceeds from our secured credit facility.

In conjunction with the loan agreement, an affiliate of GTCR received warrants to purchase 2,577,102 shares of our common stock for $0.0067 per share and 4,209 shares of our class A redeemable convertible preferred stock for $0.01 per share, and affiliates of TCW/Crescent Mezzanine were issued warrants to purchase 2,577,102 shares of our common stock for $0.0067 per share and 4,209 shares of our class A redeemable convertible preferred stock for $0.01 per share. In each case, the exercise price for the warrants was deemed paid on issuance of the promissory notes. These lenders immediately exercised the warrants for our class A redeemable convertible preferred stock, and the affiliate of GTCR immediately exercised all of their warrants to purchase our common stock. The affiliates of TCW/Crescent Mezzanine exercised their warrants to purchase our common stock in June 2004.

Issuance of Common Stock in Our 2002 Acquisition

On July 1, 2002, in connection with our 2002 acquisition, we issued an aggregate of 5,932,219 shares of common stock to Mr. Bergeron and an affiliate pursuant to a senior management agreement with Mr. Bergeron. These arrangements are described in greater detail under the caption "Executive Compensation — Employment Contracts and Change of Control Arrangements — Douglas G. Bergeron". In addition, on July 1, 2002 we issued under our 2002 securities purchase plan an aggregate of 1,199,198 shares of common stock to eight other executives.

Issuance of Class A Redeemable Convertible Preferred Stock

On June 30, 2004, we redeemed all outstanding class A redeemable convertible preferred stock for $1,000 per share plus all accrued and unpaid dividends aggregating to $86.2 million. These shares of class A redeemable convertible preferred stock were originally issued in July 2002. In those transactions, we issued 4,209 such shares to affiliates of GTCR and TCW/Crescent Mezzanine pursuant to the exercise of warrants, and sold 3,302 of such shares for $1,000 per share to DGB Investments, Inc., a company controlled by Douglas G. Bergeron, our chief executive officer, pursuant to his senior management agreement.

Dividends on each share of class A redeemable convertible preferred stock accrued on a daily basis at a rate of 9% per annum of the sum of the liquidation value, which was $1,000 per share, plus accumulated and unpaid dividends.

Agreements Related to Our 2002 Acquisition

In connection with our 2002 acquisition, we and our subsidiaries entered into several agreements with various related parties under which we have certain ongoing obligations, as described below.

Purchase Agreement

We issued common stock and class A redeemable convertible preferred stock in our 2002 acquisition to affiliates of GTCR and TCW/Crescent Mezzanine pursuant to a purchase agreement. The class A redeemable convertible preferred stock has been redeemed and is no longer outstanding. The purchase agreement imposes continuing requirements on us in favor of the stockholders who purchased stock in our 2002 acquisition, as well as in favor of certain of their assignees.

We must deliver periodic financial statements and other financial information to the affiliates of GTCR and TCW/Crescent Mezzanine that purchased our stock in the recapitalization, as well as to any person or entity to which they may assign such stock, as long as that person holds any of our common stock.

In addition, until GTCR and its affiliates own less than 11,962,373 shares of our common stock, we will be subject to the following restrictions:

- GTCR will have the right to designate at least one member of each of the Compensation Committee and Corporate Governance and Nominating Committee of our Board of Directors, and
- we may not amend, modify or waive any provision of any existing agreement with key executives, including Douglas G. Bergeron, Jesse Adams, William Atkinson, David Turnbull, Elmore Waller, Nigel Bidmead and Robert Lopez, without the consent of the holders of a majority of the shares of common stock that we issued in our 2002 acquisition to affiliates of GTCR and TCW/Crescent Mezzanine (to the extent still held by them).

Stockholders Agreement

In connection with our 2002 acquisition, we entered into a stockholders agreement with certain executives and affiliates of GTCR and TCW/Crescent Mezzanine and an affiliate of Gores Technology Group and its successors.

The stockholders agreement has a provision that applies to transactions in which we undergo a change in control. Subject to specified conditions, the agreement requires the stockholders who are parties to it to consent to any sale of VeriFone Holdings to a non-affiliate of GTCR if the sale is approved by the holders of a majority of the shares subject to the agreement. This provision generally applies to any set of transactions that results in the acquisition, by a person or group of related persons, of substantially all of our assets or of an amount of our stock with sufficient voting power to elect a majority of our directors. However, a public offering of our stock or a sale to GTCR affiliates is not subject to this provision.

Professional Services Agreement

In connection with our 2002 acquisition, our subsidiary VeriFone, Inc. entered into a professional services agreement with GTCR, pursuant to which VeriFone, Inc. engaged GTCR as a financial and management consultant. The professional services agreement was terminated prior to the completion of our initial public offering on May 4, 2005. Under this agreement, GTCR had agreed to consult with the boards of directors and management of us and our affiliates regarding corporate strategy, budgeting of future corporate investments, acquisition and divestiture strategies, and debt and equity financings. Our subsidiary, VeriFone, Inc. agreed to pay GTCR an annual management fee of $250,000, and to reimburse GTCR for fees and expenses incurred by GTCR or its personnel. For the twelve months ended October 31, 2005, we paid GTCR a management fee of $125,000 under this agreement. VeriFone, Inc. also agreed to pay GTCR a placement fee equal to 1% of the gross amount of any debt or equity financing of VeriFone Holdings, Inc., and to indemnify GTCR and its personnel against losses arising from their performance under the agreement (except due to gross negligence or willful misconduct). We paid GTCR approximately $2.9 million in connection with our establishment of our secured credit facility in June 2004.

Registration Rights Agreement

We entered into a registration rights agreement pursuant to which we have agreed to register for sale under the Securities Act shares of our common stock in the circumstances described below. This agreement provides some stockholders with the right to require us to register common stock owned by them and other stockholders who are parties to the agreement, and provides stockholders who are parties to the agreement with the right to include common stock owned by them in a registration statement under most other circumstances.

Demand Rights. The holders of a majority of the shares described below, acting as a single group, have the right to require us to register such shares:

- shares of our common stock issued to specified affiliates of GTCR and TCW/Crescent Mezzanine as part of our 2002 acquisition, as well as any other shares of common stock owned by any person who owns such shares issued as part of our 2002 acquisition; and
- shares of our common stock issuable on the exercise of warrants that have been or may be issued to specified affiliates of GTCR and TCW/Crescent Mezzanine, as well as any other shares of common stock owned by any person who owns shares issued on exercise of such warrants.

We call the right to require us to register shares a demand right, and the resulting registration a demand registration. Stockholders with demand rights may make an unlimited number of such demands for registration on Form S-1 or, if available to us, on Form S-3. In addition, the holders of a majority of the shares or warrants described above that were issued initially to specified affiliates of TCW/Crescent Mezzanine may separately demand registration once on Form S-3 beginning on October 27, 2005, if registration on Form S-3 is then available to us. Holders of piggyback rights, described below, may include shares they own in a demand registration.

Piggyback Rights. A larger group of stockholders can request to participate in, or "piggyback" on, registrations of any of our securities for sale by us or by a third party. We call this right a piggyback right, and the resulting registration a piggyback registration. The piggyback right applies to the following shares:

- the shares described above that have demand rights;
- shares of our common stock held by specified executives, as well as any other executive who, with the consent of an affiliate of GTCR, becomes a party to the registration rights agreement. As of December 31, 2006, the executives who were parties to the registration rights agreement were Messrs. Adams, Atkinson, Bergeron, Turnbull and Waller, Nigel Bidmead and Robert Lopez, as well as Donald Campion and Gary Grant, former executives who remain stockholders; and
- shares of our common stock held by any other person to whom we issue equity securities and whom we permit, with the consent of an affiliate of GTCR, to become a party to the registration rights agreement.

The piggyback right applies to any registration other than a registration on Form S-4 or S-8.

Conditions and Limitations; Expenses. The registration rights outlined above are subject to conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration and our right to delay or withdraw a registration statement under specified circumstances.

We are not required to make a demand registration on Form S-1 within 90 days of either a prior demand registration on Form S-1 or a prior piggyback registration, unless those stockholders with piggyback rights were unable to register all the shares they wished to in the prior piggyback registration. In addition, holders of securities with registration rights may not make any public sale of our equity securities (including sales under Rule 144) in any underwritten offering in which registration rights were exercised until 90 days after the effectiveness of the final prospectus used in connection with such offering. (In either case, the managing underwriters for the relevant offering may agree to shorten this period.)

The underwriters in any demand registration, and in any piggyback registration that is underwritten, will be selected by the holders of a majority of the shares with demand rights that are included in the registration.

Other than underwriting discounts and commissions and brokers' commissions, we will pay all registration expenses in connection with a registration, as well as reasonable (or otherwise limited) fees for legal counsel to the stockholders with registration rights.

STOCK PRICE PERFORMANCE

The following graph compares the performance of an investment in our common stock from April 29, 2005 (the date of our initial public offering) through October 31, 2006, with the S&P 500 Index and a selected peer group index (the "Peer Group Index"). The Peer Group Index was selected on an industry basis and includes Hypercom Corporation, Ingenico S.A., International Business Machines Corp., MICROS Systems, Inc., NCR Corporation and Radiant Systems, Inc.


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S&P 500 INDEX
COMPARABLES INDEX

The graph assumes $100 was invested at the close of market on April 29, 2005 (the date of our initial public offering) in each of our common stock, the S&P 500 Index and the Peer Group Index and the reinvestment of dividends on the date of payment without payment of any commissions. No cash dividends have been declared on VeriFone's common stock since VeriFone's initial public offering. The comparisons in this graph are not intended to forecast or be indicative of possible future performance of VeriFone's common stock.

The table below shows the cumulative total returns in dollars of our common stock, the S&P 500 Index and the Peer Group Index at the end of each fiscal year since VeriFone's initial public offering, assuming $100 was invested on April 29, 2005 in each of our common stock, the S&P 500 Index and the Peer Group Index and the reinvestment of dividends on the date of payment without payment of any commissions. No cash dividends have been declared on VeriFone's common stock since VeriFone's initial public offering. The comparisons in this table are not intended to forecast or be indicative of possible future performance of VeriFone's common stock.

	4/29/05	10/31/05	10/31/06
VeriFone Holdings, Inc.	100.00	215.8	271.7
S&P 500 Index	100.00	104.3	119.1
Comparables Index	100.00	81.0	121.4

PROPOSAL 2: RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors of VeriFone has selected and appointed Ernst & Young LLP as the independent registered public accounting firm to audit the consolidated financial statements of VeriFone and its subsidiaries for the year ending October 31, 2007. Ernst & Young LLP audited the financial statements for us for the years ended October 31, 2006, 2005, 2004 and 2003. A member of that firm will be present at the annual meeting, will have an opportunity to make a statement, if so desired, and will be available to respond to appropriate questions.

Although stockholder ratification of the appointment of our independent registered public accounting firm is not required by our bylaws or otherwise, we are submitting the selection of Ernst & Young LLP to our stockholders for ratification as a matter of good corporate governance practice. Even if the selection is ratified, the Audit Committee in its discretion may select a different independent registered public accounting firm at any time if it determines that such a change would be in the best interests of VeriFone and its stockholders. If our stockholders do not ratify the Audit Committee's selection, the Audit Committee will take that fact into consideration, together with such other factors it deems relevant, in determining its selection of our independent registered public accounting firm.

Pre-approval of Audit and Non-Audit Services

Our Audit Committee has adopted a pre-approval policy requiring that the Audit Committee pre-approve all audit and permissible non-audit services to be performed by Ernst & Young LLP. Any proposed service that has received pre-approval but which will exceed pre-approved cost limits will require separate pre-approval by the Audit Committee. In accordance with the pre-approval policy, the Audit Committee may from time to time delegate pre-approval authority to the Chairman of the Audit Committee. If the Chairman exercises this authority, he must report any pre-approval decisions to the full Audit Committee at its next meeting.

Fees Paid to Independent Registered Public Accounting Firm

The following table shows information about fees paid by VeriFone and its subsidiaries to Ernst & Young LLP during the years ended October 31, 2006 and 2005 (in thousands):

	2006	Percentage of 2006 Services Approved by Audit Committee	2005	Percentage of 2005 Services Approved by Audit Committee
Audit fees	$3,749(1)	100%	$3,028(2)	100%
Audit-related fees	43	100	273	100
Tax fees	118	100	126	100
All other fees	8	100	2	100
Total fees	$3,918		$3,429	

(1) Audit fees in 2006 included fees incurred related to SEC registration statements filed in connection with our Lipman acquisition.

(2) Audit fees in 2005 included fees in respect of our initial public offering that was completed on May 4, 2005 and our follow-on offering that was completed on September 23, 2005.

Audit Fees. This category includes the audit of our annual financial statements, review of financial statements included in our Form 10-Q quarterly reports, and services that are normally provided by Ernst & Young LLP in connection with statutory and regulatory filings or engagements for those fiscal years. This category also includes advice on accounting matters that arose during, or as a result of, the audit or the review of interim financial statements, statutory audits required by non-U.S. jurisdictions and the preparation of an annual "management letter" on internal control matters. In addition, 2006 audit fees include those fees related to Ernst & Young LLP's audit of the effectiveness of the Company's internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act.

Audit-Related Fees. This category consists of assurance and related services provided by Ernst & Young LLP that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under "Audit Fees." The services for the fees disclosed under this category primarily include employee benefit plan audits, due diligence related to acquisitions and consultations concerning financial accounting and reporting standards and in fiscal 2005 advisory services associated with our Sarbanes-Oxley compliance initiatives.

Tax Fees. This category consists of professional services rendered by Ernst & Young LLP, primarily in connection with our tax compliance activities, including the preparation of tax returns in certain overseas jurisdictions, consultation on tax matters, tax advice relating to transactions and other tax planning and advice.

All Other Fees. This category consists of fees for products and services other than the services reported above.

Directors' Recommendation

The Board of Directors unanimously recommends a vote "FOR" ratification of the appointment of Ernst & Young LLP as the independent registered public accounting firm to audit the consolidated financial statements of VeriFone and its subsidiaries for the year ending October 31, 2007. Unless a contrary choice is specified, proxies solicited by the Board of Directors will be voted "FOR" ratification of the appointment.

OTHER MATTERS

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires VeriFone's executive officers, directors and persons who own more than 10% of VeriFone's common stock, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of VeriFone. The officers, directors and 10% stockholders are required by SEC regulations to furnish VeriFone with copies of all Section 16(a) forms they file.

SEC regulations require us to identify in this Proxy Statement anyone who failed to file on a timely basis reports that were due during the most recent fiscal year or, in certain cases, prior years. Based on our review of reports we received, or written representations from reporting persons stating that they were not required to file these forms, we believe that, during the fiscal year ended October 31, 2006, all Section 16(a) filing requirements were satisfied on a timely basis with the exception of the filing of one late Form 4 with respect to a single late transaction or a single series of related transactions in connection with equity awards granted in March 2006.

Incorporation by Reference

To the extent that this Proxy Statement is incorporated by reference into any other filing by VeriFone under the Securities Act of 1933 or the Securities Exchange Act of 1934, the sections of this Proxy Statement entitled "Report of the Compensation Committee," "Report of the Corporate Governance and Nominating Committee," "Report of the Audit Committee" (to the extent permitted by the rules of the SEC) and "Stock Price Performance," will not be deemed incorporated and are not considered "soliciting" material.

Householding

The SEC has adopted rules that permit companies and intermediaries (such as banks and brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This practice, known as "householding," is designed to reduce the volume of duplicate information and reduce printing and postage costs.

If you and others who share your mailing address own our common stock in street name, meaning through bank or brokerage accounts, you may have received a notice that your household will receive only one annual report and proxy statement from each company whose stock is held in such accounts. Unless you responded that you did not want to participate in householding, you were deemed to have consented to it and a single copy of our proxy statement and annual report have been sent to your address.

We will promptly deliver separate copies of our proxy statement and annual report at the request of any stockholder who is in a household that participates in the householding of our proxy materials. You may send your request by mail to our Investor Relations department at VeriFone Holdings, Inc., 2099 Gateway Place, San Jose, CA 95110 or by telephone at (408) 232-7800. If you currently receive multiple copies of VeriFone's proxy materials and would like to participate in householding, please contact our Investor Relations department at the address or phone number described above.

Availability of Certain Documents

You may obtain, free of charge, a copy of our 2006 Annual Report on Form 10-K filed with the SEC, this Proxy Statement, our Annual Report to Stockholders, our Corporate Governance Guidelines, our Code of Business Conduct and Ethics, and the charters for our Audit, Compensation and Corporate Governance and Nominating Committees, without charge, by writing to: VeriFone Holdings, Inc., 2099 Gateway Place, Suite 600, San Jose, California 95110, Attn: Investor Relations. All of these documents also are available on our website at http://ir.verifone.com.

Other Matters

The Board of Directors knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors,



Barry Zwarenstein
Executive Vice President,
Chief Financial Officer and Secretary

San Jose, California
Dated: February 27, 2007

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended October 31, 2006

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 001-32465

VERIFONE HOLDINGS, INC.
(Exact name of Registrant as Specified in its Charter)

Delaware *(State or Other Jurisdiction of Incorporation or Organization)*	**04-3692546** *(I.R.S. Employer Identification No.)*
2099 Gateway Place, Suite 600 **San Jose, CA** *(Address of Principal Executive Offices)*	**95110** *(Zip Code)*

(408) 232-7800
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $.01 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K, or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer" and "large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

As of April 28, 2006, the aggregate market value of the common stock of the registrant held by non-affiliates was approximately $1.2 billion based on the closing sale price as reported on the New York Stock Exchange.

There were 81,823,286 shares of the registrant's common stock issued and outstanding as of the close of business on December 8, 2006.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for its 2007 Annual Meeting of Stockholders to be held on March 30, 2007 are incorporated by reference in the Annual Report on Form 10-K in response to Part III, Items 10, 11, 12, 13, and 14.

VERIFONE HOLDINGS, INC.

2006 ANNUAL REPORT ON FORM 10-K

INDEX

FORWARD LOOKING STATEMENTS

This report and certain information incorporated by reference herein contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "should," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential," or "continue," the negative of such terms or comparable terminology.

Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined in "Risk Factors." These factors may cause our actual results to differ materially from any forward-looking statement.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements.

These statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under "Risk Factors" and elsewhere in this report. We are under no duty to update any of the forward-looking statements after the date of this Annual Report on Form 10-K to conform such statements to actual results or to changes in expectations.

PART I

ITEM 1. *BUSINESS*

Overview

We are the global leader in secure electronic payment solutions. We provide expertise, solutions and services that add value to the point of sale with merchant-operated, consumer-facing and self-service payment systems for the financial, retail, hospitality, petroleum, government and healthcare vertical markets. Since 1981, we have designed and marketed system solutions that facilitate the long-term shift toward electronic payment transactions and away from cash and checks. We believe that we have the leading electronic payment solutions brands and, following our recent acquisition of Lipman Electronic Engineering Ltd ("Lipman"), we are one of the largest providers of electronic payment systems worldwide in terms of revenues, research and development spending and profitability. Our net revenues grew by 19.7% and 24.4%, respectively, for the years ended October 31, 2006 and 2005, reaching $581.1 million for the year ended October 31, 2006.

Our system solutions consist of point of sale electronic payment devices that run our proprietary and third party operating systems, security and encryption software and certified payment software as well as third party, value-added applications. Our system solutions are able to process a wide range of payment types including signature and PIN-based debit cards, credit cards, contactless/radio frequency identification, or RFID, cards and tokens, smart cards, pre-paid gift and other stored-value cards, electronic bill payment, check authorization and conversion, signature capture and electronic benefits transfer, or EBT. Our proprietary architecture was the first to enable multiple value-added applications, such as gift card and loyalty card programs, healthcare insurance eligibility and time and attendance tracking, to reside on the same system without requiring recertification when new applications are added to the system. We are an industry leader in multi-application payment system deployments and we believe we have the largest selection of certified value-add applications.

We design our system solutions to meet the demanding requirements of our direct and indirect customers. Our electronic payment systems are available in several distinctive modular configurations, offering our customers flexibility to support a variety of connectivity options, including wireline and wireless internet protocol, or IP, technologies. We also offer our customers support for installed systems, consulting and project management services for system deployment and customization of integrated software solutions.

Our customers are primarily global financial institutions, payment processors, petroleum companies, large retailers, government organizations and healthcare companies, as well as independent sales organizations, or ISOs. The functionality of our system solutions includes transaction security, connectivity, compliance with certification standards and the flexibility to execute a variety of payment and non-payment applications on a single system solution.

Company History

VeriFone, Inc., our principal operating subsidiary, was incorporated in 1981. Shortly afterward, we introduced the first check verification and credit authorization device ever utilized by merchants in a commercial setting. In 1984, we introduced the first mass market electronic payment system intended to replace manual credit card authorization devices for small merchants. VeriFone, Inc. became a publicly traded company in 1990 and was acquired by Hewlett-Packard Company in 1997. Hewlett-Packard operated VeriFone, Inc. as a division until July 2001, when it sold VeriFone, Inc. to Gores Technology Group, LLC, a privately held acquisition and investment management firm, in a transaction led by our Chief Executive Officer, Douglas G. Bergeron. In July 2002, Mr. Bergeron and certain investment funds affiliated with GTCR Golder Rauner, L.L.C., or GTCR, a private equity firm, led a recapitalization in which VeriFone Holdings, Inc. was organized as a holding company for VeriFone, Inc., and GTCR-affiliated funds became our majority stockholders. We completed our initial public offering in May 4, 2005.

On November 1, 2006, we acquired Lipman. In connection with this acquisition, we issued 13,462,474 shares of our common stock and paid $344.8 million in exchange for all the outstanding ordinary shares of Lipman. All options to purchase Lipman ordinary shares were exchanged for options to purchase approximately 3.7 million shares of our common stock. In addition, in accordance with the merger agreement, Lipman's Board of Directors declared a special cash dividend of $1.50 per Lipman ordinary share, or an aggregate amount of $40.4 million dollars. This special cash dividend was paid on October 23, 2006 to Lipman shareholders of record as of October 11, 2006. The estimated aggregate purchase price excluding restructuring charges for this acquisition was $785.0 million.

See Note 15 of Notes to Consolidated Financial Statements for additional information related to this acquisition.

Our Industry

The electronic payment solutions industry encompasses systems, software and services that enable the acceptance and processing of electronic payments for goods and services and provide other value-added functionality at the point of sale. The electronic payment system is a critical part of the payment processing infrastructure. We believe that current industry trends, including the global shift toward electronic payment transactions and away from cash and checks, the rapid penetration of electronic payments in emerging markets as those economies modernize, the increasing proliferation of IP connectivity, the penetration of wireless systems for mobile applications and an increasing focus on security to minimize fraud and identity theft, will continue to drive growth in demand for electronic payment systems.

The electronic payment system serves as the interface between consumers and merchants at the point of sale and with the payment processing infrastructure. It captures critical electronic payment data, secures the data through sophisticated encryption software and algorithms and routes the data across a range of payment networks for processing, authorization and settlement. Payment networks include credit, card networks, such as Visa, MasterCard and American Express, that route credit card and signature-based debit transactions, as well as electronic funds transfer, or EFT, networks, such as STAR, Interlink and NYCE, that route PIN-based debit transactions. In a typical electronic payment transaction, the electronic payment system first captures and secures consumer payment data from one of a variety of payment media, such as a credit or debit card, smart card or contactless/RFID card. Consumer payment data is then routed from the electronic payment system to the appropriate payment processor and financial institution for authorization. Finally, the electronic payment system receives the authorization to complete the transaction between the merchant and consumer.

Industry Trends

One of the major global trends in the payments industry has been the move towards electronic payment transactions and away from cash and checks. This trend has been accelerated by the usage of credit and debit card based payments, especially PIN-based debit. Another key driver is the growth in single application credit card solutions. Typically, these solutions enable merchants to provide an efficient payment solution in non-traditional settings such as the emerging trend of pay-at-the-table in restaurants, which is capitalizing on the development of wireless communications infrastructure. We believe this trend will continue for the foreseeable future. According to Global Insight, a research company, an estimated 70% of the $26 trillion spent globally each year on personal items is still paid for by cash and checks. The key geographic, technological and regulatory drivers for this trend towards electronic payments are discussed below.

Rapid Penetration of Electronic Payments in Emerging Markets

Certain regions, such as Eastern Europe, Latin America and Asia, are under-penetrated in terms of electronic payments and are experiencing rapid growth The increasing adoption of electronic payments in these regions is driven primarily by strong economic growth, improving infrastructure development, support from governments seeking to increase VAT and sales tax collection, and the expanding presence of IP and wireless networks.

IP Connectivity

Broadband connectivity provides faster transmission of transaction data at a lower cost, enabling more advanced payment and other value-added applications at the point of sale. Major telecommunications carriers have expanded their communications networks and lowered fees, which allows more merchants to utilize IP based networks cost effectively. The faster processing and lower costs associated with IP connectivity have opened new markets for electronic payment systems, including many that have been primarily cash-only industries such as quick service restaurants, or QSRs. New wireless electronic payment solutions are being developed to increase transaction processing speed, throughput and mobility at the point of sale, and offer significant security benefits by enabling consumers to avoid relinquishing their payment cards. A portable device can be presented to consumers, for example, to pay-at-the-table in full-service restaurants or to pay in other environments, such as outdoor arenas, pizza delivery, farmers' markets and taxi cabs.

Growth of Wireless Communications

The development and increased use of wireless communications infrastructure are increasing demand for compact, easy-to-use and reliable wireless payment solutions. The flexibility, ease of installation and mobility of wireless makes this technology an attractive and often more cost-effective alternative to traditional landline-based telecommunications.

The wireless communications industry has grown substantially in the United States and globally over the past twenty years. Cellular and Wireless Fidelity (Wi-Fi) communications fully support secure IP based payment transactions, which, with the increased speed of wireless communications, makes wireless telecommunications an attractive alternative to traditional telecommunications.

Mobile technologies enable new applications for electronic payment transactions, including pay-at-the-table and pay-at-the-curb in restaurants, as well as electronic card payments in environments that once required cash payments or more expensive off-line card acceptance. These include delivery services, in-home services, taxi and limousine credit and debit card acceptance. Mobile technologies also facilitate establishment of temporary payment stations such as kiosks and event ticketing and vending.

Increasing Focus on Security to Minimize Fraud and Identity Theft

Industry security standards are constantly evolving, driving recertification and replacement of electronic payment systems, particularly in Europe and the United States. In order to offer electronic payment systems that connect to payment networks, electronic payment system providers must certify their products and services with card associations, financial institutions and payment processors and comply with government and telecommunications company regulations. This certification process may take up to twelve months to complete.

Card Association Standards. The major card associations have introduced new security standards to address the growing demand for transaction security. Visa International, MasterCard International and JCB Co., Ltd. continue to cooperate on the development and release of more stringent Payment Card Industry, or PCI, specification and test methods for the certification of electronic payment systems for secure debit transactions. This new set of standards supersedes previous standards separately issued by Visa and MasterCard. In addition, an industry organization, EuroPay MasterCard Visa ("EMV") has prescribed specifications designed to ensure interoperability between smart cards and electronic payment systems on a global basis, increase functionality of electronic payment systems and reduce fraud. Deadlines for EMV compliance vary by card association and region, with compliance required in Europe ahead of other regions. Merchants and financial institutions that are not compliant with EMV standards may be subject to various sanctions.

Class A/B Certification. U.S. payment processors have two levels of certification, referred to as Class A and Class B. Class B certification ensures that an electronic payment system adheres to the payment processor's basic functional and network requirements. Class A certification adds another stipulation that the payment processor will support the electronic payment system on its internal help desk systems. Obtaining these certifications, which are required by U.S. payment processors, can be time intensive and costly.

Regional Security Standards. Electronic payment systems must also comply with evolving country-specific security regulations. Countries such as Australia, Canada, the Netherlands, New Zealand, Singapore, Germany, Sweden and Switzerland have particularly stringent and specific security requirements. Electronic payment systems also must comply with the recommendations of quasi-regulatory authorities and standards-setting committees, which address, among other things, fraud prevention, processing protocols and technologies utilized. New standards are continually being adopted as a result of worldwide fraud prevention initiatives, increasing the need for system compatibility and new developments in technology. Electronic payment system providers must manage these complex requirements, which may require ongoing enhancements to existing systems or replacement with newly certified electronic payment systems.

Our Growth Strategy

Our objective is to enhance our position as a leading provider of technology that enables electronic payment transactions and value-added services at the point of sale. The key elements of our strategy are to:

Capitalize on High Growth Opportunities in Emerging Markets

We seek to establish a leading position in emerging, high growth electronic payment markets in Eastern Europe, Asia and Latin America. A strategic reason for our recent Lipman acquisition was to leverage Lipman's leadership position in emerging markets to grow further, especially in China, India, Brazil and Turkey, where demand for electronic payment systems is growing rapidly. We are already leaders in Eastern Europe, particularly Russia and Poland and now, post-Lipman, are poised to be the leading provider of electronic payments in emerging markets.

Expand Leadership Position in North America

In North America, we are increasing sales to small and medium-sized merchants by further strengthening our relationships with ISOs. We believe the Lipman acquisition will strengthen our ISO relationships as Lipman was the leading provider of wireless payment systems to the ISO market. Another key growth factor that we are poised to take advantage of in North America is reterminalization, driven primarily by the continuing migration from dial-up to IP systems, enhanced security requirements and demand for non-payment applications such as gift, loyalty and money transfer. We intend to continue to seek opportunities to increase our leadership position in North America by leveraging our brand, market position, scale, technology and distribution channels.

Increase Market Share in Western Europe

We intend to increase our market share in Western Europe by capitalizing on industry trends, continuing to penetrate key sales channels and expanding our product offerings. As an example, we plan to take advantage of recently enacted requirements that will result in upgrades to EMV-compliant electronic payment systems in Western Europe. In addition, we also plan to leverage the strength of Lipman's leading position in Spain and Italy, while at the same time working hard to increase our share in markets such as France and Scandinavia, where neither we nor Lipman had a strong presence prior to the acquisition.

Further Penetrate Attractive Vertical Markets

We plan to continue to increase the functionality of our system solutions to address the specific needs of various vertical markets. We currently provide system solutions that are customized for the needs of our financial services, petroleum company, multi-lane retail, government and healthcare customers. As an example, our system solutions allow our petroleum company customers to manage fuel dispensing and control and enable "pay at the pump" functionality, cashiering, store management, inventory management and accounting for goods and services at the point of sale. In the multi-lane retail market, our system solutions allow our customers to utilize full-motion video, a color display, digital quality sound and highly secure payment capabilities in a single, easy-to-use system that integrates with all leading point-of-sale in-lane and back office networked systems. With our technology, multi-lane retailers also have a new way to broadcast multi-media advertising and corporate messaging content directly to their customers. Other key focus market verticals we intend to pursue are mobile payment applications such as pay-at-the-table and pay-at-the-car.

Pursue Selective, Strategic Acquisitions

We may augment our organic growth by acquiring businesses, product lines or technologies. Our acquisition strategy is intended to broaden our suite of electronic payment solutions, expand our presence in selected geographies, broaden our customer base and increase our penetration of distribution channels and vertical markets.

Our System Solutions

Our system solutions are available in several distinctive modular configurations, offering our customers flexibility to support a variety of consumer payment and connectivity options, including wireline and wireless IP technologies.

Countertop

Our countertop electronic payment systems accept magnetic, smart card and contactless/RFID cards and support credit, debit, check, electronic benefits transfer and a full range of pre-paid products, including gift cards and loyalty programs, among many others. Our countertop solutions are available under the brand names V^x solutions and the NURIT and Secura brands, which we recently acquired as a result of the Lipman acquisition. These electronic payment systems incorporate high performance 32-bit ARM9 microprocessors and have product line extensions targeted at the high-end countertop broadband and wireless solutions for financial retail, multi-lane retail, hospitality, government and health care market segments. We design our products in a modular fashion to offer a wide range of options to our customers, including the ability to deploy new technologies at minimal cost as technology standards change. Our electronic payment systems are easily integrated with a full range of optional external devices, including secure PIN pads, check imaging equipment, barcode readers, contactless/RFID readers and biometric devices. Our secure PIN pads support credit and debit transactions, as well as a wide range of applications that are either built into electronic payment systems or connect to electronic cash registers, or ECRs, and other electronic payment systems. In addition, we offer an array of certified software applications and application libraries that enable our countertop systems and secure PIN pads to interface with major ECR systems.

Mobile/Wireless

We offer a line of wireless system solutions that support IP-based CDMA, GPRS and Wi-Fi technologies for secure, "always on" connectivity. We reduce the complexity of developing, integrating and supporting new wireless technologies from our customers, and offer them the ability to quickly adapt to new technologies while continuing to use our V^x, NURIT and Xplorer electronic payment systems. We expect that one of the largest market opportunities for wireless solutions will be developing countries where wireless telecommunications networks are being deployed at a much faster rate than wireline networks. We also expect to use wireless system solutions to enter into new markets for electronic payment solutions such as the emerging pay-at-the-table solutions for full-service restaurants and systems for transportation and delivery segments where merchants and consumers are demanding secure payment systems to reduce fraud and identity theft.

Consumer-activated

We offer a line of products specifically designed for consumer-activated functionality at the point of sale. These products include large, easy-to-read displays, user-friendly interfaces, ECR interfaces, durable key pads, signature capture functionality and other features that are important to serving customers in a multi-lane retail environment. For example, our signature capture devices automatically store signatures and transaction data for fast recall, and the signature image is time stamped for fraud prevention. Our consumer-activated system solutions also enable merchants to display advertising, promotional content, loyalty program information and electronic forms in order to market products and services to consumers at the point of sale. We have extended our product portfolio to support these same features into the unattended market segments such as parking, ticketing, vending machines, gas pumps, self-checkout and QSR markets.

Petroleum

Our family of products for petroleum companies consists of integrated electronic payment systems that combine card processing, fuel dispensing and ECR functions, as well as secure payment systems for integration with leading petroleum pump controllers and systems. These products are designed to meet the needs of petroleum company operations, where rapid consumer turnaround, easy pump control and accurate record keeping are imperative. These products allow our petroleum company customers to manage fuel dispensing and control and enable "pay at the pump" functionality, cashiering, store management, inventory management and accounting for goods and services at the point of sale. They are compatible with a wide range of fuel pumps, allowing retail petroleum outlets to integrate our systems easily at most locations. We have recently expanded this suite of products to add a range of high security unattended devices and related software products targeted to international markets.

Server-based

Our server-based transaction products enable merchants to integrate advanced payment functionality into PC-based electronic systems seamlessly. These products handle all of the business logic steps related to an electronic payment transaction, including collection of payment-related information from the consumer and merchant, and communication with payment processors for authorization and settlement. Our products also enable the functionality of peripherals that connect to PC-based electronic payment systems, including consumer-activated products such as secure PIN pads and signature capture devices.

Our Services

Client Services

We support our installed base by providing payment system consulting, deployment, on-site and telephone-based installation and training, 24-hour help desk support, repairs, replacement of impaired system solutions, asset tracking and reporting. We provide a single source of comprehensive management services providing support primarily for our own system solutions in most vertical markets. Our services address many system configurations, including local area networks, leased-line and dial-up environments. We also offer customized service programs for specific vertical markets in addition to standardized service plans.

Customized Application Development

We provide specific project management services for large turn-key application implementations. Our project management services include all phases of implementation, including customized software development, procurement, vendor coordination, site preparation, training, installation, follow-on support and legacy system disposal. We also offer customer education programs as well as consulting services regarding selection of product and payment methodologies and strategies such as debit implementation. We believe that our client services are distinguished by our ability to perform mass customizations for large customers quickly and efficiently.

Technology

We have developed the following core technologies that are essential to the creation, delivery and management of our system solutions. We believe these technologies are central to our leadership position in the electronic payment solutions industry.

Platform Architecture

Our secure, multi-tasking, multi-application platform architecture consists of an ARM System-on-Chip and our Verix and NURIT operating systems, multi-application support and file authentication technology. The combination of these technologies provides an innovative memory protection and separation scheme to ensure a robust and secure operating environment, enabling the download and execution of multiple applications on an electronic payment system without the need for recertification.

Our operating environment and modular design provide a consistent and intuitive user interface for third party applications as well as our own. We believe these characteristics of our platform enable our customers to deliver and manage multi-application payment systems in a timely, secure and cost-effective manner. We continue to enhance and extend the capabilities of our platform to meet the growing demands of our customers for multi-application payment systems.

In addition to the above platform, our newer consumer-activated and petroleum system solutions incorporate the use of a commercial Linux operating system that has been customized to include security, application resources and data communication capabilities required in these payment systems. The Linux operating system was chosen for functionality, adaptability and robustness as well as the readily available development tools for graphical user interface and multi-media content applications.

Libraries and Development Tools

We believe that by delivering a broad portfolio of application libraries and development tools to our large community of internal and third party application developers, we are able to significantly reduce the time to obtain certification for our system solutions. By packaging complex programming modules such as EMV, smart card interfaces, wireless communications, IP and secure socket layer, or SSL, into standard libraries with defined programming interfaces, we facilitate the timely and consistent implementation of our multi-application system solutions. Further, we maintain a high level of application compatibility across platforms, facilitating the migration of applications to future solutions.

We also provide developer tool kits that contain industry standard visual development environments (C/C++) along with platform-specific compilers and debuggers. We provide numerous support vehicles for our application development communities, including Developer Training, a dedicated developers' support team and VeriFone DevNet, an online developers' portal that provides registered developers access to libraries, tools, programming guides and support. Our libraries, tool kits, training and support systems facilitate the rapid growth in deployment of third party, value-added applications for our system solutions.

We believe that this growing portfolio of value-added applications increases the attractiveness of our solutions to global financial institutions and payment processors. In the highly competitive transaction processing market, these institutions are looking for ways to differentiate their solutions by adding additional services beyond credit and debit transaction processing. These value-added applications provide this differentiation and also provide a way to increase merchant retention and revenue for these channels.

Application Framework

Our SoftPay application framework contains a comprehensive set of pre-certified software modules enabling rapid configuration and delivery of merchant-ready applications for payment processors and financial institutions. We have configured SoftPay for use in a broad range of vertical markets including retail, restaurants, lodging and rental services. SoftPay supports our comprehensive range of wireline and wireless IP communications options, including Ethernet, CDMA, GPRS and Wi-Fi.

Remote Management System

Effective remote management is essential to cost effective deployment and maintenance of electronic payment systems. Our VeriCentre and NURIT Control Center systems provide broad remote management functionality for our system solutions, including software downloads, application management, remote diagnostics and information reporting. Our management system licensees are responsible for the implementation, maintenance and operation of the system. In certain markets and with certain customers, we maintain and manage the system to provide remote management services directly to customers. In addition, message management functionality allows financial institutions and payment processors to send customized text and graphics messages to any or all of their Verix or NURIT terminal based merchants, and receive pre-formatted responses.

Customers

We specifically design our system solutions to meet the demanding requirements of our direct and indirect customers. These customers include global financial institutions, payment processors, petroleum companies, large retailers, government organizations and healthcare companies, as well as ISOs, which resell our system solutions to small merchants. In North America, for the year ended October 31, 2006, approximately one quarter of our sales were via ISOs, distributors, resellers and system integrators, approximately one half were direct sales to petroleum companies, retailers and government-sponsored payment processors, and the remainder were to non-government-sponsored payment processors and financial institutions. Internationally, for the year ended October 31, 2006, approximately 52% of our sales were via distributors, resellers and system integrators and the remaining 48% were direct sales to financial institutions, payment processors and major retailers. As a result of the Lipman acquisition, we expect our percentage of sales through the ISO channel to increase.

The percentage of net revenues to our ten largest customers, including First Data Corporation, and to a customer that accounted for more than 10% of net revenues are as follows:

	Years Ended October 31		
	2006	2005	2004
Percentage of net revenues from our ten largest customers	36.1%	33.1%	36.3%
Percentage of net revenues to First Data Corp. and its affiliates	13.0%	12.0%	16.9%

Sales to First Data Corporation and its affiliates include its TASQ Technology division, which aggregates orders it receives from payment processors and ISOs. No other customer accounted for more than 10% of our net revenues for the years ended October 31, 2006, 2005 and 2004.

Sales and Marketing

Our North American sales teams are focused specifically on financial institutions, payment processors, third party distributors and value-added resellers, and on specific vertical markets, such as petroleum, multi-lane retail, restaurants, government and healthcare. Our International sales teams are based in offices located in 17 countries with regional coverage responsibilities in Europe, the Middle East and Africa, or EMEA, Asia/Pacific and Latin America. Typically, each sales team includes a general manager or managing director, account representatives, business development personnel, sales engineers and customer service representatives with specific vertical market expertise. The sales teams are supported by client services, manufacturing and product development teams to deliver products and services that meet the needs of our diverse customer base.

Our marketing group is responsible for product management, account management, program marketing and corporate communications. Our product management group analyzes and identifies product and technology trends in the marketplace and works closely with our research and development group to develop new products and enhancements. Our program marketing function promotes adoption of our branded solutions through initiatives such as our Value-Added Partner, or VAP, Program. Our corporate communications function coordinates key market messaging across regions, including public relations and go-to-market product campaigns.

As of October 31, 2006, we had 242 sales and marketing employees, representing approximately 19% of our total workforce. Additionally, subsequent to our November 2006 acquisition of Lipman, our sales and marketing employees, net of terminations in both companies, increased to a total of 437, representing 19% of our total workforce post-acquisition.

Our VAP Program provides a technical, operational and marketing environment for third party developers to leverage our distribution channels to sell value-added applications and services. As of October 31, 2006, over 39 third party developers, or partners, in our VAP Program, have provided solutions for pre-paid cards, gift card and loyalty card and age verification services, among others. Through the program, merchants obtain seamless access to value-added applications, allowing them to differentiate their offerings without a costly product development cycle.

Global Outsourcing and Manufacturing Operations

Prior to our Lipman acquisition, we outsourced 100% of our product manufacturing to providers in the Electronic Manufacturing Services, or EMS, industry. This work was outsourced to Jabil Circuit, Sanmina-SCI and Inventech Appliances Corporation. We have enabled direct shipment capability for several product lines from our EMS providers to our customers in various countries around the world. We believe that we will be able to enhance our previous supply chain model by creating a hybrid global manufacturing function where we will be able to enjoy the best elements of our outsourced model combined with Lipman's in-house manufacturing facilities located in Israel and Turkey. We believe that this new manufacturing model will provide us with significant advantages in terms of cost, new product introductions, flexibility to meet market demand and quality.

Competition

Our principal competitors in the market for electronic payment systems and services are: Gilbarco, Inc., a subsidiary of Danaher Corporation, Hypercom Corporation, Ingenico S.A., International Business Machines Corporation, MICROS Systems, Inc., NCR Corporation, Radiant Systems, Inc., SAGEM Monetal, Gemalto N.V. and Symbol Technologies, Inc., which was recently acquired by Motorola, Inc.

We compete primarily on the basis of the following factors: trusted brand, end-to-end system solutions, product certifications, value-added applications and advanced product features, advanced communications modularity, reliability and low total cost of ownership.

We expect competition in our industry will be largely driven by the requirements to respond to increasingly complex technology, industry certifications and security standards.

Research and Development

We work with our customers to develop system solutions that address existing and anticipated enduser needs. Our development activities are distributed globally and managed primarily from the U.S. We utilize regional application development capabilities in locations where labor costs are lower than in the U.S. and where regional expertise can be leveraged for our target markets in Asia, Europe and Latin America. Our regional development centers provide customization and adaptation to meet the needs of customers in local markets. Our modular designs enable us to customize existing systems in order to shorten development cycles and time to market.

Our research and development goals include:

- developing new solutions, technologies and applications;
- developing enhancements to existing technologies and applications; and
- ensuring compatibility and interoperability between our solutions and those of third parties.

Our research and development expenses were $47.4 million, $41.8 million and $33.7 million for the years ended October 31, 2006, 2005 and 2004, respectively. Research and development expenses as a percent of net revenues were 8.1%, 8.6% and 8.6% for the years ended October 31, 2006, 2005 and 2004, respectively. As of October 31, 2006, we had 441 research and development employees representing approximately 34% of our total workforce. Following our November 2006 acquisition of Lipman, the number of our research and development employees, net of terminations in both companies, increased to a total of 698, representing 31% of our total workforce post-acquisition.

Industry Standards and Government Regulations

In order to offer products that connect to payment networks, electronic payment system providers must certify their products and services with card associations, financial institutions and payment processors, as well as comply with government and telecommunications company regulations.

We have gained an in-depth knowledge of certification requirements and processes by working closely with card associations, payment processors, security organizations and international regulatory organizations to certify our new products. We accelerate this certification process by leveraging our applications, user interface and core technologies.

We retain a group of engineers who specialize in security design methodologies. This group is responsible for designing and integrating security measures in our system solutions and conducts early design reviews with independent security lab consultants to ensure compliance of our electronic payment system designs with worldwide security standards.

Regulatory certifications are addressed by our compliance engineering department, which is staffed by electromagnetic compatibility, or EMC, safety, telecommunications and wireless carrier certification experts.

We actively participate in electronic payment industry working groups that help develop market standards. Our personnel are members of several working groups of the American National Standards Institute, or ANSI, a private, non-profit organization that administrates and coordinates voluntary standardization in the U.S. and the Industry Standards Organization which contains working groups responsible for international security standards. They have leadership roles on subcommittees that develop standards in such areas as financial transactions, petroleum industry and smart cards.

We also are subject to other legal and regulatory requirements, including the European Union's Restriction on Hazardous Substances (RoHS) Directive and the European Union Directive on Waste Electrical and Electronic Equipment (WEEE), which are designed to restrict the use of certain hazardous substances in finished goods and to require active steps to promote recycling of components to limit the total quantity of waste going to final disposal.

Although the European Commission has adopted both directives, each Member State is responsible for their enforcement. Each EU member state has an independent responsibility to enact national law to give effect to the WEEE Directive within its own borders, resulting in some variations in the implementation of WEEE among the different EU countries. In contrast, the RoHS has been universally implemented in all EU countries in the same way. In addition, similar legislations could be enacted in other jurisdictions, including the United States.

We believe we took all necessary steps to ensure all newly finished goods shipping into EU markets were fully compliant to both directives as of July 1, 2006. We are also working diligently with local business representatives and/or customers on the various local WEEE compliance strategies, including WEEE collection, reporting and recycling schemes.

We are also subject to the following standards and requirements:

Security Standards

Industry and government security standards ensure the integrity of the electronic payment process and protect the privacy of consumers using electronic payment systems. New standards are continually being adopted or proposed as a result of worldwide fraud prevention initiatives, increasing the need for new security solutions and technologies. In order for us to remain compliant with the growing variety of international requirements, we have developed a security architecture that incorporates physical, electronic, operating system, encryption and application-level security measures. This architecture has proven successful even in countries that have particularly stringent and specific security requirements, such as Australia, Canada, Germany, the Netherlands, New Zealand, Singapore, Sweden and Switzerland.

Card Association Standards

EMV Standards. EuroPay, MasterCard International and Visa International have introduced new security standards to address the growing need for transaction security and interoperability. One important example is their establishment of EMV Co, a smart card standards organization that has prescribed specifications for electronic payment systems (MasterCard, Visa and JCB) to receive certifications for smart card devices and applications. The EMV standard is designed to ensure global smart card interoperability across all electronic payment systems. To ensure adherence to this standard, specific certifications are required for all electronic payment systems and their application software. We maintain EMV certifications across our applicable product lines.

Visa, MasterCard and JCB PCI Standard. In October of 2004, Visa International and MasterCard mandated a common standard methodology for how PIN Entry Devices, or PEDs, are tested and approved. This new standard, called Payment Card Industry PIN Entry Devices, or PCI PED, superseded Visa and MasterCard's respective standards. As of January 1, 2004, all newly deployed POS PIN acceptance device models (including replacement devices) must have passed testing by a PCI-recognized laboratory and been approved by PCI. As of July 1, 2006, all non-PCI PED approved PIN acceptance devices installed around the world must be replaced with approved PCI PED models. To meet the PCI standards, a PED must pass testing by a PCI recognized laboratory. Visa International and MasterCard International will both approve a PED that tests successfully. In September 2005, the Japanese Credit Bureau (JCB) agreed to become a party to PCI and accept its standard. Further alignment with regional and national debit networks and certification bodies may occur, which would enable electronic payment system providers to certify payment technology more quickly and cost effectively. In practice, the PCI PED approval process represents a significant increase in level of security and technical complexity for PIN Entry Devices.

MasterCard PTS and TQM Standard. The MasterCard POS Terminal Security (PTS) Program addresses stability and security of IP communications between IP-enabled POS terminals and the acquirer host system using authentication/encryption protocols approved by MasterCard ensuring transaction data integrity. The purpose of this program is threefold:

- provide POS vendors with security guidelines to counter the threats presented by the use of Internet/IP technologies within the POS terminal infrastructure;
- specifically address network vulnerabilities within the increasingly popular IP networks; and
- identify potential vulnerabilities of an end-to-end solution that may occur as a result of failing to provide confidentiality, integrity, availability, authentication, non-repudiation and replay attack prevention on the data being transmitted over the Internet.

We have successfully achieved V^x product-line compliance with the new MasterCard PTS security specification regarding security of IP-based systems. The MasterCard PTS (POS Terminal Security) program approval applies to the V^x 510, V^x 570, V^x 610, and the V^x 670. We are the first and only terminal vendor to achieve such a distinction across an entire product line.

The MasterCard Terminal Quality Management (TQM) program was created in 2003 to "help ensure the quality and reliability of EMV compliant terminals worldwide." MasterCard's TQM program validates the entire lifecycle of the product, from design to manufacturing and deployment. This is a hardware quality management program, on top of the EMV Level 1 certification. It mainly involves the review and audit of the vendor's process in different phases (implementation, manufacturing and distribution). At the end of the process, the product is given a quality label. MasterCard has mandated the quality label to all their member banks and has made it a pre-requisite for their Terminal Integration Process (TIP) since December 2003. The implication is that no EMV application end-to-end certification and therefore deployment can be done without having the quality label. We maintain TQM approval across all EMV Level 1 approved products.

Payment Processor/Financial Institution Requirements

U.S. payment processors have two types of certification levels, Class A and Class B. Class B certification ensures that an electronic payment system adheres to the payment processor's basic functional and network requirements. Class A certification adds another stipulation that the processor actively support the electronic payment system on its internal help desk systems. Attainment of Class A certification, which may take up to twelve months, requires working with each payment processor to pass extensive functional and end-user testing and to establish the help desk-related infrastructure necessary to provide Class A support. Attaining Class A certifications increases the number of payment processors that may actively sell and deploy a particular electronic payment system. We have significant experience in attaining these critical payment processor certifications and have a large portfolio of Class A certifications with major U.S. processors. In addition, several international financial institutions and payment processors have certification requirements that electronic payment systems must comply with in order to process transactions on their specific networks. We have significant direct experience and, through our international distributors, indirect experience in attaining these required certifications across the broad range of system solutions that we offer to our international customers.

Telecommunications Regulatory Authority and Carrier Requirements

Our products must comply with government regulations, including those imposed by the Federal Communications Commission and similar telecommunications authorities worldwide regarding emissions, radiation, safety and connections with telephone lines and radio networks. Our products must also comply with recommendations of quasi-regulatory authorities and of standards-setting committees. Our electronic payment systems have been certified as compliant with a large number of national requirements, including those of the Federal Communications Commission and Underwriters Laboratory in the U.S. and similar local requirements in other countries.

Wireless network carriers have standards with which systems connected to their networks must comply. In addition to national requirements for telecommunications systems, many wireless network carriers have their own certification process for devices to be used on their networks. Our wireless electronic payment systems have been certified by leading wireless carrier networks around the world.

Proprietary Rights

We rely primarily on copyrights, trademarks and trade secret laws to establish and maintain our proprietary rights in our technology and products. We do not own any patents that protect important aspects of our current solutions.

We currently hold trademark registration in approximately 26 countries for VERIFONE and in approximately 40 countries for VERIFONE and our ribbon logo. We currently hold trademark registration in the United States and a variety of other countries for product names and other marks.

We have not had a consistent practice of registering copyrights in our software and other written works. Instead, we have relied upon common law copyright, customer license agreements and other forms of protection. We use non-disclosure agreements and license agreements to protect software and other written materials as copyrighted and/or trade secrets.

In the U.S. and other countries, prior to 2001, our predecessor held patents relating to a variety of point of sale and related inventions, which expire in accordance with the applicable law in the country where filed. In 2001, as part of the divestiture of VeriFone, Inc. from Hewlett-Packard, or HP, HP and VeriFone, Inc. entered into a technology agreement whereby HP retained ownership of most of the patents owned or applied for by VeriFone prior to the date of divestiture. The technology agreement grants VeriFone a perpetual, non-exclusive license to use any of the patented technology retained by HP at no charge. In addition, we hold a non-exclusive license to patents held by NCR related to signature capture in electronic payment systems. This license expires in 2011, along with the underlying patents.

Segment and Geographical Information

For an analysis of financial information about geographic areas as well as our segments, see "Note 14 — Segment and Geographic Information" of the notes to our consolidated financial statements included herein.

Employees

As of October 31, 2006, we employed 1,306 persons worldwide. Subsequent to our November 2006 acquisition of Lipman, we employed a total of 2,287 persons, net of terminations in both companies. None of our employees are represented by a labor union agreement or collective bargaining agreement. We have not experienced any work stoppages and we believe that our employee relations are good.

Available Information

Our Internet address is *http://www.verifone.com*. We make available free of charge on our investor relations website under "SEC Filings" our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Registration Statement on Form S-4 and amendments to those reports as soon as reasonably practicable after we electronically file or furnish such materials to the U.S. Securities and Exchange Commission. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding our filings at *http://www.sec.gov*.

ITEM 1A. *RISK FACTORS*

The risks set forth below may adversely affect our business, financial condition and operating results. In addition to the risks set forth below and the factors affecting specific business operations identified with the description of these operations elsewhere in this report, there may also be risks of which we are currently aware, or that we currently regard as immaterial based on the information available to us that later prove to be material.

Risks Related to Our Business

Although we expect that the acquisition of Lipman will result in benefits to our company, those benefits may not occur because of integration and other challenges.

Achieving the benefits we expect from the acquisition of Lipman depends in part on our ability to integrate VeriFone's and Lipman's technology, operations and personnel in a timely and efficient manner. Although much of this integration has already occurred, some of the more complex aspects of integration will take time to complete. The challenges involved in this integration include:

- incorporating Lipman's technology and products into our next generation of products;
- integrating Lipman's technical team in Israel with our larger and more widely dispersed engineering organization;
- coordinating research and development activities to enhance introduction of new products, services and technologies;
- integrating Lipman's in-house manufacturing model with the outsource model employed by VeriFone;
- integrating Lipman's international operations with those of VeriFone; and
- persuading the employees in various jurisdictions that Lipman's business cultures are compatible with ours, maintaining employee morale and retaining key employees.

If our operations after the acquisition do not meet the expectations of existing customers of VeriFone or Lipman, then these customers may cease doing business with the company altogether, which would harm our results of operations and financial condition.

Costs associated with the acquisition are difficult to estimate, may be higher than expected and may harm the financial results of the combined company. We will incur substantial direct expenses associated with the merger, and additional costs associated with consolidation and integration of operations. If the total costs of the acquisition exceed estimates or the benefits of the acquisition do not exceed the total costs of the acquisition, our financial results could be adversely affected.

We intend to make acquisitions and strategic investments, which will involve numerous risks. We may not be able to address these risks without substantial expense, delay or other operational or financial problems.

Although we have a limited history of making acquisitions or strategic investments, a part of our strategy will be to acquire or make investments in related businesses, technologies or products in the future. Acquisitions or investments, including the acquisition of Lipman, involve various risks, such as:

- the difficulty of integrating the technologies, operations and personnel of the acquired business, technology or product;
- the potential disruption of our ongoing business, including the diversion of management attention;
- the possible inability to obtain the desired financial and strategic benefits from the acquisition or investment;
- loss of customers;
- assumption of unanticipated liabilities;
- the loss of key employees of an acquired business; and
- the possibility of our entering markets in which we have limited prior experience.

Future acquisitions and investments could also result in substantial cash expenditures, potentially dilutive issuance of our equity securities, our incurring of additional debt and contingent liabilities, and amortization expenses related to other intangible assets that could adversely affect our business, operating results and financial condition. We depend on the retention and performance of existing management and employees of acquired businesses for the day-to-day management and future operating results of these businesses.

Both VeriFone and Lipman have experienced a period of rapid growth, and if we cannot adequately manage our growth, our result of operations will suffer.

Both VeriFone and Lipman have experienced rapid growth in our operations, both internally and from Lipman's acquisition of Dione in 2004, and will grow further as a result of the merger. The anticipated future growth of the expanded company may place a significant strain on managerial, operational and financial resources. We cannot be sure that we have made adequate allowances for the costs and risks associated with our expansion, or that our systems, procedures and managerial controls will be adequate to support our expanded operations. Any delay in implementing, or transitioning to, new or enhanced systems, procedures or controls may adversely affect our ability to manage our product inventory and record and report financial and management information on a timely and accurate basis. We believe our growth will require us to hire additional engineering, technical support, sales, administrative and operational personnel. Competition for qualified personnel can be intense in the areas where we operate. The process of locating, training and successfully integrating qualified personnel into our operations can be lengthy and expensive. If we are unable to successfully manage our expansion, we may not grow our business, our expenses may increase and our results of operations may be adversely affected.

A growing percentage of Lipman's business has been executed towards the end of its fiscal quarters. This trend could negatively impact our business and results of operations after the acquisition.

Over the past several years, Lipman's fiscal quarters have tended toward becoming increasingly back end loaded. This means that sales orders are being received and revenue recognized increasingly towards the latter part of each fiscal quarter. If this trend continues, and in particular if our other operations experience a similar trend, our business and results of operations could be adversely affected due to the following factors:

- the manufacturing processes at our manufacturing facility in Israel could become concentrated in a shorter time period. This concentration of manufacturing could increase labor and other manufacturing costs and negatively impact gross margins. The risk of inventory write offs could also increase if we were to hold higher inventory levels to counteract this;

- the higher concentration of orders may make it difficult to accurately forecast component requirements and, as a result, we could experience a shortage of the components needed for production, possibly delaying shipments and causing lost orders; and

- if we are unable to fill orders at the end of a quarter shipments may be delayed. This could increase the fluctuation of quarterly results if shipments are delayed from one fiscal quarter to the next or orders being cancelled by customers.

The government tax benefits that Lipman currently receives require it to meet several conditions and may be terminated or reduced in the future, which would reduce our net income.

Lipman has received tax benefits under Israeli law for capital investments that are designated as "Approved Enterprises." Lipman received such tax benefits of approximately $5.0 million in 2005 and $6.4 million in 2004. To maintain our eligibility for these tax benefits, we must continue to meet conditions, including making specified investments in property, plant and equipment, and continuing to manufacture in Israel. If we do not comply with these conditions in the future, the benefits received could be cancelled or reduced and we could be required to pay increased taxes or refund the amounts of the tax benefits Lipman received in the past, together with interest and penalties. Also, an increase in our assembly of products outside of Israel may be construed as a failure to comply with these conditions. These tax benefits may not continue in the future at the current levels or at all. The termination or reduction of these tax benefits, or our inability to qualify for new programs, could adversely affect our results of operations. Lipman has retained earnings of approximately $71.0 million, the vast majority of which are attributable to Lipman's Approved Enterprise programs. As such these earnings were not subject to Israeli corporate tax at the time they were generated. To the extent that these retained earnings are distributed to us in the future, Lipman would be subject to corporate tax at the rate ordinarily applicable to such earnings (currently between 10% and 25%).

We face risks related to a planned migration to a common enterprise resource planning information system to integrate all business and finance activities.

We are in the process of migrating to a new enterprise resource planning information system, which will replace our existing system. We plan to integrate all business and finance activities into this new system by the first quarter of fiscal year 2008. Due to the size and complexity of our business, including the recent acquisition of Lipman, the conversion process will be very challenging. Any disruptions and problems that occur during the system conversion could adversely impact our ability to finish the conversion in a timely and cost effective way. Even if we do succeed, the implementation may be much more costly than we anticipated. If we are unable to successfully implement our new information system as planned, in addition to adversely impacting our financial position, results of operations and cash flows in the short and long term, it could also affect our ability to collect the information necessary to timely file our financial reports with the SEC.

We depend upon third parties to physically manufacture many of our systems and to supply the components necessary to manufacture our products.

Prior to the Lipman acquisition, VeriFone did not operate the production facilities that manufacture the physical systems we design which form part of our system solutions. In addition, Lipman did not manufacture systems it sold in Brazil or a majority of the systems designed by its Dione subsidiary. We arrange for a limited number of third parties to manufacture these systems under our specifications. Components such as application specific integrated circuits (ASICs), payment processors, wireless modules, modems and printer mechanisms that are necessary to manufacture and assemble our systems are sourced either directly by us or on our behalf by our contract manufacturers from a variety of component suppliers selected by us. If our suppliers are unable to produce the quantities that we require, we would be faced with a shortage of critical components. We also experience from time to time an increase in the lead time for delivery of some of our key components. We may not be able to find alternative sources in a timely manner if suppliers of our key components become unwilling or unable to provide us with adequate supplies of these key components when we need them or if they increase their prices. The inability to obtain sufficient key components as required, or to develop alternative sources if and as required in the future, or to replace our component and factory tooling for our products in a timely manner if they are damaged or destroyed, could cause delays or reductions in product shipments. This could harm our relationships with our customers and cause our revenues to decline. Even if we are able to secure alternative sources or replace our tooling in a timely manner, our costs could increase. For the year ended October 31, 2006, over half of our component spending was for components we sourced from a single supplier or a small number of suppliers.

Subsequent to our acquisition of Lipman, we have significant operations in Israel and therefore our results of operations may be adversely affected by political or economic instability or military operations in or around Israel.

Following the Lipman acquisition, we have offices, a manufacturing facility and many of our suppliers in Israel. Therefore, political, economic and military conditions in Israel directly affect our operations. We cannot predict the effect on us of any increase in the degree of violence against Israel or the effect of military action elsewhere in the Middle East. During 2006, hostilities have escalated between Israel and Hamas in the Gaza Strip and between Israel and Hezbollah, based in Lebanon. The future of peace efforts between Israel and its Arab neighbors remains uncertain. Any armed conflicts or further political instability in the region is likely to negatively affect business conditions and adversely affect our results of operations. Furthermore, several countries continue to restrict or ban business with Israel and Israeli companies. These restrictive laws and policies may seriously limit our ability to make sales in those countries.

In addition, many employees in Israel are obligated to perform at least 30 days and up to 40 days, depending on rank and position, of military reserve duty annually and are subject to being called for active duty under emergency circumstances. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations in Israel could be disrupted by the absence for a significant period of one or more key employees or a significant number of other employees due to military service. Any disruption in the operations could materially adversely affect our business.

We depend on our manufacturing and warehouse facility in Israel. If operations at this facility are interrupted for any reason, there could be a material adverse effect on our results of operations.

We currently assemble and test a majority of our NURIT products and some of our Dione products at our manufacturing facility located in Israel and plan to produce other products there in the near future. Component and finished product inventories are also stored at this facility. Disruption of the manufacturing process at this facility or damage to it, whether as a result of fire, natural disaster, act of war, terrorist attack or otherwise, could materially affect our ability to deliver products on a timely basis and could materially adversely affect our results of operations. We also assemble some of our NURIT products in Brazil and Turkey and are reviewing the possibility of manufacturing in other countries. To the extent products are manufactured by third parties in additional countries, we may become more dependent on third party manufacturers to produce and deliver products sold in these markets on a timely basis and at an acceptable cost.

We depend on a limited number of customers, including distributors and resellers, for sales of a large percentage of our System Solutions. If we do not effectively manage our relationships with them, our net revenues and operating results will suffer.

We sell a significant portion of our solutions through third parties such as independent distributors, independent sales organizations, or ISOs, value-added resellers and payment processors. We depend on their active marketing and sales efforts. These third parties also provide after-sales support and related services to end user customers. When we introduce new applications and solutions, they also provide critical support for developing and porting the custom software applications to run on our various electronic payment systems and, internationally, in obtaining requisite certifications in the markets in which they are active. Accordingly, the pace at which we are able to introduce new solutions in markets in which these parties are active depends on the resources they dedicate to these tasks. Moreover, our arrangements with these third parties typically do not prevent them from selling products of other companies, including our competitors, and they may elect to market our competitors' products and services in preference to our system solutions. If one or more of our major resellers terminates or otherwise adversely changes its relationship with us, we may be unsuccessful in replacing it. The loss of one of our major resellers could impair our ability to sell our solutions and result in lower revenues and income. It could also be time consuming and expensive to replicate, either directly or through other resellers, the certifications and the custom applications owned by these third parties.

A significant percentage of our net revenues is attributable to a limited number of customers, including distributors and ISOs. For the year ended October 31, 2006, VeriFone's ten largest customers accounted for approximately 36.1% of VeriFone's net revenues and sales to First Data Corporation and its affiliates represented 13.0% of VeriFone's net revenues in that period. Our sales of System Solutions to First Data and its affiliates include sales to its TASQ Technology division, which distributes payment devices to ISOs and financial institutions such as Wells Fargo & Company and Chase Merchant Services. For the year ended December 31, 2005 and the first three calendar months of 2006, Lipman's ten largest customers accounted for approximately 46.3% and 47.2% of its revenues. If any of our large customers significantly reduces or delays purchases from us or if we are required to sell products to them at reduced prices or on other terms less favorable to us, our revenues and income could be materially adversely affected.

A significant portion of our net revenues is generated outside of the United States and we intend to continue to expand our operations internationally. Our results of operations could suffer if we are unable to manage our international expansion and operations effectively.

During the year ended October 31, 2006, 45.6% of VeriFone's net revenues were generated outside of the United States. During the year ended December 31, 2005, 70.0% of Lipman's revenues were generated outside the United States and Israel. We expect our percentage of net revenues generated outside of the United States to increase materially in the coming years. Part of our strategy is to expand our penetration in existing foreign markets and to enter new foreign markets. Our ability to penetrate some international markets may be limited due to different technical standards, protocols or product requirements. Expansion of our international business will require significant management attention and financial resources. Our international net revenues will depend on our continued success in the following areas:

- securing commercial relationships to help establish our presence in international markets;
- hiring and training personnel capable of marketing, installing and integrating our solutions, supporting customers and managing operations in foreign countries;
- localizing our solutions to target the specific needs and preferences of foreign customers, which may differ from our traditional customer base in the United States;
- building our brand name and awareness of our services among foreign customers; and
- implementing new systems, procedures and controls to monitor our operations in new markets.

In addition, we are subject to risks associated with operating in foreign countries, including:

- multiple, changing and often inconsistent enforcement of laws and regulations;
- satisfying local regulatory or industry imposed security or other certification requirements;
- competition from existing market participants that may have a longer history in and greater familiarity with the foreign markets we enter;
- tariffs and trade barriers;
- laws and business practices that favor local competitors;
- fluctuations in currency exchange rates;
- extended payment terms and the ability to collect account receivables;
- economic and political instability in foreign countries;
- imposition of limitations on conversion of foreign currencies into U.S. dollars or remittance of dividends and other payments by foreign subsidiaries;
- changes in a specific country's or region's political or economic conditions; and
- greater difficulty in safeguarding intellectual property in areas such as China, Russia and Latin America.

If we fail to address the challenges and risks associated with international expansion, we may encounter difficulties implementing our strategy, which could impede our growth or harm our operating results.

Our quarterly operating results may fluctuate significantly as a result of factors outside of our control, which could cause the market price of our common stock to decline.

We expect our revenues and operating results to vary from quarter to quarter. As a consequence, our operating results in any single quarter may fall below the expectations of securities analysts and investors, which could cause the price of our common stock to decline. Factors that may affect our operating results include:

- the type, timing and size of orders and shipments;
- demand for and acceptance of our new product offerings;
- delays in the implementation and delivery of our products and services, which may impact the timing of our recognition of revenues;
- variations in product mix and cost during any period;
- development of new relationships and maintenance and enhancement of existing relationships with customers and strategic partners;

- component supplies, manufacturing or distribution difficulties;
- deferral of customer contracts in anticipation of product or service enhancements;
- timing of commencement, implementation or completion of major implementations projects;
- the relative mix of North America and International net revenues;
- fluctuations in currency exchange rates;
- the fixed nature of many of our expenses; and
- industry and economic conditions, including competitive pressures and inventory obsolescence.

In particular, differences in relative growth rates between our businesses in North America and internationally may have a significant effect on our operating results, particularly our reported gross profit percentage, in any individual quarter, with International sales carrying lower margins.

In addition, we have in the past and may continue to experience periodic variations in sales to our key vertical and international markets. These periodic variations occur throughout the year and may lead to fluctuations in our quarterly operating results depending on the impact of any given market during that quarter and could lead to volatility in our stock price.

Our North American and International operations are not equally profitable, which may promote volatility in our earnings and may adversely impact future growth in our earnings.

Our International sales tend to carry lower prices and therefore have lower gross margins than our sales in North America. As a result, if we successfully expand our International sales, any improvement in our results of operations will likely not be as favorable as an expansion of similar magnitude in the United States and Canada. In addition, it is impossible to predict for any future period our proportion of revenues that will result from International sales versus sales in North America. Variations in this proportion from period to period may lead to volatility in our results of operations which, in turn, may depress the trading price of our common stock.

Fluctuations in currency exchange rates may adversely affect our results of operations.

A substantial part of our business consists of sales made to customers outside the United States. A portion of the net revenues we receive from such sales is denominated in currencies other than the U.S. dollar. Additionally, portions of our cost of net revenues and our other operating expenses are incurred by our International operations and denominated in local currencies. While fluctuations in the value of these net revenues, costs and expenses as measured in U.S. dollars have not materially affected our results of operations historically, we cannot assure you that adverse currency exchange rate fluctuations will not have a material impact in the future. In addition, our balance sheet reflects non-U.S. dollar denominated assets and liabilities, primarily inter-company balances, which can be adversely affected by fluctuations in currency exchange rates. We have entered into foreign currency forward contracts and other arrangements intended to hedge our exposure to adverse fluctuations in exchange rates. Nevertheless, these hedging arrangements may not always be effective, particularly in the event of imprecise forecasts of non-U.S. denominated assets and liabilities. Accordingly, if there is an adverse movement in exchange rates, we might suffer significant losses. Additionally, hedging programs expose us to risks that could adversely affect our operating results, including the following:

- we may be unable to hedge currency risk for some transactions because of a high level of uncertainty or the inability to reasonably estimate our foreign exchange exposures; and
- we may be unable to acquire foreign exchange hedging instruments in some of the geographic areas where we do business, or, where these derivatives are available, we may not be able to acquire enough of them to fully offset our exposure.

Security is vital to our customers and end users and therefore breaches in the security of our solutions could adversely affect our reputation and results of operations.

Protection against fraud is of key importance to the purchasers and end users of our solutions. We incorporate security features, such as encryption software and secure hardware, into our solutions to protect against fraud in electronic payment transactions and to ensure the privacy and integrity of consumer data. Our solutions may be vulnerable to breaches in security due to defects in the security mechanisms, the operating system and applications or the hardware platform. Security vulnerabilities could jeopardize the security of information transmitted or stored using our solutions. In general, liability associated with security breaches of a certified electronic payment system belongs to the institution that acquires the financial transaction. However, if the security of our solutions is compromised, our reputation and marketplace acceptance of our solutions will be adversely affected, which would cause our business to suffer, and we may become subject to damage claims. We have not experienced any material security breaches affecting our business.

Our solutions may have defects that could result in sales delays, delays in our collection of receivables and claims against us.

We offer complex solutions that are susceptible to undetected hardware and software errors or failures. Solutions may experience failures when first introduced, as new versions are released or at any time during their lifecycle. Any product recalls as a result of errors or failures could result in the loss of or delay in market acceptance of our solutions and adversely affect our business and reputation. Any significant returns or warranty claims could result in significant additional costs to us and could adversely affect our results of operations. Our customers may also run third-party software applications on our electronic payment systems. Errors in third-party applications could adversely affect the performance of our solutions.

The existence of defects and delays in correcting them could result in negative consequences, including the following: harm to our brand; delays in shipping solutions; loss of market acceptance for our solutions; additional warranty expenses; diversion of resources from product development; and loss of credibility with distributors and customers. Correcting defects can be time consuming and in some circumstances extremely difficult. Software errors may take several months to correct, and hardware defects may take even longer to correct.

We may accumulate excess or obsolete inventory that could result in unanticipated price reductions and write-downs and adversely affect our financial condition.

In formulating our solutions, we have focused our efforts on providing to our customers solutions with higher levels of functionality, which requires us to develop and incorporate cutting edge and evolving technologies. This approach tends to increase the risk of obsolescence for products and components we hold in inventory and may compound the difficulties posed by other factors that affect our inventory levels, including the following:

- the need to maintain significant inventory of components that are in limited supply;
- buying components in bulk for the best pricing;
- responding to the unpredictable demand for products;
- cancellation of customer orders; and
- responding to customer requests for quick delivery schedules.

As a result of these factors, we regularly run the risk of maintaining excess inventory levels. This risk may be enhanced to the extent we increase inventory levels in response to expected customer requirements. The accumulation of excess or obsolete inventory may result in price reductions and inventory write-downs, which could adversely affect our business and financial condition. VeriFone incurred an obsolescence cost of $3.5 million for the year ended October 31, 2006, primarily as a result of discontinued and legacy financial and retail products and check readers, and established a reserve for certain memory components that are high risk in nature as they are no longer used in manufacturing and are only being held as future repair stock. For the year ended October 31, 2005, VeriFone incurred an obsolescence cost of $4.3 million primarily as a result of the customers shifting to the new V^x Solutions, our latest generation of system solutions, employing a 32-bit ARM9 System-on-Chip running our

Verix operating system which provides a consistent user interface and secure multi-application platform across several payment systems. Technological changes and evolving technological and industry standards are resulting in shorter life cycles for inventory. Shorter life cycles could also cause decreases in selling price, inventory write-offs and a lower rate of return on our research and development expenditures, all of which could adversely affect our results of operations.

Our proprietary technology is difficult to protect and unauthorized use of our proprietary technology by third parties may impair our ability to compete effectively.

We may not be able to protect our proprietary technology, which could enable competitors to develop services that compete with our own. We rely on copyright, trademark and trade secret laws, as well as confidentiality, licensing and other contractual arrangements to establish and protect the proprietary aspects of our solutions. We do not own any patents that protect important aspects of our current solutions. The laws of some countries in which we sell our solutions and services may not protect software and intellectual property rights to the same extent as the laws in the United States. If we are unable to prevent misappropriation of our technology, competitors may be able to use and adapt our technology. Our failure to protect our technology could diminish our competitive advantage and cause us to lose customers to competitors.

Our business may suffer if we are sued for infringing the intellectual property rights of third parties, or if we are unable to obtain rights to third party intellectual property on which we depend.

Third parties have in the past asserted and may in the future assert claims that we are infringing their proprietary rights. Such infringement claims may cause us to incur significant costs in defending those claims. We may be required to discontinue using and selling any infringing technology and services, to expend resources to develop non-infringing technology or to purchase licenses or pay royalties for other technology. Similarly, we depend on our ability to license intellectual property from third parties. These or other third parties may become unwilling to license to us on acceptable terms intellectual property that is necessary to our business. In either case, we may be unable to acquire licenses for other technology on reasonable commercial terms or at all. As a result, we may find that we are unable to continue to offer the solutions and services upon which our business depends.

We have received, and have currently pending, third-party claims and may receive additional notices of such claims of infringement in the future. Infringement claims may cause us to incur significant costs in defending those claims. For example, during 2005, VeriFone incurred approximately $1.2 million and Lipman incurred approximately $1.5 million in expenses in connection with the defense and settlement of proceedings brought by Verve L.L.C. Infringement claims are expensive and time consuming to defend, regardless of the merits or ultimate outcome. Similar claims may result in additional protracted and costly litigation. There can be no assurance that we will continue to prevail in any such actions or that any license required under any such patent or other intellectual property would be made available on commercially acceptable terms, if at all. See "Item 3 — Legal Proceedings."

We are exposed to various risks related to legal proceedings or claims that may harm our operating results or financial condition.

In the ordinary course of our business, we are subject to periodic lawsuits, investigations and claims. Although we cannot predict with certainty the ultimate resolution of lawsuits, investigations and claims asserted- against us, we do not believe that any currently pending legal proceeding to which we are a party is likely to have a material adverse effect on our business, results of operations, cash flows or financial condition.

Our Brazilian subsidiary has been notified of a tax assessment regarding Brazilian state value added tax, or VAT, for the periods from January 2000 to December 2001 that relates to products supplied to us by a contract manufacturer. The assessment relates to an asserted deficiency of 7.4 million Brazilian reais (approximately $3.4 million) including interest and penalties. The tax assessment was based on a clerical error in which our Brazilian subsidiary omitted the required tax exemption number on its invoices. On May 25, 2005, we had an administrative hearing with respect to this audit. Management expects to receive the decision of the administrative judges sometime in 2007. In the event we receive an adverse ruling from the administrative body, we will decide whether or not to appeal and would reexamine the determination as to whether an accrual is necessary.

On December 11, 2006, we received a civil investigative demand from the Department of Justice regarding an investigation into our acquisition of Lipman which requests certain documents principally with respect to the companies' integration plans and communications prior to the completion of this acquisition. Although we have commenced the process of gathering documents in response to this request, we cannot predict what actions, if any, will result from this investigation.

We depend on a limited number of key members of senior management who would be difficult to replace. If we lose the services of these individuals or are unable to attract new talent, our business will be adversely affected.

We depend upon the ability and experience of a number of our key members of senior management who have substantial experience with our operations, the rapidly changing electronic payment transaction industry and the selected markets in which we offer our solutions. The loss of the services of one or a combination of our senior executives or key managers could have a material adverse effect on our results of operations. Our success also depends on our ability to continue to attract, manage and retain other qualified middle management and technical and clerical personnel as we grow. We may not be able to continue to attract or retain such personnel in the future.

Shipments of electronic payment systems may be delayed by factors outside of our control, which can harm our reputation and our relationships with our customers.

The shipment of payment systems requires us or our manufacturers, distributors or other agents to obtain customs or other government certifications and approvals, and, on occasion, to submit to physical inspection of our systems in transit. Failure to satisfy these requirements, and the very process of trying to satisfy them, can lead to lengthy delays in the delivery of our solutions to our direct or indirect customers. Delays and unreliable delivery by us may harm our reputation in the industry and our relationships with our customers.

Force majeure events, such as terrorist attacks, other acts of violence or war, political instability and health epidemics may adversely affect us.

Terrorist attacks, war and international political instability, along with health epidemics may disrupt our ability to generate revenues. Such events may negatively affect our ability to maintain sales revenues and to develop new business relationships. Because a substantial and growing part of our revenues is derived from sales and services to customers outside of the United States and we have our electronic payment systems manufactured outside the U.S., terrorist attacks, war and international political instability anywhere may decrease international demand for our products and inhibit customer development opportunities abroad, disrupt our supply chain and impair our ability to deliver our electronic payment systems, which could materially adversely affect our net revenues or results of operations. Any of these events may also disrupt global financial markets and precipitate a decline in the price of our common stock.

We are required to evaluate our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002 and are exposed to future risks of non-compliance.

We are required to furnish a report by our management on our internal control over financial reporting pursuant to the Sarbanes-Oxley Act. Such report contains, among other matters, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management. Such report must also contain a statement that our independent registered public accounting firm has issued an attestation report on management's assessment of such internal control.

The Committee of Sponsoring Organizations of the Treadway Commission ("COSO") provides a framework for companies to assess and improve their internal control systems. Auditing Standard No. 2 provides the professional standards and related performance guidance for independent registered public accounting firms to attest to, and report on, management's assessment of the effectiveness of internal control over financial reporting under Section 404. Management's assessment of internal control over financial reporting requires management to make subjective judgments, and particularly because Auditing Standard No. 2 is newly effective, some of the judgments will be in areas that may be open to interpretation, and therefore, the report may be uniquely difficult to prepare, and our independent registered public accounting firm may not agree with our assessments.

We completed the evaluation of our internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002, for the fiscal year ended October 31, 2006. Our assessment, testing and evaluation resulted in our conclusion that as of October 31, 2006, our internal control over financial reporting was effective. However, our controls, nonetheless, may not prove to be adequate for the periods covered by that report and, in any event, we cannot predict the outcome of our testing in future periods. If our internal controls are ineffective in future periods, our financial results or the market price of our stock could be adversely affected. In any event, we will incur additional expenses and commitment of management's time in connection with further evaluations, which may adversely affect our future operating results and financial condition.

While we believe we comply with environmental laws and regulations, we are still exposed to potential risks associated with environmental laws and regulations

We are subject to other legal and regulatory requirements, including a European Union directive that places restrictions on the use of hazardous substances (RoHS) in electronic equipment and a European Union directive on Waste Electrical and Electronic Equipment (WEEE). RoHS sets a framework for producers' obligations in relation to manufacturing (including the amounts of named hazardous substances contained in products sold) and WEEE sets a framework for treatment, labeling, recovery and recycling of electronic products in the European Union which may require us to alter the manufacturing of the physical devices that include our solutions and/or require active steps to promote recycling of materials and components. Although the WEEE directive has been adopted by the European Commission, national legislation to implement the directive is still pending in the member states of the European Union. In addition, similar legislation could be enacted in other jurisdictions, including in the United States. If we do not comply with the RoHS and WEEE directive, we may suffer a loss of revenue, be unable to sell in certain markets or countries, be subject to penalties and enforced fees and/or suffer a competitive disadvantage. Furthermore, the costs to comply with RoHS and WEEE, or with current and future environmental and worker health and safety laws may have a material adverse effect on our results of operation, expenses and financial condition.

Risks Related to Our Industry

Our markets are highly competitive and subject to price erosion.

The markets for our system solutions and services are highly competitive, and we have been subject to price pressures. Competition from manufacturers, distributors or providers of products similar to or competitive with our system solutions or services could result in price reductions, reduced margins and a loss of market share or could render our solutions obsolete.

We expect to continue to experience significant and increasing levels of competition in the future. We compete with suppliers of cash registers that provide built in electronic payment capabilities and producers of software that facilitates electronic payment over the internet, as well as other manufacturers or distributors of electronic payment systems. We must also compete with smaller companies that have been able to develop strong local or regional customer bases. In certain foreign countries, some competitors are more established, benefit from greater name recognition and have greater resources within those countries than we do.

If we do not continually enhance our existing solutions and develop and market new solutions and enhancements, our net revenues and income will be adversely affected.

The market for electronic payment systems is characterized by:

- rapid technological change;
- frequent product introductions and enhancements;

- evolving industry and government performance and security standards; and
- changes in customer and end-user requirements.

Because of these factors, we must continually enhance our existing solutions and develop and market new solutions.

We cannot be sure that we will successfully complete the development and introduction of new solutions or enhancements or that our new solutions will be accepted in the marketplace. We may also fail to develop and deploy new solutions and enhancements on a timely basis. In either case, we may lose market share to our competitors, and our net revenues and income could suffer.

We must adhere to industry and government regulations and standards and therefore sales will suffer if we cannot comply with them.

Our system solutions must meet industry standards imposed by EMV Co, Visa, MasterCard and other credit card associations and standard setting organizations. New standards are continually being adopted or proposed as a result of worldwide anti-fraud initiatives, the increasing need for system compatibility and technology developments such as wireless and wireline IP communication. Our solutions also must comply with government regulations, including those imposed by telecommunications authorities and independent standards groups worldwide regarding emissions, radiation and connections with telecommunications and radio networks. We cannot be sure that we will be able to design our solutions to comply with future standards or regulations on a timely basis, if at all. Compliance with these standards could increase the cost of developing or producing our solutions. New products designed to meet any new standards need to be introduced to the market and ordinarily need to be certified by the credit card associations and our customers before being purchased. The certification process is costly and time consuming and increases the amount of time it takes to sell our products. Our business and financial condition could be adversely affected if we cannot comply with new or existing industry standards, or obtain or retain necessary regulatory approval or certifications in a timely fashion, or if compliance results in increasing the cost of our products. Selling products that are non-compliant may result in fines against us or our customers, which we may be liable to pay.

Risks Related to Our Capital Structure

Our secured credit facility contains restrictive and financial covenants and, if we are unable to comply with these covenants, we will be in default. A default could result in the acceleration of our outstanding indebtedness, which would have an adverse effect on our business and stock price.

In connection with the Lipman acquisition, we entered into a new secured term loan and revolving credit facility. We drew $192.9 million of the term loan on October 31, 2006 to repay our existing credit facility and pay fees and expenses. We drew the remainder of the term loan on November 1, 2006, to pay a portion of the cash purchase price for Lipman. As of November 1, 2006, we had outstanding indebtedness under this new facility of $500 million. This new credit facility replaced our previous secured credit facility with a syndicate of banks.

Our new secured credit facility contains customary covenants that require our subsidiaries to maintain certain specified financial ratios and restrict their ability to make certain distributions with respect to their capital stock, prepay other debt, encumber their assets, incur additional indebtedness, make capital expenditures above specified levels, engage in certain business combinations, or undertake various other corporate activities. Therefore, as a practical matter, these covenants restrict our ability to engage in or benefit from such activities. In addition, we have, in order to secure repayment of our secured credit facility, pledged substantially all of our assets and properties. This pledge may reduce our operating flexibility because it restricts our ability to dispose of these assets or engage in other transactions that may be beneficial to us.

If we are unable to comply with any of these covenants, we will be in default, which could result in the acceleration of our outstanding indebtedness. If acceleration occurred, we would not be able to repay our debt and it is unlikely that we would be able to borrow sufficient additional funds to refinance our debt. Even if new financing is made available to us, it may not be available on acceptable terms.

Our indebtedness and debt service obligations will increase under new secured credit facility, which may adversely affect our cash flow, cash position and stock price.

We intend to fulfill our debt service obligations under our new secured credit facility from existing cash, investments and operations. In the future, if we are unable to generate cash or raise additional cash financings sufficient to meet these obligations and need to use more of our existing cash than planned or to liquidate investments in order to fund these obligations, we may have to delay or curtail the development and or the sales and marketing of new payment systems.

Our new indebtedness could have significant additional negative consequences, including, without limitation:

- requiring the dedication of a significant portion of our expected cash flow to service the indebtedness, thereby reducing the amount of expected cash flow available for other purposes, including capital expenditures;
- increasing our vulnerability to general adverse economic conditions;
- limiting our ability to obtain additional financing; and
- placing us at a possible competitive disadvantage to less leveraged competitors and competitors that have better access to capital resources.

GTCR has substantial influence over our operations, which will limit our other stockholders' ability to influence corporate activities and may adversely affect the market price of our common stock.

GTCR beneficially owns or controls shares representing, in the aggregate, an approximate 28.6% voting interest in our company as of October 31, 2006 and 23.8% after Lipman acquisition and two of the eight members on our board of directors are affiliated with GTCR. Accordingly, GTCR may exercise substantial influence over our operations and business strategy. In addition, GTCR will have substantial influence over the outcome of votes on all matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions.

GTCR may also exercise control, with respect to mergers or other business combinations that involve a change in control of us, under a stockholders agreement among us, GTCR and certain other stockholders. Subject to specified conditions, that agreement requires the stockholders who are parties to it to consent to a sale of VeriFone Holdings, Inc. to a non-affiliate of GTCR if the sale is approved by the holders of a majority of the shares subject to the agreement. Certain information concerning related party is incorporated by reference from the information contained under the caption "Certain Relationships and Related Transactions" in our Proxy Statement for 2007 Annual Meeting of Stockholders.

GTCR's ownership or control may have the effect of delaying or preventing a change in control of us or discouraging others from making tender offers for our shares, which could prevent stockholders from receiving a premium for their shares. These actions may be taken even if other stockholders oppose them.

Conflicts of interest may arise because some of our directors are principals of our significant stockholder.

Two principals of GTCR serve on our board of directors, which currently has eight members. GTCR and its affiliates may invest in entities that directly or indirectly compete with us or companies in which they currently invest may begin competing with us. As a result of these relationships, when conflicts between the interests of GTCR and the interests of our other stockholders arise, these directors may not be disinterested. Although our directors and officers have a duty of loyalty to us, under Delaware law and our certificate of incorporation, transactions that we enter into in which a director or officer that is a representative of GTCR has a conflict of interest are generally permissible so long as (1) the material facts relating to the director's or officer's relationship or interest as to the transaction are disclosed to our board of directors and a majority of our disinterested directors approves the transaction, (2) the material facts relating to the director's or officer's relationship or interest as to the transaction are disclosed to our stockholders and a majority of our disinterested stockholders approves the transaction, or (3) the transaction is otherwise fair to us. GTCR's representatives will not be required to offer to us any transaction opportunity of which they become aware and could take any such opportunity for themselves or offer it to other companies in which they have an investment, unless such opportunity is expressly offered to them solely in their capacity as a director of us.

Some provisions of our certificate of incorporation and bylaws may delay or prevent transactions that many stockholders may favor.

Some provisions of our certificate of incorporation and bylaws may have the effect of delaying, discouraging or preventing a merger or acquisition that our stockholders may consider favorable, including transactions in which stockholders might receive a premium for their shares. These provisions include:

- authorization of the issuance of "blank check" preferred stock without the need for action by stockholders;
- the removal of directors or amendment of our organizational documents only by the affirmative vote of the holders of two-thirds of the shares of our capital stock entitled to vote;
- provision that any vacancy on the board of directors, however occurring, including a vacancy resulting from an enlargement of the board, may only be filled by vote of the directors then in office;
- inability of stockholders to call special meetings of stockholders; and
- advance notice requirements for board nominations and proposing matters to be acted on by stockholders at stockholder meetings.

Our common stock has only been publicly traded since April 29, 2005 and we expect that the price of our common stock will fluctuate substantially.

There has only been a public market for our common stock since April 29, 2005. Broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. Factors that could cause fluctuations in our stock price may include, among other things:

- actual or anticipated variations in quarterly operating results;
- changes in financial estimates by us or by any securities analysts who might cover our stock, or our failure to meet the estimates made by securities analysts;
- changes in the market valuations of other companies operating in our industry;
- announcements by us or our competitors of significant acquisitions, strategic partnerships or divestitures;
- additions or departures of key personnel;
- sales of VeriFone's common stock by Lipman shareholders receiving VeriFone common stock in the merger; and
- sales of our common stock, including sales of our common stock by our directors and officers or by GTCR or our other principal stockholders.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

ITEM 2. *PROPERTIES*

Our principal executive offices are located in approximately 17,500 square feet of leased office space in San Jose, California under a lease expiring in July of 2010. We also lease the following principal facilities in the United States:

Use	Location	Approximate Square Footage	Lease Expiration Date
R&D/Supply Chain	Rocklin, California	49,000	October 2008
Distribution Center	Lincoln, California	114,000	December 2006
North American Sales Offices	Alpharetta, Georgia	87,500	February 2007
Petro Sales and R&D/ Call Center	Clearwater, Florida	91,000	July 2016
R&D	Savannah, Georgia	8,400	February 2012

We also lease and occupy regional offices in various cities in the United States for our sales, service and application engineering operations. These leases total approximately 21,000 square feet and expire on dates ranging from December 2006 to March 2011.

We plan to rationalize all our properties as part of our restructuring process.

Outside the U.S., we lease the following principal facilities:

Use	Location	Approximate Square Footage	Lease Expiration Date
Sales Office	Sao Paolo, Brazil	4,564	March 2007
Service Office	Barueri, Brazil	8,740	October 2011
Sales Office	London, UK	9,510	December 2010
Sales Office	Mexico City, Mexico	6,159	December 2006
Sales Office	Hong Kong	2,090	June 2007
Sales, Service and Supply Chain Office	Singapore, Singapore	12,776	December 2008
R&D	Taipei, Taiwan	19,540	August 2007
R&D	Bangalore, India	15,000	November 2010
R&D and Information Technology Support Office	Manila, Philippines	18,998	April 2007 to February 2008

We believe that our facilities are adequate for our current operations and, if necessary, can be replaced with little disruption.

As a result of our November 2006 acquisition of Lipman, we have assumed the following lease obligations:

Use	Location	Approximate Square Footage	Lease Expiration Date
Sales, Application Development	Argentina	120	December 2008
Sales, Application Development	Australia	1,216	May 2007
Sales, Helpdesk, Application Development	Brazil	2,880	September 2007 to April 2008
Sales	Canada	205	January 2007
Sales, Application Development	India	14,198	December 2008
Sales, Application Development	Italy	3,443	June 2008 to December 2009
Sales	Mexico	843	May 2007
Sales, Application Development, G&A, Field Services	PRC	25,273	March 2007 to December 2010
Sales	Russia	2,734	April 2007
Sales, Application Development	Spain	5,177	April 2007
Field Services, Sales, Helpdesk, Technical Support, G&A, Operations	Turkey	62,602	January 2007 to August 2007
Sales, Application Development, G&A, Warehouse, R&D	UK	21,000	August 2014
Sales, Application Development, G&A, Warehouse, R&D	USA	29,300	June 2007 to March 2009
Sales, Application Development	Finland	6,000	May 2007

Lipman owns a 61,000 square foot office building located in Rosh Haayin, Israel. The office is located on land that Lipman has leased from the Israeli Lands Authority for a period of 49 years, ending 2041.

ITEM 3. *LEGAL PROCEEDINGS*

In the ordinary course of our business, we are subject to periodic lawsuits, investigations and claims. Although we cannot predict with certainty the ultimate resolution of lawsuits, investigations and claims asserted against us, we do not believe that any currently pending legal proceeding to which we are a party is likely to have a material adverse effect on our business, results of operations, cash flows or financial condition.

Our Brazilian subsidiary has been notified of a tax assessment regarding a Brazilian state value added tax, or VAT, regarding the periods from January 2000 to December 2001 that relates to products supplied to us by a contract manufacturer. The assessment relates to an asserted deficiency of 7.4 million Brazilian reais (approximately $3.4 million) including interest and penalties. The tax assessment was based on a clerical error in which our Brazilian subsidiary omitted the required tax exemption number on its invoices. We do not expect that we will ultimately incur a material liability in respect of this assessment, because we believe, based in part on advice of our Brazilian tax counsel, that we will prevail in the proceedings relating to this assessment. On May 25, 2005, we had an administrative hearing with respect to this audit. Management expects to receive the decision of the administrative judges sometime in 2007. In the event we receive an adverse ruling from the administrative body, we will decide whether or not to appeal and would reexamine the determination as to whether an accrual is necessary.

It is currently uncertain what impact the state tax examination may have with respect to our use of a corresponding exemption to reduce the Brazilian federal VAT.

On December 11, 2006, we received a civil investigative demand from the Department of Justice regarding an investigation into our acquisition of Lipman which requests certain documents principally with respect to the companies' integration plans and communications prior to the completion of this acquisition. Although we have commenced the process of gathering documents in response to this request, we cannot predict what actions, if any, will result from this investigation.

ITEM 4. *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS*

There were no matters submitted to a vote of our security holders during the fourth quarter of our fiscal year ended October 31, 2006.

Executive Officers of the Registrant

The names of our executive officers and their ages, titles and biographies are set forth below:

Name	Age	Position
Douglas G. Bergeron	46	Chairman of the Board of Directors, Chief Executive Officer
Barry Zwarenstein	58	Executive Vice President and Chief Financial Officer
Jesse Adams	55	Vice Chairman
Isaac Angel	50	Executive Vice President, Global Operations
William Atkinson	52	Executive Vice President, Payment Systems
Elmore Waller	57	Executive Vice President, Integrated Solutions

Douglas G. Bergeron. Mr. Bergeron has served as Chairman of the Board of Directors and as Chief Executive Officer of VeriFone Holdings, Inc. since July 2001. From December 2000 to June 2002, Mr. Bergeron was Group President of Gores Technology Group and, from April 1999 to October 2000 served as President and Chief Executive Officer of Geac Computer Corporation. From 1990 to 1999, Mr. Bergeron served in a variety of executive management positions at SunGard Data Systems Inc., including Group CEO of SunGard Brokerage Systems Group and President of SunGard Futures Systems. Mr. Bergeron holds a Bachelor of Arts degree (with Honors) in Computer Science from York University in Toronto, Canada, and a Masters of Science degree from the University of Southern California. Mr. Bergeron is on the Board of First Consulting Group, Inc. of Long Beach, California and the Multiple Sclerosis Society of Silicon Valley and, a member of the Listed Company Advisory Committee of the New York Stock Exchange.

Barry Zwarenstein. Mr. Zwarenstein, our Executive Vice President and Chief Financial Officer since November 2006 joined VeriFone Holdings, Inc. in June 2004 as Senior Vice President and Chief Financial Officer. Mr. Zwarenstein served as Chief Financial Officer of Iomega Corporation from November 2001 to June 2004, of Mellanox Technologies Limited from January 2001 to June 2001, of Acuson Corporation from October 1998 to December 2000, and of Logitech S.A. from July 1996 to September 1998. Mr. Zwarenstein started his career at FMC Corporation, where he held a variety of financial positions, including, at the time of his departure, Chief Financial Officer for FMC Europe in Brussels, Belgium. Mr. Zwarenstein received a Bachelor of Commerce degree from the University of Natal, South Africa and an M.B.A. from the Wharton School of Business at the University of Pennsylvania. He is qualified as a Chartered Accountant (South Africa).

Jesse Adams. Mr. Adams has served as Vice Chairman since November 2006. From July 2001 through October 2006, Mr. Adams served as Executive Vice President, North America Sales. From July 1999 through December 2000, Mr. Adams was employed by Geac Computer Corporation as President of the Hospitality Group and as Senior Vice President of North America Sales and Marketing for the Enterprise Resource Planning Group. From 1983 through 1999, Mr. Adams was employed by SunGard Data Systems Inc. in a variety of sales and executive roles, including eight years as SVP of Western Regional Sales. Mr. Adams also worked as a marketing representative and systems engineer at IBM Data Processing Division from 1979 to 1983. Mr. Adams holds a B.S. in Applied Science and Engineering from the U.S. Military Academy at West Point.

Isaac Angel. Mr. Angel has served as Executive Vice President, Global Operations since November 2006. Prior to joining VeriFone, Mr. Angel served as Chief Executive Officer from February 2001 to October 2006 and as President from August 1999 to February 2001 of Lipman. He has been a senior employee of Lipman since 1979, initially as Chief Research and Development Manager and from 1993 to August 1999 as Senior Vice President, Marketing and Sales.

William Atkinson. Mr. Atkinson has served as Executive Vice President, Payment Systems since November 2006. Mr. Atkinson has worked for VeriFone Holdings, Inc. since August 2001, and served as Executive Vice President of Global Marketing and Business Development at VeriFone from August 2002 through October 2006. From August 2001 through April 2002, Mr. Atkinson served as Vice President, North America Financial Channels at VeriFone. From October 1999 through January 2001, Mr. Atkinson was Senior Vice President, Sales and Marketing at Cayenta, Inc., a subsidiary of Titan Corporation. He was also Senior Vice President, Worldwide Sales Operations at Vertel Corporation, from March 1999 to October 1999. From October 1996 to March 1999, he served in various positions, including Vice President of Worldwide Sales, Chief Financial Officer, and Chief Executive Officer and Chairman of the Board of Directors of Expersoft Corporation. Mr. Atkinson has also served in senior sales management roles at Dun and Bradstreet Systems, Inc. and SunGard Data Systems Inc. Mr. Atkinson earned a B.S. from Northern Illinois University.

Elmore Waller. Mr. Waller has served as Executive Vice President, Integrated Solutions since December 2004 and, since joining VeriFone in 1986, has served in a number of leadership positions including Senior Vice President and General Manager of the Worldwide Petro Division. Prior to working at VeriFone, Mr. Waller worked for 11 years at General Electric Company, serving in several financial management positions. Mr. Waller holds an M.B.A. from Syracuse University.

ITEM 5. *MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Our common stock has been quoted on the New York Stock Exchange under the symbol "PAY" since April 29, 2005. Prior to that time, there was no public market for our stock.

The following table sets forth for the indicated periods, the high and low closing sale prices of our common stock as reported by Bloomberg Financial market services.

Fiscal Year 2006	High	Low
First Quarter	$27.90	$22.67
Second Quarter	32.55	24.10
Third Quarter	32.94	26.32
Fourth Quarter	29.47	21.62

Fiscal Year 2005	High	Low
Second Quarter (commencing on April 29, 2005)	$11.30	$10.50
Third Quarter	22.33	10.80
Fourth Quarter	23.36	17.99

On October 31, 2006, the closing sale price of our common stock on the New York Stock Exchange was $29.21. As of November 30, 2006, there were approximately 41 stockholders of record. Because many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

Dividend Policy

In June 2004, prior to our initial public offering we paid a special dividend of approximately $97.4 million to our common stockholders and $17.1 million in respect of accrued dividends paid to the holders of our Class A redeemable convertible preferred stock as part of the redemption of all our outstanding Class A redeemable convertible preferred stock. Other than those payments, we have not declared or paid cash dividends on our capital stock in our most recent two full fiscal years. We do not expect to pay any cash dividends for the foreseeable future. We currently intend to retain any future earnings to finance our operations and growth. Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent on earnings, financial condition, operating results, capital requirements, any contractual restrictions and other factors that our board of directors deems relevant. In addition, our secured credit facility contains limitations on the ability of our principal operating subsidiary, VeriFone, Inc., to declare and pay cash dividends. Because we conduct our business through our subsidiaries, as a practical matter these restrictions similarly limit our ability to pay dividends on our common stock.

Securities Authorized for Issuance Under Equity Compensation Plans

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders	5,406,108	$17.84	6,333,255
Equity compensation plans not approved by security holders	—	—	—
Total	5,406,108	$17.84	6,333,255

ITEM 6. *SELECTED FINANCIAL DATA*

The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and the accompanying notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this report. The selected data in this section is not intended to replace the consolidated financial statements.

	Successor(1)					Predecessor(2)
	Years Ended October 31,				Period from July 1, 2002 to October 31,	Period from November 1, 2001 to June 30,
	2006	2005	2004	2003	2002	2002
	(In thousands, except per share data)					
Consolidated Statements of Operations Data:						
Net revenues	$581,070	$485,367	$390,088	$339,331	$111,237	$184,356
Cost of net revenues:						
Cost of net revenues excluding amortization of purchased core and developed technology assets	313,900	281,607	231,892	200,291	80,479	125,542
Amortization of purchased core and developed technology assets	5,625	6,935	9,745	14,148	4,679	—
Total cost of net revenues	319,525	288,542	241,637	214,439	85,158	125,542
Gross profit	261,545	196,825	148,451	124,892	26,079	58,814
Operating expenses:(3)						
Research and development	47,353	41,830	33,703	28,193	10,322	20,037
Sales and marketing	58,607	52,231	44,002	40,024	13,925	26,848
General and administrative	42,573	29,609	25,503	25,039	10,342	26,093
Amortization of purchased intangible assets	4,703	4,967	10,200	10,200	3,399	—
In-process research and development	—	—	—	—	17,934	—
Total operating expenses	153,236	128,637	113,408	103,456	55,922	72,978
Operating income (loss)	108,309	68,188	35,043	21,436	(29,843)	(14,164)
Interest expense	(13,617)	(15,384)	(12,597)	(12,456)	(3,794)	(2,407)
Interest income	3,372	598	—	—	—	—
Other income (expense), net	(6,394)	(6,673)	(11,869)	3,557	(4,904)	1,694
Income (loss) before income taxes	91,670	46,729	10,577	12,537	(38,541)	(14,877)
Provision (benefit) for income taxes	32,159	13,490	4,971	12,296	(4,509)	4,593
Net income (loss)	59,511	33,239	5,606	241	(34,032)	(19,470)
Accrued dividends on preferred stock	—	—	4,959	6,916	5,218	—
Net income (loss) attributable to common stockholders	$ 59,511	$ 33,239	$ 647	$ (6,675)	$ (39,250)	$ (19,470)
Net income (loss) per common share:(3)						
Basic	$ 0.90	$ 0.57	$ 0.01	$ (0.14)	$ (0.81)	$ (2.13)
Diluted	$ 0.86	$ 0.54	$ 0.01	$ (0.14)	$ (0.81)	$ (2.13)
Weighted average shares used in computing net income (loss) per common share:(3)						
Basic	66,217	58,318	50,725	48,869	48,459	9,121
Diluted	68,894	61,460	56,588	48,869	48,459	9,121
Cash dividends per common share	$ —	$ —	$ 1.72	$ —	$ —	$ —
(3) Stock-based compensation included above:						
Cost of net revenues — System Solutions	$ 709	$ 187	$ —	$ —	$ —	$ —
Research and development	1,194	358	—	—	—	—
Sales and marketing	2,057	663	—	—	—	—
General and administrative	2,040	479	400	81	17	—
	$ 6,000	$ 1,687	$ 400	$ 81	$ 17	$ —

	Successor(1)				Predecessor(2)
	As of October 31,				
	2006	2005	2004	2003	2002
Consolidated Balance Sheets Data:					
Cash and cash equivalents	$ 86,564	$ 65,065	$ 12,705	$ 5,877	$ 3,040
Total assets	452,945	327,352	245,619	236,967	248,852
Long term debt and capital leases, including current portion	192,889	182,806	262,187	62,634	66,565
Class A redeemable convertible preferred stock	—	—	—	81,210	74,294
Total stockholders' equity (deficit)	98,741	26,538	(135,387)	(39,141)	(32,659)
Other Data:					
EBITDA, as adjusted(4)	$130,445	$ 86,423	$ 57,247	$ 49,854	$ 2,770

(1) On July 1, 2002, VeriFone was recapitalized whereby certain investment funds affiliated with GTCR became the majority stakeholders while the existing equity investor, an entity affiliated with Gores Technology Group, LLC, retained an ownership interest in the company. Financial information presented reflects adjustment of assets and liabilities to fair value as of July 1, 2002, which became the basis for amounts included in results of operations starting July 1, 2002.

(2) Predecessor company was owned by Hewlett-Packard Company until acquired on July 20, 2001 by an entity affiliated with Gores Technology Group, LLC. Financial information presented reflects adjustment of assets and liabilities to then-fair value at July 20, 2001, which became the basis for amounts included in results of operations from July 20, 2001 until June 30, 2002.

(3) We adopted the fair value recognition and measurement provisions of Statement of Financial Accounting Standards ("SFAS") No. 123(R), *Share-Based Payment*, effective May 1, 2005 using the modified-prospective transition method. For periods prior to May 1, 2005 we followed the intrinsic value recognition and measurement provisions of Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, or APB 25. For further information see Note 2 to the consolidated financial statements elsewhere in this Form 10-K. The portion of stock-based compensation allocated to each category of expenses for each period is presented above.

(4) The term EBITDA, as adjusted, is not defined under U.S. generally accepted accounting principles, or U.S. GAAP, and EBITDA, as adjusted, is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing our operating performance, you should not consider these data in isolation or as a substitute for our net income calculated in accordance with U.S. GAAP. For further information see Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA, as adjusted) elsewhere in this Form 10-K.

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

This section and other parts of this Form 10-K contain forward-looking statements that involve risks and uncertainties. In some cases, forward-looking statements can be identified by words such as "anticipates," "expects," "believes," "plans," "predicts," and similar terms. Such forward-looking statements are based on current expectations, estimates and projections about our industry and, management's beliefs and assumptions made by management. Forward-looking statements are not guarantees of future performance and our actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, those discussed in Item 1A Risk Factors above. The following discussion should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Form 10-K. Unless required by law, we undertake no obligation to update any forward-looking statements, whether as result of new information, future events or otherwise

Overview

We are the global leader in secure electronic payment solutions. We provide expertise, solutions and services that add value to the point of sale with merchant-operated, consumer-facing and self-service payment systems for the financial, retail, hospitality, petroleum, government and healthcare vertical markets. We have one of the leading electronic payment solutions brands and are one of the largest providers of electronic payment systems worldwide. We believe that we benefit from a number of competitive advantages gained through our 25-year history and success in our industry. These advantages include our globally trusted brand name, large installed base, history of significant involvement in the development of industry standards, global operating scale, customizable platform and investment in research and development. We believe that these advantages position us well to capitalize on the continuing global shift toward electronic payment transactions as well as other long-term industry trends.

Our industry's growth continues to be driven by the long term shift towards electronic payment transactions and away from cash and check in addition to the need for improved security standards. Internationally, growth rates have been higher because of the relatively low penetration rates of electronic payment transactions in many countries and interest by governments in modernizing their economies and using electronic payments as a means of improving VAT and sales tax collection. Recently, additional factors have driven growth, including the shift from dial up to IP based and wireless communications, growth of PIN based debit transactions and advances in computing technology which enable vertical solutions and non-payment applications to reside at the point of sale.

We operate in two business segments: 1) North America and 2) International. We define North America as the United States and Canada, and International as all other countries in which we have revenues.

We believe that the shift towards IP communication and electronic PIN based debit transactions will continue in North America. Increasing intelligence at the point of sale will continue as a short-term driver of growth, with growth rates based on the stage of adoption and size of vertical segments that purchase these solutions. We continue to expand our Value Added Partner program, which, as of October 31, 2006, included 39 partners, as well as to invest in internal development, with the objective of introducing new solutions to address the specific various needs of markets and fueling incremental revenues growth.

In Europe, tightening EuroPay MasterCard Visa security standards continue to drive growth. In Eastern Europe, Latin America and Asia, the market has benefited from strong demand for low end dial-up solutions among price sensitive customers. We have been focusing on addressing this market segment with the V^x Solutions, both landline and wireless, which by virtue of a superior, uni-processor design, generates a gross profit percentage in excess of the solution that was previously sold. We expect the shift towards the V^x Solutions and the shift towards direct and away from indirect channels in certain countries to contribute towards an improvement in international gross profit percentage over time.

Worldwide, we expect that the demand for wireless solutions to accommodate mobility needs of merchants and consumers will grow.

On November 1, 2006, we acquired Lipman. In connection with this acquisition, we issued 13,462,474 shares of our common stock and paid $344.8 million in exchange for all the outstanding ordinary shares of Lipman. All options to purchase Lipman ordinary shares were exchanged for options to purchase approximately 3.7 million shares of our common stock. In addition, in accordance with the merger agreement, Lipman's Board of Directors declared a special cash dividend of $1.50 per Lipman ordinary share, or an aggregate amount of $40.4 million dollars. This special cash dividend was paid on October 23, 2006 to Lipman shareholders of record as of October 11, 2006. The estimated aggregate purchase price excluding restructuring charges for this acquisition was $785.0 million.

Results of Operations

Net Revenues

We generate net revenues through the sale of our electronic payment systems and solutions that enable electronic transactions, which we identify as System Solutions, and to a lesser extent, warranty and support services and customer specific application development, which we identify as Services.

Net revenues, which include system solutions and services, are summarized in the following table (in thousands, except percentages):

	Years Ended October 31,			Change in Dollars		Change in Percent	
	2006	2005	2004	2006 vs 2005	2005 vs 2004	2006 vs 2005	2005 vs 2004
Systems Solutions	$517,154	$429,741	$344,639	$87,413	$85,102	20.3 %	24.7%
Services	63,916	55,626	45,449	8,290	10,177	14.9%	22.4%
Total	$581,070	$485,367	$390,088	$95,703	$95,279	19.7 %	24.4%

We expect net revenues after completion of the Lipman acquisition to increase.

System Solutions

System Solutions net revenues increased $87.4 million, or 20.3%, to $517.2 million for the year ended October 31, 2006, from $429.7 million for the year ended October 31, 2005. System Solutions net revenues comprised 89.0% of total net revenues for the year ended October 31, 2006.

International System Solutions net revenues for the year ended October 31, 2006 increased $47.4 million, or 24.9%, to $237.5 million. The increase was largely attributable to growth in emerging economies in Latin America, Gulf states and Eastern Europe, and to a lesser degree Western Europe. Revenues in Asia Pacific declined slightly partially due to higher sales for the year ended October 31, 2005 because of a Malaysian EMV deadline as well as competitive pressures affecting our China business for the year ended October 31, 2006. Factors driving the overall international increase included the desire of emerging market countries to improve collection of VAT, broadening customer acceptance of our V^x Solutions, including our second generation wireless solutions, and the need for customers to comply with EMV requirements. We expect that the proportion of International System Solutions net revenues, relative to North America System Solutions net revenues, will increase in part due to the strength of and a higher growth rate than North America System Solutions net revenues for at least the next year. In addition, we may experience periodic variations in sales to our international markets.

North America System Solutions net revenues for the year ended October 31, 2006 increased $40.0 million, or 16.7%, to $279.7 million. This increase was primarily attributable to the ongoing replacement of the installed base with System Solutions that have IP communication and PIN-based debit capabilities. Other factors included greater demand for solutions which address the lower priced single application financial system market and strength in Canada. We also experienced increased sales of our legacy check processing solution, which we expect will terminate in the first half of 2007, but these increases were offset by a decline in our quick service restaurant business, as a number of key corporate rollouts were largely complete by October 31, 2005.

System Solutions net revenues increased $85.1 million, or 24.7%, to $429.7 million for the year ended October 31, 2005, from $344.6 million for the year ended October 31, 2004. System Solutions net revenues comprised 88.5% of total net revenues for the year ended October 31, 2005, which was essentially unchanged from the year ended October 31, 2004. The growth was primarily due to an increase in International net revenues of $61.1 million, or 47.4% to $190.1 million. Factors driving this increase included the desire of emerging market countries to modernize their economies and improve collection of VAT, the need for customers to comply with EMV requirements, and the availability of the V^x System Solutions, including wireless, which allowed us to compete in new market segments.

North America System Solutions net revenues for the year ended October 31, 2005 increased $24.0 million, or 11.2%, to $239.6 million. This increase was primarily attributable to the ongoing replacement of the installed base with System Solutions that have IP communication and PIN-based debit capabilities. Sales to petroleum companies and convenience stores were strong for the year ended October 31, 2005 as well. Partially offsetting this growth was a sales decline relating to the softness in the check processing business of one customer to whom we are the sole provider of a check processing system solution.

Services.

Services net revenues increased $8.3 million, or 14.9%, to $63.9 million for the year ended October 31, 2006, from $55.6 million for the year ended October 31, 2005. This growth occurred primarily in International, and to a lesser degree in North America. International growth was driven by increased demand for repair and installation services in Latin America and software application services provided to a large European petroleum customer. In North America, the growth of services provided to petroleum and multilane retail customers was partially offset by a decline in services provided to QSR customers.

Services net revenues increased $10.2 million, or 22.4%, to $55.6 million for the year ended October 31, 2005, from $45.4 million for the year ended October 31, 2004. Growth was driven by an increase of $12.3 million in North America, partially offset by a decline in International services net revenues of $1.7 million. The primary areas of growth in North America were deployment, installation and helpdesk services to our QSRs and petroleum customers. Internationally, custom application software services decreased due to normal fluctuations in demand for these services.

Gross Profit

The following table shows the gross profit for System Solutions and Services (in thousands, except percentages):

	Amount			Gross Profit Percentage		
	Years Ended October 31,			Year Ended October 31,		
	2006	2005	2004	2006	2005	2004
Systems Solutions	$230,106	$170,330	$129,513	44.5%	39.6%	37.6%
Services	31,439	26,495	18,938	49.2%	47.6%	41.7%
Total	$261,545	$196,825	$148,451	45.0%	40.6%	38.1%

Gross profit on System Solutions, including amortization of purchased core and developed technology assets, increased $59.8 million, or 35.1%, to $230.1 million for the year ended October 31, 2006, from $170.3 million for the year ended October 31, 2005. Gross profit on System Solutions represented 44.5% of System Solutions net revenues for the year ended October 31, 2006, up from 39.6% for the year ended October 31, 2005. Amortization of purchased core and developed technology assets was 1.1% of Systems Solutions net revenues for the year ended October 31, 2006, compared to 1.6% for the year ended October 31, 2005, as several purchased core and developed technology assets became fully amortized and System Solutions revenues grew. Gross profit percentage improved due to reduction in certain Corporate costs and improved gross profit percentage in International, and North America segments: Corporate costs are comprised of purchase price variances relating to raw material components, inventory obsolescence, scrap, rework; specific warranty provisions, non-standard freight and over-and-under absorption of materials management and supply chain engineering overhead. Since these costs are generally incurred on a company wide basis, it is impractical to allocate them to either North America or International segments. Corporate cost improvements resulted from reductions in specific warranty charges and economies of scale in labor and facilities. Internationally, demand for wireless and landline V^x Solutions, designed with a lower manufacturing cost than the previous generation System Solutions, resulted in an improved gross profit percentage. In North America, the improvement in gross profit percentage was primarily due to a change in product mix as sales of higher margin IP solutions increased. An improvement in gross profit percentage due to the decline of lower margin QSR solutions was almost entirely offset by a decline in gross profit percent due to the increased sales of a lower gross profit percentage check processing system which is winding down.

Gross profit on System Solutions, including amortization of purchased core and developed technology assets, increased $40.8 million, or 31.5%, to $170.3 million for the year ended October 31, 2005, from $129.5 million for the year ended October 31, 2004. Gross profit on System Solutions represented 39.6% of System Solutions net revenues for the year ended October 31, 2005, up from 37.6% for the year ended October 31, 2004. Amortization of purchased core and developed technology assets was 1.6% of System Solutions net revenues for the year ended October 31, 2005, compared to 2.8% in the prior year, as several purchased core and developed technology assets became fully amortized. The increase in gross profit on System Solutions as a percentage of System Solutions net revenues was largely due to a 1.2% improvement in gross profit from the reduction in amortization of purchased core and developed technology assets. Favorable product mix was the primary reason for the remaining gross profit percentage improvement. In North America, IP enabled and petroleum System Solutions, with higher than average gross profit percentages, increased while lower gross profit percentage dial up and check processing solutions declined. Internationally, the V^x System Solutions were designed with lower manufacturing costs than the previous generation of System Solutions, which resulted in an improved gross profit percentage as demand increased. Economies of scale in our supply chain overhead structure as a result of higher net revenues also contributed to the increase. Partially offsetting these factors were higher inventory obsolescence charges primarily relating to the legacy platforms following the launch of the V^x product line and the mix impact of a higher weighting in international shipments, which carry lower margins than domestic shipments.

Gross profit on Services increased $4.9 million, or 18.7%, to $31.4 million for the year ended October 31, 2006, from $26.5 million in the same period of fiscal 2005. Gross profit represented 49.2% of Services net revenues for the year ended October 31, 2006, as compared to 47.6% for the same periods in fiscal 2005. This improvement was due to a favorable shift in mix towards helpdesk and on site maintenance service to petroleum customers and away from deployment services to QSR customers in addition to international operational improvements.

Gross profit on Services increased $7.6 million, or 39.9%, to $26.5 million for the year ended October 31, 2005, from $18.9 million for the year ended October 31, 2004. Gross profit on Services represented 47.6% of Services net revenues for the year ended October 31, 2005, as compared to 41.7% for the year ended October 31, 2004. This improvement was due to a favorable mix of services provided in North America towards certain helpdesk and deployment services, partially offset by a decline in sales of some high margin software application services internationally and losses in certain service contracts in Latin America.

We expect the gross profit percentages, both System Solutions and Services, of our International segment to continue to be lower than the comparable gross profit percentages of our North America segment.

Research and Development Expenses

Research and development, or R&D, expenses for the years ended October 31, 2006, 2005 and 2004 are summarized in the following table (in thousands, except percentages):

	Years Ended October 31,			Change in Dollars		Change in Percent	
	2006	2005	2004	2006 vs 2005	2005 vs 2004	2006 vs 2005	2005 vs 2004
Research and development	$47,353	$41,830	$33,703	$5,523	$8,127	13.2%	24.1%
Percentage of net revenues	8.1%	8.6%	8.6%	5.8%	8.5%		

R&D expenses for the year ended October 31, 2006 increased compared to the same period ended October 31, 2005, due to $5.4 million of increased expenses to develop V^x 670 pay-at-the-table, V^x 570 countertop, M^x 870 multi-lane retail and other worldwide initiatives as well as $0.9 million of expenses from the inclusion of a full year of GO Software. GO Software was acquired on March 1, 2005. Partially offsetting this was $1.6 million of lower expenses for petroleum applications, and $0.3 million of decreased international expenses due to the non-recurrence of certification expenses to support the 2005 introduction of the V^x platform and wireless products. In addition, $0.8 million of increased expenses was due to stock-based compensation for the year ended October 31, 2006.

R&D expenses for the year ended October 31, 2005 increased compared to the year ended October 31, 2004, primarily due to $3.2 million of increased international R&D spending associated with the introduction of the V^x Solutions, approximately $1.8 million directly attributable to the GO Software business, as well as investments in wireless communication technologies and new solutions in multi-lane retail and petroleum and convenience store businesses.

We expect R&D expenses after the completion of Lipman acquisition to remain, over time, in a range between 6.5% and 7.5% of net revenues for the foreseeable future as Lipman R&D expenses, as a percentage of revenues, are generally lower than VeriFone R&D expenses and we expect the two R&D operations to gain efficiencies.

Sales and Marketing Expenses

Sales and marketing expenses for the years ended October 31, 2006, 2005 and 2004 are summarized in the following table (in thousands, except percentages):

	Years Ended October 31,			Change in Dollars		Change in Percent	
	2006	2005	2004	2006 vs 2005	2005 vs 2004	2006 vs 2005	2005 vs 2004
Sales and marketing	$58,607	$52,231	$44,002	$6,376	$8,229	12.2%	18.7%
Percentage of net revenues	10.1%	10.8%	11.3%	6.7%	8.6%		

Sales and marketing expenses for the year ended October 31, 2006 increased compared to the year ended October 31, 2005, due to $2.3 million of increased International expenses, primarily in Europe to support sales growth, a $1.6 million increase in corporate sales incentive programs and promotional expenses pertaining to the M^x 870 and Visual Payments launch, V^x product family and wireless initiatives and acquisition integration expenses, and $0.7 million of increased expenses from the inclusion of GO Software. An additional $1.4 million of increased expenses was due to stock-based compensation for the year ended October 31, 2006.

Sales and marketing expenses for the year ended October 31, 2005 increased compared to the year ended October 31, 2004, due primarily to $4.1 million higher International expenses for personnel and programs to accelerate adoption of the V^x platform and address wireless sales opportunities. Domestic expenses grew by $1.9 million to support higher business activity, with incremental hires and demo inventory expenses primarily directed at development of the ISO channel. Approximately $1.1 million of the increase was attributable to GO Software, and $0.7 million of the increase was due to higher stock-based compensation expenses for the year ended October 31, 2005.

We expect sales and marketing expenses after the completion of Lipman acquisition to continue to decline as a percentage of net revenues, for the foreseeable future, as over time the higher revenues of the combined companies are expected to generate economies of scale in our distribution channels.

General and Administrative Expenses

General and administrative expenses for the years ended October 31, 2006, 2005 and 2004 are summarized in the following table (in thousands, except percentages):

	Years Ended October 31,			Change in Dollars		Change in Percent	
	2006	2005	2004	2006 vs 2005	2005 vs 2004	2006 vs 2005	2005 vs 2004
General and administrative	$42,573	$29,609	$25,503	$12,964	$4,106	43.8 %	16.1%
Percentage of net revenues	7.3%	6.1%	6.5%	13.5%	4.3%		

General and administrative expenses for the year ended October 31, 2006 increased compared to the year ended October 31, 2005, due to a $4.7 million increase in expenses related to the requirements of operating as a public company, including $2.7 million associated with Section 404 of the Sarbanes-Oxley Act of 2002, a $1.6 million one-time credit for the favorable resolution of the payroll tax contingency recorded in 2005, a net

$1.6 million increase in bad debt expenses primarily due to the non-recurrence of fiscal 2005 credits associated with the collection of specifically reserved accounts receivables, a $1.5 million increase in executive bonuses, a $1 million increase in expenses related to planning costs in connection with the acquisition of Lipman and implementation of Enterprise Resource Planning system upgrade. In addition, $1.6 million of increased expenses was due to stock-based compensation for the year ended October 31, 2006.

General and administrative expenses for the year ended October 31, 2005 increased, compared with the year ended October 31, 2004, due to $1.8 million of expenses related to the requirements of operating as a public company, $1.2 million of expenses related to the defense and settlement of the claims brought by Verve, $1.0 million of higher facility expenses and $0.5 million of expenses from the inclusion of GO Software. Partially offsetting these expenses increase was a $1.6 million one-time credit for the favorable resolution of a payroll tax contingency.

For the next several quarters, we expect general and administrative expenses as a percentage of net revenues to increase due to expenses associated with the planned upgrade of our Enterprise Resource Planning system and the planned integration of Lipman.

Amortization of Purchased Intangible Assets

For the year ended October 31, 2006, amortization of purchased intangible assets decreased $0.3 million, to $4.7 million from $5.0 million for the comparable period in fiscal 2005. The decrease was due to several purchased intangible assets having been fully amortized during the year ended October 31, 2005, offset in part by the full year amortization of intangible assets relating to the acquisition of GO Software, which was completed on March 1, 2005.

For the year ended October 31, 2005, amortization of purchased intangible assets decreased $5.2 million, to $5.0 million from $10.2 million for the comparable period in fiscal 2004. The decrease was due to several purchased intangible assets having been fully amortized during the year ended October 31, 2004, offset in part by the amortization of intangibles assets relating to the acquisition of GO Software, which was completed on March 1, 2005.

Interest Expense

For the year ended October 31, 2006, interest expense decreased $1.8 million to $13.6 million, from $15.4 million for the comparable period in fiscal 2005. The decrease for the year ended October 31, 2006 was attributable to the repayment of our Second Lien Loan in May 2005 with the proceeds that we received from our initial public offering. Due to the completion of our acquisition of Lipman, we expect our interest expense to increase as a result of $500 million of debt outstanding as of November 1, 2006. This facility carries a spread over LIBOR of 175 basis points. Assuming no changes in LIBOR, this implies a quarterly gross interest expense of approximately $8.9 million. Partially offsetting this will be the interest earned on our cash balances of approximately $100 million.

For the year ended October 31, 2005, interest expense increased $2.8 million to $15.4 million, from $12.6 million for the year ended October 31, 2004. The increase in interest expense was primarily attributable to higher debt balances following our June 2004 recapitalization, partially offset by the repricing of our Term B Loan and the repayment of our Second Lien Loan in May 2005 with a portion of the proceeds that we received from our initial public offering.

Interest Income

Interest income of $3.4 million for the year ended October 31, 2006 increased from $0.6 million for the comparable period in fiscal 2005. The increase for the year ended October 31, 2006 was attributable to our investment of a portion of the proceeds that we received from our secondary offering which closed in September 19, 2005. There was no interest income for the year ended October 31, 2004.

Other Expense, Net

For the year ended October 31, 2006, other expense, net was $6.4 million resulting primarily from a $6.4 million loss on early debt extinguishment associated with our existing secured credit facility.

Other expense, net for the year ended October 31, 2005 was an expense of $6.7 million and resulted primarily from a $5.6 million loss on early debt extinguishment and fees associated with our secured credit facility. It also included approximately $0.8 million in foreign currency contract and transaction losses. Other expense, net for the year ended October 31, 2004 was an expense of $11.9 million and resulted primarily from the write-off of $8.4 million of the unamortized debt discount and prepaid fees on the subordinated debt and an early extinguishment fee of $1.4 million due to our June 2004 recapitalization.

Provision for Income Tax

We recorded a provision for income taxes of $32.2 million for the year ended October 31, 2006, compared to an income tax expense of $13.5 million and $5.0 million for the comparable periods in fiscal 2005 and 2004. The increase in the provision for the year ended October 31, 2006 from the year ended October 31, 2005 is primarily attributable to an increase in our pre-tax income and secondarily to an increase in our effective tax rate. For the year ended October 31, 2006, our effective tax rate was 35.1% as compared to 28.9% for the year ended October 31, 2005. The increase in the tax rate is primarily attributable to the net effect of increases in pre-tax income, a smaller reduction in our valuation allowance for deferred tax assets, expiration of the federal research credit offset by increases in the amount of income considered permanently reinvested in foreign operations and subject to lower foreign tax rates. For the year ended October 31, 2005, our income tax provision increased to $13.5 million, representing 28.9% of pre-tax income as compared to $5.0 million or 47% of pre-tax income for the year ended October 31, 2004. The decline in our effective tax rate for the year ended October 31, 2005 reflects the positive impact of a reduction in previously established valuation allowances on deferred tax assets as opposed to an increase in valuation allowance in the immediately preceding period.

At October 31, 2006, we had recorded net deferred tax assets of $34.1 million. The realization of the deferred tax assets is primarily dependent on us generating sufficient U.S. and certain foreign taxable income in fiscal years 2007, 2008 and 2009 as forecasted by management. Although realization is not assured, our management believes that it is more likely than not that these deferred tax assets will be realized. The amount of deferred tax assets considered realizable, however, may increase or decrease when we reevaluate the underlying basis for our management's estimates of future taxable income.

At October 31, 2006 and 2005, we had recorded a valuation allowance for deferred tax assets of $25.2 million and $20.7 million, respectively. Approximately $8.4 million of deferred tax assets subject to the valuation allowance are attributable to acquisition-related items that, when realized, may reduce goodwill. During the years ended October 31, 2006 and 2005, goodwill was reduced by approximately $0.2 million and $0.5 million, respectively, as a result of a reduction in the valuation allowance for acquisition-related deferred tax assets that were realized.

We had aggregate net operating loss carry forwards (NOLs) in various foreign countries of approximately $75.6 million at October 31, 2006. We have provided a full valuation allowance on deferred tax assets recorded in connection with the foreign NOLs and other foreign timing differences in countries where management believes that it is more likely than not that such deferred tax assets will not be realized. Approximately $64.3 million of foreign NOLs may be carried forward indefinitely. The remaining balance of approximately $11.3 million of foreign NOLs is subject to limited carry forward terms of 5 to 15 years. NOLs of $5.8 million, $1.1 million and $0.6 million will expire in 2007, 2008 and 2009, respectively, if not utilized. We recorded tax benefits in the amount of $0.6 million for net operating losses used for the year ended October 31, 2006.

Our plan for a tax structure to reduce our average worldwide statutory tax rate is substantially complete. Certain minor implementation steps were postponed pending the evaluation of the integration of our company with Lipman. After the acquisition we expect that our long-term average worldwide statutory tax rate will be in the range of 28% to 30%.

We also reduced tax liabilities by $0.8 million and $7.6 million for the years ended October 31, 2006 and 2005 due to the resolution of certain pre-acquisition tax contingencies. The reduction in tax liabilities resulted in a reduction of goodwill by $0.7 million and $6.9 million for the years ended October 31, 2006 and 2005 for tax liabilities recorded for the period prior to our 2002 acquisition and a reduction in the current provision for taxes for the years ended October 31, 2006 and 2005 by $0.1 million and $0.7 million, respectively, related to interest accrued on these tax liabilities after the acquisition. In addition, during the year ended October 31, 2005 we reduced goodwill by approximately $3.3 million, due to adjustments to valuation allowances established in purchase accounting.

Segment Information

The following table reconciles segmented net revenues and operating income to totals for the years ended October 31, 2006, 2005 and 2004. Corporate net revenues and operating income reflect amortization of purchased intangible assets, stock-based compensation, in-process research and development expense, and amortization of step ups in the fair value of inventories, equipment and improvements and deferred net revenues resulting from acquisitions. Corporate operating income also reflects the difference between the actual and standard cost of System Solutions net revenues and shared operating costs that benefit both segments, predominately research and development expenses and supply chain management:

	Years Ended October 31,			Change in Dollars		Change in Percent	
	2006	2005	2004	2006 vs 2005	2005 vs 2004	2006 vs 2005	2005 vs 2004
Revenues:							
North America	$333,673	$289,720	$254,010	$43,953	$35,710	15.2%	14.1%
International	248,383	196,347	136,597	52,036	59,750	26.5%	43.7%
Corporate	(986)	(700)	(519)	(286)	(181)	40.9%	34.9%
Total revenues	$581,070	$485,367	$390,088	$95,703	$95,279	19.7%	24.4%
Operating income:							
North America	$129,358	$104,867	$ 84,471	$24,491	$20,396	23.4%	24.1%
International	60,965	37,375	21,450	23,590	15,925	63.1%	74.2%
Corporate	(82,014)	(74,054)	(70,878)	(7,960)	(3,176)	10.7%	4.5%
Total operating income	$108,309	$ 68,188	$ 35,043	$40,121	$33,145	58.8%	94.6%

The increase in operating income for North America for the year ended October 31, 2006 compared to the prior year was mainly due to higher net revenues and a higher gross profit percentage as a result of favorable product mix in both System Solutions and to a lesser extent Services, which was partially offset by higher operating expenses.

The increase in International operating income for the year ended October 31, 2006 compared to the prior year was mainly due to increased net revenues and a higher gross profit percentage as a result of the introduction of higher margin V^x wireless solutions and favorable product mix, partially offset by higher operating expenses.

The increase in operating income for North America for the year ended October 31, 2005 as compared to the prior year was mainly due to higher net revenues and a higher gross profit percentage as a result of improved profitability in services, which was partially offset by higher operating expenses.

The increase in International operating income for the year ended October 31, 2005 compared with the comparable period in fiscal 2004 was mainly due to increased net revenues and a higher gross profit percentage as a result of the introduction of the higher margin V^x Solutions, partially offset by higher operating expenses.

Liquidity and Capital Resources

Our primary liquidity and capital resource needs are to service our debt, finance working capital and make capital expenditures and investments. At October 31, 2006, our primary sources of liquidity were cash and cash equivalents of $86.6 million, our $40.0 million unused revolving credit facility and rights to collect cash on outstanding accounts receivable.

Our operations provided cash of $16.7 million for the year ended October 31, 2006, which was attributable to net income of $59.5 million and depreciation, amortization and other non-cash charges of $28.7 million, offset by $71.5 million used by net operating assets and liabilities. The principal uses of net operating assets and liabilities for the year ended October 31, 2006 were largely attributable to an increase in inventories of $52.0 million , an increase in accounts receivable of $28.9 million, an increase in deferred tax assets of $5.8 million, an increase in prepaid expenses and other current assets of $4.4 million, an increase in other assets of $2.1 million, tax benefit from stock-based compensation of $3.4 million, a decrease in accrued warranty of $1.3 million and a decrease in accrued expenses and other liabilities of $2.1 million. The beginning inventory balance for the previous year, as measured by inventory turns, was at an unusually low balance due to a number of factors including higher than expected demand and transitional issues with two contract manufacturers. In addition, we increased inventory as a result of balancing our inventory position to meet the demand changes triggered by the acquisition of Lipman. The accounts receivable increase was primarily driven by higher sales in addition to a shift towards International, which typically carries a higher DSO. This was partially offset an increase in accounts payable of $17.2 million resulting from higher inventory levels, an increase in income tax payable of $1.5 million, an increase in accrued compensation of $2.7 million, and an increase in deferred revenue, net of $7.2 million.

Our operations provided us cash of $40.2 million for the year ended October 31, 2005, which was attributable to net income of $33.2 million, depreciation, amortization and other non-cash charges of $22.6 million, offset by $15.6 million used by net operating assets and liabilities. The principal uses of net operating assets and liabilities for the year ended October 31, 2005 were deferred tax assets, which increased by $9.9 million, accounts receivable, which increased by $8.8 million and inventories, which increased by $3.4 million, tax benefit from stock-based compensation of $0.4 million and a decrease in deferred tax liabilities of $2.0 million. This was offset by decreases in income taxes payable of $2.4 million, deferred revenue of $3.5 million and accounts payable of $3.2 million. Our operations provided us cash of $33.2 million for the year ended October 31, 2004, which was attributable to net income of $5.6 million and depreciation, amortization and other non-cash charges of $33.1 million offset in part by a use of $5.5 million in net operating assets and liabilities. The principal uses in net operating assets and liabilities were deferred tax assets, which increased by $9.8 million because book purchase accounting amortization was greater than tax purchase accounting amortization, and accounts receivable which increased by $7.7 million because of higher net revenues. Offsetting this use of cash was decreased inventory balances of $8.5 million, due to initiatives to reduce transit time from the factory to our customers and increased deferred services net revenues of $5.5 million due to higher technical support contract volume.

Our investing activities used $4.0 million of net cash during the year ended October 31, 2006. Cash generated by the sale of marketable securities was $141.9 million, partially offset by investments in marketable securities of $125.0 million, capitalization of software development of $2.0 million, purchase of other assets of $0.9 million, purchase of equipment and improvements of $3.7 million, transaction costs for pending acquisitions of $3.4 million, and acquisition of PayWare, net of cash and cash of equivalent of $10.9 million.

We used $35.0 million in net cash for investing activities during the year ended October 31, 2005, consisting primarily of purchases of marketable securities, net of sales and maturities, of $16.8 million, $13.4 million for the acquisition of the assets of GO Software and $4.8 million on capital expenditures and other assets. We used cash of $5.3 million in investing activities for the year ended October 31, 2004, which was principally comprised of $2.6 million of capitalized software development costs and $2.4 million of capital expenditures related primarily to computer equipment and leasehold improvements.

Our financing provided cash of $7.8 million for the year ended October 31, 2006, primarily due to a tax benefits related to exercise of stock options of $3.4 million, proceeds from long-term debt $184.0 million and proceeds from stock options exercises of $3.1 million, partially offset by principal payments of $182.6 million on the Term B loan and repayment of $0.1 million of capital leases.

Net cash provided by financing activities of $47.3 million for the year ended October 31, 2005 consisted primarily of net proceeds from our initial and follow-on public offerings of $125.5 million, offset by the repayment of $72.0 million of the outstanding principal owed on the second lien loan under our secured credit facility and principal payments of $7.0 million on the Term B loan. We used cash of $21.6 million in financing activities for the year ended October 31, 2004, which consisted primarily of proceeds of $250.1 million, net of $11.9 million of financing fees, related to our recapitalization and new secured credit facility, offset by uses of $97.4 million for a common stock dividend, $86.2 million related to the repurchase of preferred stock, $60.0 million related to the retirement of the related party promissory notes and $28.1 million of net borrowings under our revolving note, term note facilities and capital leases.

We expect our inventory levels after the completion of the Lipman acquisition as of November 1, 2006 to increase immediately to the range of $155.0 million to $165.0 million depending primarily upon the finalization of purchase price accounting for the acquisition.

Our future capital requirements may vary significantly from prior periods as well as from those currently planned. These requirements will depend on a number of factors, including operating factors such as our terms and payment experience with customers and investment we may make in product or market development such as our current investments in expanding our International operations. Finally, our capital needs may be significantly affected by any acquisition we may make in the future. Based upon our current level of operations, we expect that our cash flow from operations, together with the amounts we are able to borrow under our secured credit facility, will be adequate to meet our anticipated needs for at least the next several years although we may from time to time raise additional capital to refinance indebtedness or for other general corporate purposes, including acquisitions and investments.

Secured Credit Facility

On October 31, 2006, we entered into a Credit Agreement ("the New Credit Facility") with a syndicate of financial institutions, led by JPMorgan Chase Bank, N.A. and Lehman Commercial Paper Inc. The New Credit Facility provided by the Credit Agreement consists of a Term B Loan facility of $500 million and a revolving loan permitting borrowings of up to $40 million. The proceeds from the Term B loan were used to repay all outstanding amounts relating to the Old Credit Facility, pay certain transaction costs and partially fund the cash consideration in connection with the acquisition of Lipman on November 1, 2006. As of October 31, 2006, we had drawn $192.9 million of the Term B Loan and the remainder on November 1, 2006. We recorded an expense of $6.4 million for the year ended October 31, 2006, on early extinguishment of the Old Credit Facility which was recorded in other expense, net in the consolidated statements of operations.

The New Credit Facility is guaranteed by us and certain of our subsidiaries and is secured by collateral including substantially all of our assets and stock of our subsidiaries. As of October 31, 2006, the interest rates were 7.12% on the Term B Loan and 6.87% on the revolving loan. We pay a commitment fee on the unused portion of the revolving loan under the New Credit Facility at a rate that varies between 0.375% and 0.30% per annum depending upon our consolidated total leverage ratio. As of October 31, 2006, we were paying a commitment fee at a rate of 0.375% per annum. We pay a letter of credit fee on the unused portion of any letter of credit issued under the New Credit Facility at a rate that varies between 1.50% and 1.25% per annum depending upon our consolidated total leverage ratio. As of October 31, 2006, we were subject to a letter of credit fee at a rate of 1.50% per annum.

At our option, the revolving loan bears interest at a rate of 1.50% over the three-month LIBOR, which was 5.37% as of October 31, 2006, or 0.50% over the lender's base rate, which was 8.25% as of October 31, 2006. As of October 31, 2006, the entire $40 million revolving loan was available for borrowing to meet short-term working capital requirements. At our option, the Term B Loan bears interest at a rate of 1.75% over the three-month LIBOR or 0.75% over the base rate.

Interest payments are generally paid monthly but can be based on one, two, three or six month periods. The lender's base rate is the greater of the Fed Funds rate plus 50 basis points or the JPMorgan prime rate. The respective maturity dates on the components of the New Credit Facility are October 31, 2014 for the revolving loan and October 31, 2015 for the Term B Loan. Payments on the Term B Loan are due in equal quarterly installments of $1.2 million over the seven-year term on the last business day of the each calendar quarter.

The terms of the New Credit Facility require us to comply with financial covenants, including maintaining leverage and fixed charge coverage ratios, obtaining protection against fluctuation in interest rates, and limits on capital expenditure levels at the end of each fiscal quarter. By January 31, 2007, we will be required to maintain a total leverage ratio of not greater than 4.00 to 1.0 and a fixed charge coverage ratio of at least 2.0 to 1.0. Total leverage ratio is equal to total debt less cash as of the end of a reporting fiscal quarter divided by the consolidated EBITDA for the most recent four consecutive fiscal quarters. Some of the financial covenants become more restrictive over the term of the New Credit Facility. Noncompliance with any of the financial covenants without cure or waiver would constitute an event of default under the New Credit Facility. An event of default resulting from a breach of a financial covenant may result, at the option of lenders holding a majority of the loans, in an acceleration of repayment of the principal and interest outstanding and a termination of the revolving loan. The New Credit Facility also contains non-financial covenants that restrict some of our activities, including our ability to dispose of assets, incur additional debt, pay dividends, create liens, make investments, make capital expenditures and engage in specified transactions with affiliates. The terms of the New Credit Facility permit prepayments of principal and require prepayments of principal upon the occurrence of certain events including among others, the receipt of proceeds from the sale of assets, the receipt of excess cash flow as defined and the receipt of proceeds of certain debt issues. The New Credit Facility also contains customary events of default, including defaults based on events of bankruptcy and insolvency, nonpayment of principal, interest or fees when due, subject to specified grace periods, breach of specified covenants change in control and material inaccuracy of representations and warranties.

We were in compliance with the New Credit Facility's nonfinancial covenants as of October 31, 2006. The New Credit Facility's financial covenants are not measured until financial results are available for the three months ended January 31, 2007.

Contractual Commitments

The following table summarizes our contractual obligations as of October 31, 2006 (in thousands):

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Term B loan (including interest)(1)	$275,607	$21,223	$40,724	$38,528	$175,132
Capital lease obligation	112	60	52	—	—
Operating leases	33,233	6,306	8,493	6,642	11,792
Minimum purchase obligations	17,952	17,952	—	—	—
	$326,904	$45,541	$49,269	$45,170	$186,924

(1) Part of $500.0 million secured credit facility that was subsequently drawn at November 1, 2006 to fund the acquisition of Lipman. Payments on the Term B Loan are due in equal quarterly installments of $1.2 million over the seven-year term on the last business day of each calendar quarter.

We work on a purchase order basis with third-party contract manufacturers with facilities in China, Singapore and Brazil to manufacture substantially all of our inventories. We issue a forecast to the third-party contract manufacturers and subsequently agree to a build schedule to drive component material purchases and capacity planning. In conjunction with this, we issue a combination of purchase order and written direction to drive manufacturing activity for finished goods product. We provide each manufacturer with a purchase order on a monthly basis to cover the following requirements, which constitutes a binding commitment by us to purchase materials produced by the manufacturer as specified in the purchase order. The total amount of our purchase commitments as of October 31, 2006 was approximately $17.9 million.

We expect that we will be able to fund our remaining obligations and commitments with cash flows from operations. To the extent we are unable to fund these obligations and commitments with cash flows from operations, we intend to fund these obligations and commitments with proceeds from our $40.0 million revolving loan under our secured credit facility or future debt or equity financings.

Subsequent to our November 1, 2006 acquisition of Lipman, we will assume Lipman's contractual obligations.

Earnings before *Interest*, Taxes, Depreciation and Amortization, (EBITDA, as adjusted)

We define earnings before interest, taxes, depreciation and amortization, or EBITDA, as adjusted, as the sum of (1) net income (excluding extraordinary items of gain or loss and any gain or loss from discontinued operations), (2) interest expense, (3) income taxes, (4) depreciation, amortization, goodwill impairment and other non-recurring charges, (5) non-cash charges, including non-cash stock-based compensation expense and purchase accounting items and (6) management fees to our principal stockholder. EBITDA, as adjusted, is a primary component of the financial covenants to which we are subject under our credit agreement. If we fail to maintain required levels of EBITDA, as adjusted, we could have a default under our credit agreement, potentially resulting in an acceleration of all of our outstanding indebtedness. In addition, our management uses EBITDA, as adjusted, as a primary measure to review and assess our operating performance and to compare our current results with those for prior periods as well as with the results of other companies in our industry. These competitors may, due to differences in capital structure and investment history, have interest, tax, depreciation, amortization and other non-cash expenses that differ significantly from ours. The term EBITDA, as adjusted, is not defined under U.S. generally accepted accounting principles, or U.S. GAAP, and EBITDA, as adjusted, is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing our operating performance, you should not consider these data in isolation or as a substitute for our net income calculated in accordance with U.S. GAAP. Our EBITDA, as adjusted, has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for net income or other consolidated income statement data prepared in accordance with U.S. GAAP. Some of these limitations are:

- it does not reflect our cash expenditures or *future requirements* for capital expenditures or contractual commitments;
- it does not reflect changes in, or cash requirements for, our working capital needs;
- it does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;
- it does not reflect income taxes or the cash requirements for any tax payments;
- although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA, as adjusted, does not reflect any cash requirements for such replacements;
- restructuring and impairment charges, as well as losses from discontinued operations, reflect costs associated with strategic decisions about resource allocations made in prior periods; we may incur similar charges and losses in the future; and
- other companies may calculate EBITDA and EBITDA, as adjusted, differently than we do, limiting its usefulness as a comparative measure.

A reconciliation of net income, the most directly comparable U.S. GAAP measure, to EBITDA, as adjusted, for the three years ended October 31, 2006, 2005 and 2004 is as follows (in thousands):

	Years Ended October 31,		
	2006	2005	2004
U.S. GAAP net income	$ 59,511	$33,239	$ 5,606
Provision for income taxes	32,159	13,490	4,971
Interest expense	13,617	15,384	12,597
Interest income	(3,372)	(598)	—
Depreciation and amortization of equipment and improvements	3,505	3,691	2,451
Amortization of capitalized software	1,231	1,173	698
Amortization of purchased intangible assets	10,328	11,902	19,945
Amortization of step-up in deferred revenue on acquisition	986	700	519
Amortization of step-up in inventory on acquisition	121	—	—
Stock-based compensation	6,000	1,687	400
Management fees to majority stockholder	—	125	250
Loss on debt extinguishment and debt repricing fee	6,359	5,630	9,810
EBITDA as adjusted	$130,445	$86,423	$57,247

Off-Balance Sheet Arrangements

Our only off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of the Regulation S-K, consist of interest rate cap agreements and forward foreign currency exchange agreements described under "Quantitative and Qualitative Disclosures about Market Risk" Item 7A below.

Effects of Inflation

Our monetary assets, consisting primarily of cash, marketable securities and receivables, are not affected by inflation because they are short-term and in the case of cash are immaterial. Our non-monetary assets, consisting primarily of inventory, intangible assets, goodwill and prepaid expenses and other assets, are not affected significantly by inflation. We believe that replacement costs of equipment, furniture and leasehold improvements will not materially affect our operations. However, the rate of inflation affects our cost of goods sold and expenses, such as those for employee compensation, which may not be readily recoverable in the price of system solutions and services offered by us.

Critical Accounting Policies

General

Management's Discussion and Analysis of upon our Consolidated Financial Statements, which have been prepared in accordance with U.S. Generally Accepted Accounting Principles. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact our consolidated financial statements. We believe the following critical accounting policies include our more significant estimates and assumptions used in the preparation of our consolidated financial statements. Our significant accounting policies are described in Note 2 to our consolidated financial statements included in Item 8 of this Annual Report on Form 10-K.

Revenue Recognition

Net revenues from System Solutions are recognized upon shipment, delivery, or customer acceptance of the product as required pursuant to the customer arrangement. Net revenues from services such as customer support are initially deferred and then recognized on a straight-line basis over the term of the contract. Net revenues from services such as installations, equipment repairs, refurbishment arrangements, training and consulting are recognized as the services are rendered. For arrangements with multiple elements, we allocate net revenues to each element using the residual method based on objective and reliable evidence of the fair value of the undelivered element. We defer the portion of the arrangement fee equal to the objective evidence of fair value of the undelivered elements until they are delivered.

While the majority of our sales transactions contain standard business terms and conditions, there are some transactions that contain non-standard business terms and conditions. As a result, significant contract interpretation is sometimes required to determine the appropriate accounting including: (1) whether an arrangement exists and what is included in the arrangement; (2) how the arrangement consideration should be allocated among the deliverables if there are multiple deliverables; (3) when to recognize net revenues on the deliverables; (4) whether undelivered elements are essential to the functionality of delivered elements; and (5) whether we have fair value for the undelivered element. In addition, our revenue recognition policy requires an assessment as to whether collectibility is probable, which inherently requires us to evaluate the creditworthiness of our customers. Changes in judgments on these assumptions and estimates could materially impact the timing of revenue recognition.

To a limited extent, we also enter into software development contracts with our customers that we recognize as net revenues on a completed contract basis. As a result, estimates of whether the contract is going to be profitable are necessary since we are required to record a provision for such loss in the period when the loss is first identified.

Goodwill

We review goodwill at least annually for impairment. Should certain events or indicators of impairment occur between annual impairment tests, we perform the impairment test of goodwill at that date. In testing for a potential impairment of goodwill, we: (1) allocate goodwill to our various reporting units to which the acquired goodwill relates; (2) estimate the fair value of our reporting units; and (3) determine the carrying value (book value) of those reporting, as some of the assets and liabilities related to those reporting are not held by those reporting units but by corporate headquarters. Furthermore, if the estimated fair value of a reporting unit is less than the carrying value, we must estimate the fair value of all identifiable assets and liabilities of the reporting unit, in a manner similar to a purchase price allocation for an acquired business. This can require independent valuations of certain internally generated and unrecognized intangible assets such as in-process research and development and developed technology. Only after this process is completed can the amount of goodwill impairment, if any, be determined.

The process of evaluating the potential impairment of goodwill is subjective and requires significant judgment at many points during the analysis. In estimating the fair value of a reporting unit for the purposes of our annual or periodic analyses, we make estimates and judgments about the future cash flows of that reporting unit. Although our cash flow forecasts are based on assumptions that are consistent with our plans and estimates we are using to manage the underlying businesses, there is significant exercise of judgment involved in determining the cash flows attributable to a reporting unit over its estimated remaining useful life. In addition, we make certain judgments about allocating shared assets to the estimated balance sheets of our reporting units. We also consider our and our capitalization on the date we perform the analysis. Changes in judgment on these assumptions and estimates could result in a goodwill impairment charge.

Long-lived Assets

We review our long-lived assets including property and equipment, capitalized software development costs and identifiable intangible assets for indicators of impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. Determining if such events or changes in circumstances have occurred is subjective and judgmental. Should we determine such events have occurred, we then determine whether such assets are recoverable based on estimated future undiscounted net cash flows and fair value. If future undiscounted net cash flows and fair value are less than the carrying value of such asset, we write down that asset to its fair value.

We make estimates and judgments about future undiscounted cash flows and fair value. Although our cash flow forecasts are based on assumptions that are consistent with our plans, there is significant exercise of judgment involved in determining the cash flows attributable to a long-lived asset over its estimated remaining useful life. Our estimates of anticipated future cash flows could be reduced significantly in the future. As a result, the carrying amount of our long-lived assets could be reduced through impairment charges in the future. Additionally, changes in estimated future cash flows could result in a shortening of estimated useful lives for long-lived assets including intangibles.

Inventory Valuation

The valuation of inventories requires us to determine obsolete or excess inventory and inventory that is not of saleable quality. The determination of obsolete or excess inventories requires us to estimate the future demand for our products within specific time horizons, generally twelve months to eighteen months. If our demand forecast for specific products is greater than actual demand and we fail to reduce manufacturing output accordingly, we could be required to record additional inventories write-offs, which would have a negative impact on our gross profit percentage.

We review the adequacy of our inventories valuation on a quarterly basis. For production inventory, our methodology involves matching our on-hand and on-order inventories with our sales estimate over the next twelve and eighteen months. We then evaluate the inventory found to be in excess of the twelve-month demand estimate and take appropriate write-downs to reflect the risk of obsolescence. For on-hand and on-order inventory in excess of eighteen month requirements we generally record a 100% reserve. This methodology is significantly affected by our sales estimate. If actual demand were to be substantially lower than estimated, additional inventories write-downs for excess or obsolete inventories may be required.

Allowance for Doubtful Accounts and Product Returns Reserve

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to pay their invoices to us in full. We regularly review the adequacy of our accounts receivable allowance after considering the size of the accounts receivable balance, each pay, aging of accounts receivable balances and our collection history with each customer. We make estimates and judgments about the inability of customers to pay the amount they owe us which could change significantly if their financial condition changes or the economy in general deteriorates. Product return reserve is an estimate of future product returns related to current period net revenues based upon historical experience. Material differences may result in the amount and timing of our net revenues for any period.

Warranty Costs

We accrue for estimated warranty obligations when revenue is recognized based on an estimate of future warranty costs for delivered product. Our warranty obligation extends from 13 months to five years from the date of shipment. We estimate such obligations based on historical experience and expectations of future costs. Our estimate and judgments is affected by actual product failure rates and actual costs to repair. These estimates and judgments are more subjective for new product introductions as these estimates and judgments are based on similar products versus actual history.

Stock-based Compensation

Effective May 1, 2005, we adopted SFAS 123(R), which requires us to measure compensation cost for all outstanding unvested share-based awards at fair value and recognize compensation over the requisite service period for awards expected to vest. The estimation of stock awards that will ultimately vest requires judgment, and to the extent actual results differ from our estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. We consider several factors when estimating expected forfeitures, such as types of awards. Actual results may differ substantially from these estimates. In valuing shares-based awards, significant judgment is required in determining the expected volatility of our common stock and the expected term individuals will hold their share-based awards prior to exercising. Expected volatility of the stock is based in part on our peer group in the industry in which we do business because we do not have sufficient historical volatility data for our own stock. The expected term of options granted is derived from the historical actual term of option grants and represents the period of time that options granted are expected to be outstanding. In the future, as we gain additional historical data for volatility in our own stock and the actual term employees hold our options expected volatility and expected term may change which could substantially change the grant-date fair value of future awards of stock options and ultimately the expense we record.

Business Combinations

We are required to allocate the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed, as well as in-process research and development ("IPR&D"), based on their estimated fair values. We engage third-party appraisal firms to assist us in determining the fair values of assets acquired and liabilities assumed. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. The significant purchased intangible assets recorded by us include customer relationship, developed and core technology and the trade name. The fair values assigned to the identified intangible assets are discussed in detail in Note 3 to the Consolidated Financial Statements in Item 8.

Critical estimates in valuing certain intangible assets include but are not limited to: future expected cash flows from customer contracts, customer lists, distribution agreements and acquired developed technologies and patents; expected costs to develop IPR&D into commercially viable products and estimating cash flows from projects when completed; brand awareness and market position, as well as assumptions about the period of time the brand will continue to be used in our product portfolio; and discount rates. Management's estimates of fair reasonable, but which are inherently uncertain and unpredictable and; as a result, actual results may differ from estimates.

Other estimates associated with the accounting for acquisitions may change as additional information becomes available regarding the assets acquired and liabilities assumed.

Restructuring

We monitor and regularly evaluate our organizational structure and associated operating expenses. Depending on events and circumstances, we may decide to take additional actions to reduce future operating costs as our business requirements evolve. In determining restructuring charges, we analyze our future operating requirements, including the required headcount by business functions and facility space requirements. Our restructuring costs, and any resulting accruals, involve significant estimates using the best information available at the time the estimates are made. These restructuring costs are accounted for under FASB 146. In recording severance reserves, we accrue liability when all of the following conditions have been met: employees' receive compensation for future absences is attributable to rights to services already rendered; the obligation relates to rights that vest or accumulate; payment of the compensation is probable; and the amount can be reasonably estimated. In recording facilities lease loss reserves, we make various assumptions, including the time period over which the facilities are expected to be vacant, expected sublease terms, expected sublease rates, anticipated future operating expenses and expected future use of the facilities. Our estimates involve a number of risks and uncertainties, some of which are beyond our control, including future real estate market conditions and our ability to successfully enter into subleases or lease termination agreements with terms as favorable as those assumed when arriving at our estimates. We regularly evaluate a number of factors to determine the appropriateness and reasonableness of our restructuring and lease loss accruals including the various assumptions noted above. If actual results differ significantly from our estimates, we may be required to adjust our restructuring and lease loss accruals in the future.

We also incur costs from our plan to exit certain activities of our acquired company. These costs are recognized as a liability on the date of the acquisition under EITF 95-3. The management assesses, formulates and approves a plan to exit the activity. The exit plan identifies the activities to be disposed, the locations of those activities, the method of disposition, all significant actions needed to complete the plan and the expected date of completion of the plan.

Income Taxes

Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts using enacted tax rates in effect for the year the differences are expected to reverse. In evaluating our ability to recover our deferred tax assets we consider all available positive and negative evidence including our past operating results, the existence of cumulative losses in past fiscal years and our forecast of future taxable income in the jurisdictions in which we have operations.

We have placed a valuation allowance on certain U.S. deferred tax assets and our non-U.S. net operating loss carry forwards because realization of these tax benefits through future taxable income cannot be reasonably assured. We intend to maintain the valuation allowances until sufficient positive evidence exists to support the reversal of the valuation allowances. An increase in the valuation allowance would result in additional expense in such period. We make estimates and judgments about our future taxable income that are based on assumptions that are consistent with our plans and estimates. Should the actual amounts differ from our estimates, the amount of our valuation allowance could be materially impacted.

Recent Accounting Pronouncements

In May 2005, the Financial Accounting Standards Board ("FASB") issued SFAS No. 154, *Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3*, or SFAS 154. SFAS 154 requires retrospective application to prior in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The implementation of SFAS 154 is not expected to have a material impact on our consolidated results of operations, financial position or cash flows.

In November 2005, FASB issued FASB Staff Position ("FSP") FAS 115-1 and FAS 124-1, *"The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments"* ("FSP 115-1"), which provides guidance on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other-than-temporary, and on measuring such impairment loss. FSP 115-1 also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 is effective for reporting periods beginning after December 15, 2005. Our adoption of FSP 115-1 in the second quarter of fiscal 2006 did not have a material impact on our consolidated results of operations, financial position or cash flows.

In February 2006, FASB issued SFAS No. 155, *"Accounting for Certain Hybrid Financial Instruments"* — an amendment of FASB Statements No. 133 and 140 ("SFAS 155"). SFAS 155 permits fair value measurement for any hybrid financial instrument that contains an embedded derivative, clarifies which interest-only strips and principal-only strips are not subject to the requirement of SFAS 133, establishes a requirement to evaluate interests in securitized financial assets, clarifies the concentrations of credit risk and eliminates the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument. SFAS 155 improves financial reporting by eliminating the exemption from applying SFAS 133 to interest in securitized financial assets and allowing to elect fair value measurement at acquisition, at issuance, or when a previously recognized financial instrument is subject to a measurement. SFAS 155 is effective for all financial instruments acquired or issued in fiscal years beginning after September 15, 2006. The implementation of SFAS 155 is not expected to have a material impact on our consolidated results of operations, financial position or cash flows.

In July 2006, FASB issued FASB Interpretation No. 48 *"Accounting for Uncertainty in Income Taxes"* — an interpretation of FASB Statement No. 109 ("FIN 48"), which clarifies the accounting for uncertainty in income taxes recognized in accordance with SFAS 109, *"Accounting for Income Taxes."* FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position.

FIN 48 indicates that an enterprise shall initially recognize the financial statement effects of a tax position when it is more likely than not of being sustained on examination, based on the technical merits of the position. In addition, FIN 48 indicates that the measurement of a tax position that meets the more likely than not threshold shall consider the amounts and probabilities of the outcomes that could be realized upon ultimate settlement. This interpretation is effective for fiscal years beginning after December 15, 2006. We are in the process of evaluating the impact of adopting FIN 48 on our consolidated results of operations, financial position or cash flows.

In September 2006, FASB issued SFAS No. 157, *"Fair Value Measurements"* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We are in the process of evaluating the impact of adopting SFAS 157 on our consolidated results of operations, financial position or cash flows.

In September 2006, the SEC issued Staff Accounting Bulletin (SAB) No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of determining whether the current year's financial statements are materially after November 15, 2006. The implementation of SAB 108 is not expected to have a material impact on our consolidated results of operations, financial position or cash flows.

Selected Quarterly Results of Operations

The following selected quarterly data should be read in conjunction with the Consolidated Financial Statements and Notes and "Management's Operations" in this Annual Report on Form 10-K. This information has been derived from our unaudited consolidated financial statements that, in our opinion, reflect all recurring adjustments necessary to fairly present our financial information when read in conjunction with our Consolidated Financial Statements and Notes. The results of operations for any quarter are not necessarily indicative of the results to be expected for any future period.

Quarterly Consolidated Statements of Operations for 2006

	Year Ended October 31, 2006			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share data) (Unaudited)			
Net revenues:				
System Solutions	$118,685	$128,136	$131,960	$138,373
Services	15,945	14,054	15,657	18,260
Total net revenues	134,630	142,190	147,617	156,633
Cost of net revenues:				
Cost of net revenues excluding amortization of purchased core and developed technology assets(1)	65,522	70,346	71,633	73,922
Amortization of purchased core and developed technology assets	1,593	1,419	1,071	1,542
Total cost of System Solutions net revenues	67,115	71,765	72,704	75,464
Services	7,913	7,026	8,452	9,086
Total cost of net revenues	75,028	78,791	81,156	84,550
Gross profit	59,602	63,399	66,461	72,083
Operating expenses:(1)				
Research and development	11,407	12,221	11,726	11,999
Sales and marketing	14,201	14,404	14,181	15,821
General and administrative	9,698	9,993	10,936	11,946
Amortization of purchased intangible assets	1,159	1,159	1,159	1,226
Total operating expenses	36,465	37,777	38,002	40,992
Operating income	23,137	25,622	28,459	31,091
Interest expense	(3,279)	(3,197)	(3,438)	(3,703)
Interest income	687	927	938	820
Other income (expense), net(2)	201	65	(195)	(6,465)
Income before income taxes	20,746	23,417	25,764	21,743
Provision for income taxes	6,952	8,381	9,009	7,817
Net income attributable to common stockholders	$ 13,794	$ 15,036	$ 16,755	$ 13,926
Net income per common share — diluted	$ 0.20	$ 0.22	$ 0.24	$ 0.20

(1) Stock-based compensation included above:

Cost of net revenues — System Solutions	$ 153	$ 162	$ 204	$ 190
Research and development	180	210	326	478
Sales and marketing	331	409	569	748
General and administrative	259	408	587	786
	$ 923	$ 1,189	$ 1,686	$ 2,202

(1) We adopted the fair value recognition and measurement provisions of Statement of Financial Accounting Standards ("SFAS") No. 123(R), *Share-Based Payment*, effective May 1, 2005 using the modified-prospective transition method. For periods prior to May 1, 2005 we followed the intrinsic value recognition and measurement provisions of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, or APB 25. For further information see Note 2 to the consolidated financial statements elsewhere in this Form 10-K. The portion of stock-based compensation allocated to each category of expenses for each period is presented above.

(2) In the fourth quarter of fiscal year 2006, we realized a $6.4 million expenses associated with debt refinancing.

Quarterly Consolidated Statements of Operations for 2005

	Year Ended October 31, 2005			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share data) (Unaudited)			
Net revenues:				
System Solutions	$ 97,989	$105,414	$111,388	$114,950
Services	13,294	12,479	14,313	15,540
Total net revenues	111,283	117,893	125,701	130,490
Cost of net revenues:				
Cost of net revenues excluding amortization of purchased core and developed technology assets(1)	59,147	61,727	66,635	64,967
Amortization of purchased core and developed technology assets	1,962	1,693	1,600	1,680
Total cost of System Solutions net revenues	61,109	63,420	68,235	66,647
Services	7,550	7,043	6,361	8,177
Total cost of net revenues	68,659	70,463	74,596	74,824
Gross profit	42,624	47,430	51,105	55,666
Operating expenses:(1)				
Research and development	9,494	10,457	10,400	11,479
Sales and marketing	12,044	12,932	13,334	13,921
General and administrative	6,704	6,787	8,116	8,002
Amortization of purchased intangible assets	1,304	1,346	1,158	1,159
Total operating expenses	29,546	31,522	33,008	34,561
Operating income	13,078	15,908	18,097	21,105
Interest expense	(4,294)	(4,468)	(2,996)	(3,028)
Interest income	—	—	—	—
Other income (expense), net(2)	(200)	29	(6,142)	(360)
Income before income taxes	8,584	11,469	8,959	17,717
Provision for income taxes	2,747	2,662	2,424	5,657
Net income attributable to common stockholders	$ 5,837	$ 8,807	$ 6,535	$ 12,060
Net income per common share — diluted	$ 0.10	$ 0.15	$ 0.10	$ 0.18

(1) Stock-based compensation included above:

Cost of net revenues — System Solutions	$ —	$ —	$ 73	$ 114
Research and development	—	—	185	173
Sales and marketing	—	—	355	308
General and administrative	15	37	250	177
	$ 15	$ 37	$ 863	$ 772

(2) In the third quarter of fiscal year 2005, we realized a $5.6 million expenses associated with debt refinancing.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

We are exposed to market risk related to changes in interest rates and foreign currency exchange rates. To mitigate some of these risks, we utilize derivative financial instruments to hedge these exposures. We do not use derivative financial instruments for speculative or trading purposes. We do not anticipate any material changes in our primary market risk exposures in fiscal 2007.

Interest Rate Risk

We are exposed to interest rate risk related to our debt, which bears interest based upon the three-month LIBOR rate. We have reduced our exposure to interest rate fluctuations through the purchase of interest rate caps covering a portion of our variable rate debt. In May 2006, we purchased a two-year interest rate cap for $88,000 with an initial notional amount of $100 million declining to $75 million after one year with an effective date of November 2006 under which we will receive interest payments if the three-month LIBOR rate exceeds 6.5%. Based on effective interest rates at October 31, 2006, a 50 basis point increase in interest rates on our borrowings subject to variable interest rate fluctuations would increase our interest expense by approximately $2.5 million annually.

Foreign Currency Risk

A substantial part of our business consists of sales made to customers outside the United States. A portion of the net revenues we receive from such sales is denominated in currencies other than the U.S. dollar. Additionally, portions of our costs of net revenues and our other operating expenses are incurred by our International operations and denominated in local currencies. While fluctuations in the value of these net revenues, costs and expenses as measured in U.S. dollars have not materially affected our results of operations historically, we cannot assure you that adverse currency exchange rate fluctuations will not have a material impact in the future. In addition, our balance sheet reflects non-U.S. dollar denominated assets and liabilities, primarily inter-company balances which can be adversely affected by fluctuations in currency exchange rates. In certain periods, we have not hedged our exposure to these fluctuations. We have entered into foreign currency forward contracts and other arrangements intended to hedge our exposure to adverse fluctuations in exchange rates. As of October 31, 2006, we had no foreign currency forward contracts outstanding. Effective November 1, 2006, we have entered into foreign currency forward contracts to sell Australian dollars, Mexican pesos, British pounds and Euros with notional amounts of $3.4 million, $5.6 million, $2.9 million and $2.6 million, respectively. If we chose not to enter into foreign currency forward contracts to hedge against these exposures and if the hedge currencies were to devalue 5% to 10% against the U.S. dollar, results of operations would include a foreign exchange loss of approximately $0.7 million to $1.5 million.

Hedging arrangements of this sort may not always be effective to protect our results of operations against currency exchange rate fluctuations, particularly in the event of imprecise forecasts of non-U.S. denominated assets and liabilities. Accordingly, if there is an adverse movement in exchange rates, we might suffer significant losses. For instance, for the years ended October 31, 2006 and 2005, we suffered foreign currency contract losses of $0.9 million and $0.8 million, respectively net of foreign currency transaction gains despite our hedging activities.

ITEM 8. ***FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA***

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
VeriFone Holdings, Inc.

We have audited the accompanying consolidated balance sheets of VeriFone Holdings, Inc. (and subsidiaries) as of October 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity (deficit) and comprehensive income and cash flows for each of the three years in the period ended October 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of VeriFone Holdings, Inc. (and subsidiaries) at October 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended October 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the Notes to Consolidated Financial Statements, under the heading Stock-Based Compensation, in fiscal 2005 VeriFone Holdings, Inc. changed its method of accounting for stock-based compensation.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of VeriFone Holdings, Inc.'s internal control over financial reporting as of October 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 15, 2006 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

San Francisco, California
December 15, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
VeriFone Holdings, Inc.

We have audited management's assessment, included in the accompanying Report of Management on Internal Control over Financial Reporting, that VeriFone Holdings, Inc. maintained effective internal control over financial reporting as of October 31, 2006, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). VeriFone Holdings, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that VeriFone Holdings, Inc. maintained effective internal control over financial reporting as of October 31, 2006, is fairly stated, in all material respects, based on the COSO control criteria. Also, in our opinion, VeriFone Holdings, Inc. maintained, in all material respects, effective internal control over financial reporting as of October 31, 2006, based on the COSO control criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of VeriFone Holdings, Inc. as of October 31, 2006 and 2005, and the related consolidated statements of operations, shareholders' equity (deficit) and comprehensive income and cash flows for each of the three years in the period ended October 31, 2006 and our report dated December 15, 2006 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

San Francisco, California
December 15, 2006

VERIFONE HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	October 31, 2006	October 31, 2005
	(In thousands, except par value)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 86,564	$ 65,065
Marketable securities	—	16,769
Accounts receivable, net of allowances of $2,364 and $1,571	119,839	87,424
Inventories	86,631	33,501
Deferred tax assets	13,267	11,467
Prepaid expenses and other current assets	12,943	9,368
Total current assets	319,244	223,594
Equipment and improvements, net	7,300	5,873
Purchased intangible assets, net	16,544	18,912
Goodwill	52,689	47,260
Deferred tax assets	21,706	17,705
Debt issuance costs, net	10,987	7,462
Transaction costs	12,350	—
Other assets	12,125	6,546
Total assets	$452,945	$ 327,352
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 66,685	$ 47,161
Income taxes payable	5,951	8,746
Accrued compensation	16,202	12,576
Accrued warranty	4,902	4,371
Deferred revenue, net	23,567	15,523
Deferred tax liabilities	6	137
Accrued expenses	4,752	6,826
Accrued transaction costs	12,000	—
Other current liabilities	16,618	13,819
Current portion of long-term debt	1,985	1,994
Total current liabilities	152,668	111,153
Accrued warranty	530	872
Deferred revenue	7,371	6,835
Long-term debt, less current portion	190,904	180,812
Deferred tax liabilities	859	—
Other long-term liabilities	1,872	1,142
Commitments and contingencies		
Stockholders' equity:		
Preferred Stock: 10,000 shares authorized as of October 31, 2006 and 2005; zero and zero shares issued and outstanding as of October 31, 2006 and 2005	—	—
Common Stock: $0.01 par value, 100,000 shares authorized at October 31, 2006 and 2005; 68,148 and 67,646 shares issued and outstanding as of October 31, 2006 and 2005	682	676
Additional paid-in-capital	140,569	128,101
Accumulated deficit	(43,468)	(102,979)
Accumulated other comprehensive income	958	740
Total stockholders' equity	98,741	26,538
Total liabilities and stockholders' equity	$452,945	$ 327,352

See accompanying notes.

VERIFONE HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended October 31,		
	2006	2005	2004
	(In thousands, except per share data)		
Net revenues:			
System Solutions	$517,154	$429,741	$344,639
Services	63,916	55,626	45,449
Total net revenues	581,070	485,367	390,088
Cost of net revenues:			
System Solutions	287,048	259,411	215,126
Services	32,477	29,131	26,511
Total cost of net revenues	319,525	288,542	241,637
Gross profit	261,545	196,825	148,451
Operating expenses:			
Research and development	47,353	41,830	33,703
Sales and marketing	58,607	52,231	44,002
General and administrative	42,573	29,609	25,503
Amortization of purchased intangible assets	4,703	4,967	10,200
Total operating expenses	153,236	128,637	113,408
Operating income	108,309	68,188	35,043
Interest expense	(13,617)	(15,384)	(12,597)
Interest income	3,372	598	—
Other expense, net	(6,394)	(6,673)	(11,869)
Income before income taxes	91,670	46,729	10,577
Provision for income taxes	32,159	13,490	4,971
Net income	59,511	33,239	5,606
Accrued dividends on preferred stock	—	—	4,959
Net income attributable to common stockholders	$ 59,511	$ 33,239	$ 647
Net income per share:			
Basic	$ 0.90	$ 0.57	$ 0.01
Diluted	$ 0.86	$ 0.54	$ 0.01
Weighted average number of shares used in computing net income per share:			
Basic	66,217	58,318	50,725
Diluted	68,894	61,460	56,588

See accompanying notes.

VERIFONE HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) AND COMPREHENSIVE INCOME

	Common Stock				Additional Paid-in Capital	Deferred Stock-Based Compensation	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders' Equity (Deficit)
	Voting		Non Voting						
	Shares	Amount	Shares	Amount		(In thousands)			
Balance as of October 31, 2003	54,299	$543	5	$—	$ 348	$(348)	$ (39,869)	$ 185	$ (39,141)
Proceeds from issuance of common stock	2,577	25	14	—	46	—	(25)	—	46
Repurchase of unvested restricted common stock	(446)	(4)	—	—	(11)	—	—	—	(15)
Reversal of unvested deferred stock-based compensation on restricted common stock repurchased	—	—	—	—	(139)	139	—	—	—
Dividends on common stock	—	—	—	—	—	—	(97,432)	—	(97,432)
Amortization of stock-based compensation	—	—	—	—	—	63	—	—	63
Stock-based compensation upon acceleration of vesting	—	—	—	—	337	—	—	—	337
Comprehensive Income:									
Net income	—	—	—	—	—	—	5,606	—	5,606
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	—	233	233
Unrecognized loss on interest rate hedges, net of tax	—	—	—	—	—	—	—	(151)	(151)
Total comprehensive income									5,688
Reclassification of common stock that vested	—	—	—	—	26	—	—	—	26
Accrued dividends on preferred stock	—	—	—	—	(461)	—	(4,498)	—	(4,959)
Balance as of October 31, 2004	56,430	564	19	—	146	(146)	(136,218)	267	(135,387)
Issuance of common stock, net of issuance costs	11,211	112	39	—	125,947	—	—	—	126,059
Conversion of nonvoting to voting common stock	58	—	(58)	—	—	—	—	—	—
Repurchase of unvested restricted common stock	(53)	—	—	—	—	—	—	—	—
Amortization of stock-based compensation	—	—	—	—	—	52	—	—	52
Deferred stock-based compensation	—	—	—	—	442	(442)	—	—	—
Reversal of deferred stock-based compensation upon adoption of FAS123(R)	—	—	—	—	(536)	536	—	—	—
Stock-based compensation under FAS123(R) (including tax benefit of $441)	—	—	—	—	2,076	—	—	—	2,076
Comprehensive Income:									
Net income	—	—	—	—	—	—	33,239	—	33,239
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	—	341	341
Unrealized loss on marketable securities, net of tax	—	—	—	—	—	—	—	(2)	(2)
Unrecognized gain on interest rate hedges, net of tax	—	—	—	—	—	—	—	134	134
Total comprehensive income									33,712
Reclassification of common stock that vested	—	—	—	—	26	—	—	—	26
Balance as of October 31, 2005	67,646	676	—	—	128,101	—	(102,979)	740	26,538
Issuance of common stock, net of issuance costs	502	6	—	—	3,056	—	—	—	3,062
Stock-based compensation under FAS123(R) (including tax benefit of $3,414)	—	—	—	—	9,412	—	—	—	9,412
Comprehensive Income:									
Net income	—	—	—	—	—	—	59,511	—	59,511
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	—	300	300
Unrealized gain on marketable securities, net of tax	—	—	—	—	—	—	—	1	1
Unrecognized loss on interest rate hedges, net of tax	—	—	—	—	—	—	—	(83)	(83)
Total comprehensive income									59,729
Balance as of October 31, 2006	68,148	$682	—	$—	$140,569	$ —	$ (43,468)	$ 958	98,741

See accompanying notes.

VERIFONE HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended October 31,		
	2006	2005	2004
	(In thousands)		
Cash flows from operating activities			
Net income	$ 59,511	$ 33,239	$ 5,606
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization of purchased intangibles	10,328	11,902	19,945
Depreciation and amortization of equipment and improvements	3,505	3,691	2,451
Amortization of capitalized software	1,231	1,173	698
Amortization of interest rate caps	236	109	15
Amortization of debt issuance costs	1,105	1,150	945
Stock-based compensation	6,000	1,687	400
Non-cash portion of loss on debt extinguishment	6,359	2,898	8,385
Other	(52)	(17)	295
Net cash provided by operating activities before changes in working capital	88,223	55,832	38,740
Changes in operating assets and liabilities:			
Accounts receivable, net	(28,938)	(8,817)	(7,721)
Inventories	(51,983)	(3,407)	8,544
Deferred tax assets	(5,801)	(9,853)	(9,821)
Prepaid expenses and other current assets	(4,444)	(269)	(1,508)
Other assets	(2,106)	(1,118)	1,543
Accounts payable	17,189	3,227	2,459
Income taxes payable	1,542	2,403	647
Tax benefit from stock-based compensation	(3,414)	(441)	—
Accrued compensation	2,656	838	665
Accrued warranty	(1,301)	1,448	(766)
Deferred revenue, net	7,150	3,464	5,500
Deferred tax liabilities	64	(2,047)	1,724
Accrued expenses and other liabilities	(2,090)	(1,101)	(6,789)
Net cash provided by operating activities	16,747	40,159	33,217
Cash flows from investing activities			
Software development costs capitalized	(1,999)	(863)	(2,555)
Purchases of equipment and improvements	(3,666)	(3,121)	(2,430)
Purchases of other assets	(903)	(863)	(288)
Purchases of marketable securities	(125,034)	(23,952)	—
Sales and maturities of marketable securities	141,869	7,200	—
Transaction costs, pending acquistions	(3,425)	—	—
Acquisition of business, net of cash and cash equivalents acquired	(10,867)	(13,405)	—
Net cash used in investing activities	(4,025)	(35,004)	(5,273)

See accompanying notes.

VERIFONE HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	Years Ended October 31,		
	2006	2005	2004
		(In thousands)	
Cash flows from financing activities			
Proceeds from long-term debt	184,060	—	250,102
Repayments of long-term debt	(182,552)	(78,972)	(10,475)
Repayments of capital leases	(144)	(409)	(396)
Proceeds from revolving promissory notes payable and revolver	—	19,680	192,431
Repayments of revolving promissory notes payable and revolver	—	(19,680)	(209,643)
Repayment of promissory notes payable to stockholders	—	—	(60,000)
Proceeds from issuance of common stock	—	136,950	—
Payments of IPO and follow-on financing costs	—	(11,444)	—
Proceeds from exercises of stock options and other	3,056	753	46
Repurchase of preferred stock	—	—	(86,169)
Tax benefit of stock-based compensation	3,414	441	—
Payment of common stock dividend	—	—	(97,432)
Repurchase of common stock	—	—	(15)
Net cash provided by (used in) financing activities	7,834	47,319	(21,551)
Effect of foreign currency exchange rate changes on cash	943	(114)	435
Net increase in cash and cash equivalents	21,499	52,360	6,828
Cash and cash equivalents, beginning of year	65,065	12,705	5,877
Cash and cash equivalents, end of year	$ 86,564	$ 65,065	$ 12,705
Supplemental disclosures of cash flow information			
Cash paid for interest	$ 12,402	$ 14,843	$ 12,433
Cash paid for income taxes	$ 37,253	$ 22,350	$ 12,182
Schedule of noncash transactions			
Debt issuance costs withheld from proceeds	$ 8,720	$ —	$ 11,898
Accrued dividends on preferred stock	$ —	$ —	$ 4,959
Issuance of common stock for IPO services	$ —	$ 1,250	$ —
Issuance of common stock for acquisition services	$ —	$ 250	$ —
Equipment purchased under capital leases	$ —	$ —	$ 377

See accompanying notes.

1. Description of the Business and Basis of Presentation

VeriFone Holdings, Inc. ("VeriFone" or the "Company") was incorporated in the state of Delaware on June 13, 2002 in order to acquire VeriFone, Inc. on July 1, 2002. Prior to the Company's initial public offering on May 4, 2005, VeriFone was majority owned by GTCR Fund VII, L.P., an equity fund managed by GTCR Golder Rauner, LLC ("GTCR"), a private equity firm. As of October 31, 2006, equity funds managed by GTCR owned approximately 28.6% of the outstanding common stock of the Company. VeriFone designs, markets and services transaction automation systems that enable secure electronic payments among consumers, merchants and financial institutions.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and such differences may be material to the consolidated financial statements.

Revenue Recognition

The Company's revenue recognition policy is consistent with applicable revenue recognition guidance and interpretations, including the requirements of Emerging Issues Task Force Issue No. 00-21 ("EITF 00-21"), *Revenue Arrangements with Multiple Deliverables*, Statement of Position 97-2 ("SOP 97-2"), *Software Revenue Recognition*, Statement of Position 81-1 ("SOP 81-1") *Accounting for Performance of Construction-Type and Certain Production Type Contracts*, Staff Accounting Bulletin No. 104 ("SAB 104"), *Revenue Recognition*, and other applicable revenue recognition guidance and interpretations.

The Company records revenue when all four of the following criteria are met: (i) persuasive evidence that an arrangement exists; (ii) delivery of the products and/or services has occurred; (iii) the selling price is fixed or determinable; and (iv) collectibility is reasonably assured. Cash received in advance of revenue recognition is recorded as deferred revenue, net.

Net revenues from System Solutions sales to end-users, resellers, value added resellers and distributors are recognized upon shipment of the product with the following exceptions:

- if a product is shipped free on board destination, revenue is recognized when the shipment is delivered, or
- if an acceptance or a contingency clause exists, revenue is recognized upon the earlier of receipt of the acceptance letter or when the clause lapses.

End-users, resellers, value added resellers and distributors generally have no rights of return, stock rotation rights or price protection.

The Company's System Solutions sales include software that is incidental to the electronic payment devices and services included in its sales arrangements.

The Company enters into revenue arrangements for individual products or services. As a System Solutions provider, the Company's sales arrangements often include support services in addition to electronic payment devices ("multiple deliverables"). These services may include installation, training, consulting, customer support, product maintenance and/or refurbishment arrangements.

Revenue arrangements with multiple deliverables are evaluated to determine if the deliverables (items) should be divided into more than one unit of accounting. An item can generally be considered a separate unit of accounting if all of the following criteria are met:

- the delivered item(s) has value to the customer on a standalone basis;
- there is objective and reliable evidence of the fair value of the undelivered item(s); and
- if the arrangement includes a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the Company.

Deliverables which do not meet these criteria are combined into a single unit of accounting.

If there is objective and reliable evidence of fair value for all units of accounting, the arrangement consideration is allocated to the separate units of accounting based on their relative fair values. In cases where there is objective and reliable evidence of the fair value(s) of the undelivered item(s) in an arrangement but no such evidence for one or more of the delivered item(s), the residual method is used to allocate the arrangement consideration. In cases in which there is no objective and reliable evidence of the fair value(s) of the undelivered item(s), the Company defers all revenues for the arrangement until the period in which the last item is delivered. However, items which do not meet these criteria are combined into a single unit of accounting.

For revenue arrangements with multiple deliverables, upon shipment of its electronic payment devices, the Company allocates the fair value for all remaining undelivered elements and recognizes the residual amount within the arrangement as revenue for the delivered items as prescribed in EITF 00-21. Revenues for the Company's arrangements that include multiple elements are allocated to each undelivered element based on the fair value of each element. Fair value is determined based on the price charged when each element is sold separately and/or the price charged by third parties for similar services.

Net revenues from services such as customer support are initially deferred and then recognized on a straight-line basis over the term of the contract. Net revenues from services such as installations, equipment repairs, refurbishment arrangements, product maintenance, training and consulting are recognized as the services are rendered.

For software development contracts, the Company recognizes revenue using the completed contracts method pursuant to SOP 81-1. During the period of performance of such contracts, billings and costs are accumulated on the balance sheet, but no profit is recorded before completion or substantial completion of the work. The Company uses customers' acceptance of such products as the specific criteria to determine when such contracts are substantially completed. Provisions for losses on software development contracts are recorded in the period they become evident.

In addition, the Company sells products to leasing companies that, in turn, lease these products to end-users. In transactions where the leasing companies have no recourse to the Company in the event of default by the end-user, the Company recognizes revenue at the point of shipment or point of delivery, depending on the shipping terms and when all the other revenue recognition criteria have been met. In arrangements where the leasing companies have substantive recourse to the Company in the event of default by the end-user, the Company recognizes both the product revenue and the related cost of the product as the payments are made to the leasing company by the end-user, generally ratably over the lease term.

Foreign Currency Translation

The assets and liabilities of foreign subsidiaries, where the local currency is the functional currency, are translated from their respective functional currencies into U.S. dollars at the rates in effect at the balance sheet date, with resulting foreign currency translation adjustments recorded as other comprehensive income in the accompanying consolidated statements of changes in stockholders' equity (deficit) and comprehensive income. Revenue and expense amounts are translated at average rates during the period.

Gains and losses realized from transactions, including inter-company balances not considered as a permanent investment, and denominated in currencies other than an entity's functional currency are included in other income (expense), net in the accompanying consolidated statements of operations.

Concentrations of Credit Risk

Cash is placed on deposit in major financial institutions in the United States and other countries. Such deposits may be in excess of insured limits. Management believes that the financial institutions that hold the Company's cash are financially sound and, accordingly, minimal credit risk exists with respect to these balances.

The Company invests cash not required for use in operations in high credit quality securities based on its investment policy. The investment policy has limits based on credit quality, investment concentration, investment type and maturity that the Company believes will result in reduced risk of loss of capital. Investments are of a short-term nature and include investments in money market funds and auction rate and corporate debt securities. The Company has reflected the duration of auction rate securities based on their reset feature. Rates on these securities typically reset every 7, 28 or 35 days. The auction rate securities generally have a final maturity extending 15 to 30 years or more.

The Company has not experienced any investment losses due to institutional failure or bankruptcy.

The Company's accounts receivable are derived from sales to a large number of direct customers, resellers and distributors in the Americas, Europe and the Asia Pacific region. The Company performs ongoing evaluations of its customers' financial condition and limits the amount of credit extended when deemed necessary, but generally requires no collateral.

An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection using specific identification of doubtful accounts and an aging of receivables analysis based on invoice due dates. Actual collection losses may differ from management's estimates, and such differences could be material to the consolidated financial position, results of operations and cash flows. Uncollectible receivables are written off against the allowance for doubtful accounts when all efforts to collect them have been exhausted and recoveries are recognized when they are received. Generally, accounts receivable are past due after 30 days of an invoice date unless special payment terms are provided.

For the years ended October 31, 2006, 2005 and 2004, one customer, First Data Corporation and its affiliates, accounted for 13.0%, 12% and 17%, respectively, of net revenues which is included in both North America and International segments. At both October 31, 2006 and 2005, First Data Corporation and its affiliates, accounted for 13% of accounts receivable. No other customer accounted for 10% or more of net revenues for any period presented or accounted for 10% or more of accounts receivable at either October 31, 2006 or 2005.

The Company is exposed to credit loss in the event of nonperformance by counterparties on the foreign currency forward contracts used to mitigate the effect of exchange rate changes and interest rate caps used to mitigate the effect of interest rate changes. These counterparties are large international financial institutions and to date, no such counterparty has failed to meet its financial obligations to the Company. The Company does not anticipate nonperformance by these counterparties.

Besides those noted above, the Company had no other off-balance-sheet concentrations of credit risk, such as option contracts or other derivative arrangements as of October 31, 2006 and 2005.

Contract Manufacturing

The Company outsources the manufacturing of its products to contract manufacturers with facilities in China, Singapore and Brazil. The Company also utilizes third-party service providers in the United States, Canada, United Kingdom, Poland, France, Italy, Spain and Mexico for its equipment repair service.

Fair Value of Financial Instruments

Financial instruments consist principally of cash and cash equivalents, marketable securities, accounts receivable, accounts payable, long-term debt, foreign currency forward contracts and interest rate caps. Foreign currency forward contracts and interest rate caps are recorded at fair value. The estimated fair value of cash, accounts receivable and accounts payable approximates their carrying value due to the short period of time to their maturities. The estimated value of long-term debt approximates its carrying value since the rate of interest on the long-term debt adjusts to market rates on a quarterly basis. The fair value of cash equivalents, marketable securities, foreign currency forward contracts and interest rate caps are based on quotes from brokers using market prices for those or similar instruments.

Derivative Financial Instruments

The Company uses foreign currency forward contracts to hedge certain existing and anticipated foreign currency denominated transactions. The terms of foreign currency forward contracts used are generally consistent with the timing of the foreign currency transactions. Under its foreign currency risk management strategy, the Company utilizes derivative instruments to protect its interests from unanticipated fluctuations in earnings and cash flows caused by volatility in currency exchange rates. This financial exposure is monitored and managed by the Company as an integral part of its overall risk management program which focuses on the unpredictability of financial markets and seeks to reduce the potentially adverse effects that the volatility of these markets may have on its operating results. The Company also enters into interest rate caps in managing its interest rate risk on its variable rate secured credit facility.

The Company records derivatives, namely foreign currency forward contracts and interest rate caps, on the balance sheet at fair value. Changes in the fair value of derivatives which do not qualify or are not effective as hedges are recognized currently in earnings. The Company does not use derivative financial instruments for speculative or trading purposes, nor does it hold or issue leveraged derivative financial instruments.

The Company formally documents relationships between hedging instruments and associated hedged items. This documentation includes: identification of the specific foreign currency asset, liability or forecasted transaction being hedged; the nature of the risk being hedged; the hedge objective; and, the method of assessing hedge effectiveness. Hedge effectiveness is formally assessed, both at hedge inception and on an ongoing basis, to determine whether the derivatives used in hedging transactions are highly effective in offsetting changes in foreign currency denominated assets, liabilities and anticipated cash flow or hedged items. When an anticipated transaction is no longer likely to occur, the corresponding derivative instrument is ineffective as a hedge, and changes in fair value of the instrument are recognized in net income.

The Company's international sales are primarily denominated in U.S. dollars. For foreign currency denominated sales, however, the volatility of the foreign currency markets represents risk to the Company's margins. The Company defines its exposure as the risk of changes in the functional-currency-equivalent cash flows (generally U.S. dollars) attributable to changes in the related foreign currency exchange rates. From time to time the Company enters into certain foreign currency forward contracts with terms designed to substantially match those of the underlying exposure. The Company does not qualify these foreign currency forward contracts as hedging instruments and, as such, records the changes in the fair value of these derivatives immediately in other income (expense), net in the accompanying consolidated statements of operations. As of October 31, 2006 and 2005, the Company did not have any outstanding foreign currency forward contracts. On November 1, 2006 the Company entered into foreign currency forward contracts to sell Australian dollars, Mexican pesos, British pounds and Euros with notional amounts of $3.4 million, $5.6 million, $2.9 million and $2.6 million, respectively. The Company's foreign currency forward contracts have typically had original maturities of 35 days or less. The gains or losses on foreign currency forward contracts are recorded in other income (expense), net in the accompanying consolidated statements of operations.

The Company is exposed to interest rate risk related to its debt, which bears interest based upon the three-month LIBOR rate. On June 30, 2004, the Company entered into a secured credit facility (the "Credit Facility") with a syndicate of financial institutions, led by Banc of America Securities and Credit Suisse (formerly Credit Suisse First Boston). The Credit Facility consisted of a Revolver permitting borrowings of up to $30 million, a Term B Loan of $190 million and a Second Lien Loan of $72 million. Under the Credit Facility, the Company was required to fix the interest rate through swaps, rate caps, collars and similar agreements with respect to at least 30% of the outstanding principal amount of all loans and other indebtedness that have floating interest rates. This interest rate protection requirement expired on June 30, 2006. In July 2004, the Company purchased a two-year interest rate cap for $285,000 with a notional amount of $50 million under which the Company received interest payments if the three-month LIBOR rate exceeded 4%. In March 2005, the Company purchased a one-year interest rate cap for $29,000 with an effective date of July 2005 and a notional amount of $30 million, under which the Company received payments to the extent the three-month LIBOR rate exceeded 5%. As of October 31, 2006, the two interest rate caps that the Company purchased in July 2004 and March 2005 have expired.

For the year ended October 31, 2006, the Company received interest of $269,000 from the two expired interest rate caps, as a result of the three-month LIBOR rate on its Term B Loan exceeding 4% and 5%, which is recorded as an offset of interest expense in the statements of operations. For the year ended October 31, 2005, the Company did not receive any interest payment, as three-month LIBOR during that period remained under 4%.

In May 2006, the Company purchased a new two-year interest rate cap for $88,000 with an initial notional amount of $100 million declining to $75 million after one year with an effective date of November 2006 under which the Company will receive interest payments if the three-month LIBOR rate exceeds 6.5%. This interest rate cap was purchased to fix the interest rate related to the existing secured credit facility, or any refinancing thereof which is explained in Note 6. The fair value of the interest rate cap as of October 31, 2006 was $13,000 which was recorded in prepaid expenses and other current assets in the consolidated balance sheets, with the related $75,000 unrealized loss recorded as a component of accumulated other comprehensive income, net of a $29,000 tax benefit.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash, money market funds and other highly liquid investments with maturities of three months or less when purchased.

Marketable Securities

The Company classified its marketable securities as available-for-sale in accordance with SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities.* Available-for-sale securities are carried at fair value, with unrealized holding gains and losses reported in accumulated other comprehensive income, which is a separate component of stockholders' equity (deficit), net of tax, in the accompanying consolidated balance sheets. The amortization of premiums and discounts on the investments and realized gains and losses, determined by specific identification based on the trade date of the transactions, are recorded in other expense, net in the accompanying consolidated statements of operations.

Equity Earnings (Loss) in Affiliate

The Company made a minority investment in VeriFone Transportation Systems ("VTS") in October 2005. The investment in VTS is accounted for under the equity method and included in the other assets in the accompanying consolidated balance sheets. The earnings (loss) relating to this investment is insignificant and included in the other expense, net in the accompanying consolidated statements of operations.

Debt Issuance Costs

Debt issuance costs are stated at cost, net of accumulated amortization. Amortization expense is calculated using the effective interest method and recorded in interest expense in the accompanying consolidated statements of operations.

Inventories

Inventories are stated at the lower of standard cost or market. Standard costs approximate the first-in, first-out ("FIFO") method. The Company regularly monitors inventory quantities on hand and records write-downs for excess and obsolete inventories based primarily on the Company's estimated forecast of product demand and production requirements. Such write-downs establish a new cost-basis of accounting for the related inventory. Actual inventory losses may differ from management's estimates.

Shipping and Handling Costs

Shipping and handling costs are expensed as incurred and are included in cost of net revenues in the accompanying consolidated statements of operations. In those instances where the Company bills shipping and handling costs to customers, the amounts billed are classified as revenue.

Warranty Costs

The Company accrues for estimated warranty obligations when revenue is recognized based on an estimate of future warranty costs for delivered products. Such estimates are based on historical experience and expectations of future costs. The Company periodically evaluates and adjusts the accrued warranty costs to the extent actual warranty costs vary from the original estimates. The Company's warranty period typically extends from 13 months to five years from the date of shipment. Costs associated with maintenance contracts, including extended warranty contracts, are expensed when they are incurred. Actual warranty costs may differ from management's estimates.

Research and Development Costs

Research and development costs are expensed as incurred. Costs eligible for capitalization under SFAS No. 86, *Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed*, were $2.0 million, $0.9 million and $2.6 million for the years ended October 31, 2006, 2005 and 2004, respectively. Capitalized software development costs of $7.5 million and $5.5 million at October 31, 2006 and 2005, respectively, are being amortized on a straight-line basis over the estimated life of the product to which the costs relate, ranging from three to five years. These costs, net of accumulated amortization of $3.2 million and $2.0 million as of October 31, 2006 and 2005, respectively, are recorded in other assets in the accompanying consolidated balance sheets.

Advertising Costs

Advertising costs are expensed as incurred and totaled approximately $327,000, $211,000 and $161,000 for the years ended October 31, 2006, 2005 and 2004, respectively.

Income Taxes

Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts using enacted tax rates in effect for the year the differences are expected to reverse. The Company records a valuation allowance to reduce deferred tax assets to the amount that is expected to be realized on a more likely than not basis.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes certain changes in equity that are excluded from results of operations. Specifically, foreign currency translation adjustments, changes in the fair value of derivatives designated as hedges and unrealized gains and losses on available-for-sale marketable securities are included in accumulated other comprehensive income in the accompanying consolidated statements of changes in stockholders' equity (deficit) and comprehensive income.

Equipment and Improvements

Equipment and improvements are stated at cost, net of accumulated depreciation and amortization. Equipment and improvements are depreciated on a straight-line basis over the estimated useful lives of the assets, generally two to ten years. The cost of equipment under capital leases is recorded at the lower of the present value of the minimum lease payments or the fair value of the assets and is amortized on a straight-line basis over the shorter of the term of the related lease or the estimated useful life of the asset. Amortization of assets under capital leases is included with depreciation expense.

Goodwill and Purchased Intangible Assets

Goodwill and other purchased intangible assets have been recorded as a result of the Company's acquisitions. Goodwill is not amortized for accounting purposes but is amortizable for tax purposes over 15 years. Purchased intangible assets are amortized over their estimated useful lives, generally one and one-half to five years.

The Company is required to perform an annual impairment test of goodwill. Should certain events or indicators of impairment occur between annual impairment tests, the Company performs the impairment test of goodwill at that date. In the first step of the analysis, the Company's assets and liabilities, including existing goodwill and other intangible assets, are assigned to these identified reporting units to determine their carrying value. Based on how the business is managed, the Company has five reporting units. Goodwill was allocated to the reporting units based on their relative contributions to the Company's operating results. If the carrying value of a reporting unit is in excess of its fair value, an impairment may exist, and the Company must perform the second step of comparing the implied fair value of the goodwill to its carrying value to determine the impairment charge, if any.

The fair value of the reporting units is determined using the income approach. The income approach focuses on the income-producing capability of an asset, measuring the current value of the asset by calculating the present value of its future economic benefits such as cash earnings, cost savings, tax deductions and proceeds from disposition. Value indications are developed by discounting expected cash flows to their present value at a rate of return that incorporates the risk-free rate for the use of funds, the expected rate of inflation and risks associated with the particular investment. Through October 31, 2006, no impairment charge has been recorded.

Accounting for Impairment of Long-Lived Assets

The Company periodically evaluates whether changes have occurred that would require revision of the remaining useful life of equipment and improvements and purchased intangible assets or render them not recoverable. If such circumstances arise, the Company uses an estimate of the undiscounted value of expected future operating cash flows to determine whether the long-lived assets are impaired. If the aggregate undiscounted cash flows are less than the carrying amount of the assets, the resulting impairment charge to be recorded is calculated based on the excess of the carrying value of the assets over the fair value of such assets, with the fair value determined based on an estimate of discounted future cash flows. For the year ended October 31, 2006, no impairment charges have been recorded.

Stock-Based Compensation

Prior to May 1, 2005, the Company accounted for stock-based employee compensation plans under the intrinsic value recognition and measurement provisions of Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees* and related Interpretations as permitted by Statement of Financial Accounting Standard ("SFAS") No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123"). The intrinsic value of stock-based compensation expense recorded by the Company was $52,000 and $400,000 for the years ended October 31, 2005 and 2004.

Effective May 1, 2005, the Company adopted the fair value recognition and measurement provisions of SFAS No. 123(R), *Share-Based Payment* ("SFAS 123(R)"). SFAS 123(R) is applicable for stock-based awards exchanged for employee services and in certain circumstances for nonemployee directors. Pursuant to SFAS 123(R), stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the requisite service period. The Company elected to adopt the modified-prospective-transition method, as provided by SFAS 123(R). Accordingly, prior period amounts have not been restated. Under this transitional method, the Company is required to record compensation expense for all awards granted after the date of adoption using grant-date fair value estimated in accordance with the provisions of SFAS 123(R) and for the unvested portion of previously granted awards as of May 1, 2005 using the grant-date fair value estimated in accordance with the provisions of SFAS 123.

Prior to the adoption of SFAS 123(R), the Company presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in the accompanying consolidated statements of cash flows. SFAS 123(R) requires the cash flows resulting from the tax benefits due to tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) to be classified as financing cash flows.

Pro forma information regarding net income and net income per share has been determined as if the Company had applied the fair value recognition provisions of SFAS 123 to options granted under the Company's stock option plans in all periods presented prior to the Company's adopting SFAS 123(R) on May 1, 2005. The fair value of each stock option and stock purchase right was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Years Ended October 31	
	2005	2004
Expected term of the options	4 years	2 years
Risk-free interest rate	4.3%	3.3%
Expected stock price volatility	58%	80%

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods using the straight-line method. The Company's pro forma information is as follows (in thousands, except per share data):

	Years Ended October 31	
	2005	2004
Net income attributable to common stockholders — as reported:	$33,239	$ 647
Plus: stock-based employee compensation expense included in reported net income attributable to common stockholders	1,687	400
Less: total stock-based employee compensation expense determined under fair value based method for all awards	(1,935)	(763)
Plus: tax benefit effect of the compensation difference	97	142
Net income attributable to common stockholders — pro forma:	$33,088	$ 426
Basic net income per common share — as reported	$ 0.57	$0.01
Basic net income per common share — pro forma	$ 0.57	$0.01
Diluted net income per common share — as reported	$ 0.54	$0.01
Diluted net income per common share — pro forma	$ 0.54	$0.01

Reclassifications

Certain prior year figures have been reclassified to conform to the October 31, 2006 presentation.

Net Income Per Share

Basic net income per common share is computed by dividing income attributable to common stockholders by the weighted average number of common shares outstanding for the period less the weighted average number of shares subject to a purchase. Diluted net income per common share data is computed using the weighted average number of common shares outstanding plus the effect of common stock equivalents, unless the common stock equivalents are antidilutive.

Segment Reporting

The Company maintains two reportable segments, North America, consisting of the United States and Canada, and International, consisting of all other countries in which the Company makes sales outside of the United States and Canada.

Recent Accounting Pronouncements

In May 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3* ("SFAS 154"). SFAS 154 requires retrospective application to prior periods' financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The implementation of SFAS 154 is not expected to have a material impact on the Company's consolidated resulting operations, financial position or cash flows.

In November 2005, FASB issued FASB Staff Position ("FSP") FAS 115-1 and FAS 124-1, *"The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments"* ("FSP 115-1"), which provides guidance on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other-than-temporary, and on measuring such impairment loss. FSP 115-1 also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 is effective for reporting periods beginning after December 15, 2005. The Company's adoption of FSP 115-1 in the second quarter of fiscal 2006 did not have a material impact on the Company's consolidated results of operations, financial position or cash flows.

In February 2006, FASB issued SFAS No. 155, *"Accounting for Certain Hybrid Financial Instruments"*— an amendment of FASB Statements No. 133 and 140 ("SFAS 155"). SFAS 155 permits fair value measurement for any hybrid financial instrument that contains an embedded derivative, clarifies which interest-only strips and principal-only strips are not subject to the requirement of SFAS 133, establishes a requirement to evaluate interests in securitized financial assets, clarifies the concentrations of credit risk, and eliminates the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument. SFAS 155 improves financial reporting by eliminating the exemption from applying SFAS 133 to interest in securitized financial assets and allowing to elect fair value measurement at acquisition, at issuance, or when a previously recognized financial instrument is subject to a measurement. SFAS 155 is effective for all financial instruments acquired or issued in fiscal years beginning after September 15, 2006. The implementation of SFAS 155 is not expected to have a material impact on the Company's consolidated results of operations, financial position or cash flows.

In July 2006, FASB issued FASB Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes"* — an interpretation of FASB Statement No. 109 ("FIN 48"), which clarifies the accounting for uncertainty in income taxes recognized in accordance with SFAS 109, *"Accounting for Income Taxes"*. IN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position. FIN 48 indicates that an enterprise shall initially recognize the financial statement effects of a tax position when it is more likely than not of being sustained on examination, based on the technical merits of the position. In addition, FIN 48 indicates that the measurement of a tax position that meets the more likely than not threshold shall consider the amounts and probabilities of the outcomes that could be realized upon ultimate settlement. This interpretation is effective for fiscal years beginning after December 15, 2006. The Company is in the process of evaluating the impact of adopting FIN 48 on the Company's consolidated results of operations, financial position or cash flows.

In September 2006, FASB issued SFAS No. 157, *"Fair Value Measurements"* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is in the process of evaluating the impact of adopting SFAS 157 on the Company's consolidated results of operations, financial position or cash flows.

In September 2006, the SEC issued Staff Accounting Bulletin (SAB) No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of determining whether the current year's financial statements are materially misstated. SAB 108 is effective for fiscal years ending after November 15, 2006. The implementation of SAB 108 is not expected to have a material impact on the Company's consolidated results of operations, financial position or cash flows.

3. Acquisitions

On March 1, 2005, the Company acquired the assets of the GO Software business from Return on Investment Corporation for approximately $13.4 million in consideration, consisting of cash and transaction costs. The Company paid $13.0 million in cash and could have paid up to $2.0 million in contingent consideration, based on the future business performance of GO Software through June 2006. No contingent payments were required. GO

Software provides PC-based point of sale payment processing software to more than 150,000 businesses. The Company acquired the assets of GO Software to broaden the Company's presence at the point of sale beyond its core solutions. The Company's consolidated financial statements include the operating results of the business acquired from the date of acquisition. Pro forma results of operations have not been presented because the effect of the acquisition was not material. This transaction was accounted for under the purchase method of accounting.

The total purchase price of $13.4 million was allocated to our North America segment as follows: $4.7 million to goodwill (amortizable and deductible for income tax purposes), $8.6 million to intangible assets comprised of developed technology of $4.5 million and customer relationships of $4.1 million and $0.1 million to net tangible assets acquired. With respect to the GO Software acquisition, the weighted average amortization period for developed technology and customer relationships was 2.5 years. The Company accrued in the purchase price allocation $313,000 of restructuring costs related to the integration of GO Software's Savannah helpdesk facility with the Company's helpdesk facility in Clearwater, Florida.

On September 1, 2006, the Company acquired PayWare, the payment systems business of Trintech Group PLC for approximately $10.9 million, comprised of $9.9 million in cash consideration and $1.0 million transaction costs. The transaction did not have any contingent payment. The Company acquired PayWare to broaden the Company's EMEA presence at the point of sale beyond its core solutions. The Company's consolidated financial statements include the operating results of the business acquired from the date of acquisition. Pro forma results of operations have not been presented because the effect of the acquisition was not material. This transaction was accounted for under the purchase method of accounting.

The total purchase price of $10.9 million was allocated as follows: $6.4 million to goodwill (not deductible for income tax purposes), $8.0 million to intangible assets comprised of developed technology of $3.0 million, backlog of $1.4 million, customer relationships of $3.6 million, $2.9 million to restructuring costs and $0.6 million to net tangible liabilities acquired. The estimated useful economic lives of the identifiable intangible assets acquired are 3 to 5 years for the developed technology, one year for backlog, and 4 to 5 years for the customer relationship. The weighted average amortization period for developed technology and customer relationships was 3.7 years.

4. Marketable Securities

As of October 31, 2006, the Company did not have any marketable securities.

Marketable securities as of October 31, 2005 consist of the following (in thousands):

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. corporate securities	$ 4,771	$—	$ (2)	$ 4,769
Auction rate securities	12,000	—	—	12,000
	$16,771	$—	$ (2)	$16,769

As of October 31, 2005, the decline in value of the Company's marketable securities is primarily related to changes in interest rates and is considered to be temporary in nature. For the purposes of determining gross realized gains and losses, the cost of securities is based upon specific identification. In the table above, the Company has reflected the duration of auction rate securities (ARS) based on their reset feature. Rates on these securities typically reset every 7, 28 or 35 days. The underlying security in these investments has a final maturity extending 15-30 years or more.

5. Balance Sheet and Statement of Operations Details

Allowance for Doubtful Accounts

Activity related to allowance for doubtful accounts consisted of the following (in thousands):

	Balance at Beginning of Year	Charged to Costs and Expenses	Deduction-Write-offs	Balance of End of Year
		(In thousands)		
Allowance for Doubtful Accounts				
Year ended October 31, 2006	$1,571	$ 1,623	$(830)	$2,364
Year ended October 31, 2005	2,868	(675)	(622)	1,571
Year ended October 31, 2004	4,268	(1,442)	42	2,868

Inventories

Inventories consisted of the following (in thousands):

	October 31	
	2006	2005
Raw materials	$ 4,095	$ 2,745
Work-in-process	808	1,133
Finished goods	81,728	29,623
	$86,631	$33,501

Equipment and Improvements

Equipment and improvements consisted of the following (in thousands):

	October 31	
	2006	2005
Computer hardware and software	$ 7,049	$ 3,525
Office equipment, furniture and fixtures	3,972	1,407
Machinery and equipment	5,602	3,086
Leasehold improvement	3,897	3,257
Construction in progress	966	1,481
	21,486	12,756
Accumulated depreciation and amortization	(14,186)	(6,883)
	$ 7,300	$ 5,873

At October 31, 2006 and 2005, equipment amounting to $1.3 million was capitalized under capital leases. Related accumulated amortization at October 31, 2006 and 2005 amounted to $1.2 million and $1.1 million, respectively.

Purchased Intangible Assets

Purchased intangible assets subject to amortization consisted of the following (in thousands):

	Gross Carrying Amount			Accumulated Amortization			Net	
	October 31, 2005	Additions	October 31, 2006	October 31, 2005	Additions	October 31, 2006	October 31, 2006	October 31, 2005
Developed technology	$30,804	$4,360	$35,164	$(25,879)	$ (2,737)	$(28,616)	$ 6,548	$ 4,925
Core technology	14,442	—	14,442	(9,629)	(2,888)	(12,517)	1,925	4,813
Trade name	22,225	—	22,225	(16,402)	(3,540)	(19,942)	2,283	5,823
Customer relationships	15,714	3,600	19,314	(12,363)	(1,163)	(13,526)	5,788	3,351
	$83,185	$7,960	$91,145	$(64,273)	$(10,328)	$(74,601)	$16,544	$18,912

Amortization of purchased intangibles was allocated as follows (in thousands):

	Years Ended October 31		
	2006	2005	2004
Included in cost of net revenues	$ 5,625	$ 6,935	$ 9,745
Included in operating expenses	4,703	4,967	10,200
	$10,328	$11,902	$19,945

Estimated amortization expense as of October 31 is as follows (in thousands):

	Cost of Revenues	Operating Expenses	Total
2007	5,387	3,988	9,375
2008	1,691	1,989	3,680
2009	1,073	1,112	2,185
2010	300	580	880
Thereafter	27	397	424
	$8,478	$8,066	$16,544

Goodwill

Activity related to goodwill consisted of the following (in thousands):

	Years Ended October 31	
	2006	2005
Balance, beginning of year	$47,260	$ 53,224
Additions related to acquisitions	6,352	4,705
Resolution of tax contingencies and adjustments to tax reserves and valuation allowances established in purchase accounting	(923)	(10,669)
Balance, end of year	$52,689	$ 47,260

During fiscal 2006, the Company recorded additional goodwill related to the asset acquisition of PayWare, the payment system business of Trintech of $6.4 million and during fiscal 2005, the Company recorded additional goodwill related to the asset acquisition of GO Software of $4.7 million.

Warranty

Activity related to warranty consisted of the following (in thousands):

	Years Ended October 31	
	2006	2005
Balance, beginning of year	$ 5,243	$ 3,795
Warranty charged to cost of net revenues	3,311	4,503
Utilization of warranty	(3,815)	(4,378)
Changes in estimates	693	1,323
Balance, end of year	5,432	5,243
Less current portion	(4,902)	(4,371)
Long term portion	$ 530	$ 872

Deferred revenue, Net

Deferred revenue, net of cost consisted of the following (in thousands):

	Years Ended October 31	
	2006	2005
Deferred revenue	$34,309	$24,377
Less long term portion	(7,371)	(6,835)
	26,938	17,542
Deferred cost of revenue	(3,371)	(2,019)
Current portion, net	$23,567	$15,523

Restricted cash

As of October 31, 2006, the Company had $631,000 in restricted cash of which $380, 000 was related to an escrow account, $46,000 was related to an office facility and $205,000 was related to the Company's credit facility, all of which are recorded in other assets.

Other Expense, Net

Other expense, net consisted of the following (in thousands):

	Years Ended October 31		
	2006	2005	2004
Loss on debt extinguishment and debt repricing fee	$(6,359)	$(5,630)	$ (9,810)
Foreign currency transaction gains, net	397	428	252
Foreign currency contract losses, net	(866)	(1,227)	(2,425)
Other, net	434	(244)	114
	$(6,394)	$(6,673)	$(11,869)

Accumulated Other Comprehensive Income

Accumulated other comprehensive income consisted of the following (in thousands):

	October 31	
	2006	2005
Foreign currency translation adjustments, net of tax of $1,068 and $834	$1,003	$759
Unrecognized loss on interest rate hedges, net of tax of $29 and $11	(46)	(17)
Unrealized gain (loss) on marketable securities, net of tax of $1	1	(2)
Accumulated other comprehensive income	$ 958	$740

Income tax expense allocated to the components of accumulated other comprehensive income consisted of the following (in thousands):

	Years Ended October 31		
	2006	2005	2004
Foreign currency translation adjustments	$234	$299	$160
Unrealized gains (losses) on interest rate hedges	18	85	(96)
	$252	$384	$ 64

6. Financing

The Company's financings consisted of the following (in thousands):

	October 31	
	2006	2005
Secured credit facility		
Revolver	$ —	$ —
Term B loan	192,780	182,553
Capital leases	109	253
	192,889	182,806
Less current portion	(1,985)	(1,994)
Long term portion	$190,904	$180,812

Secured Credit Facility

On June 30, 2004, the Company entered into a secured credit facility (the "Old Credit Facility") with a syndicate of financial institutions, led by Banc of America Securities and Credit Suisse First Boston. The Old Credit Facility consists of a Revolver permitting borrowings up to $30 million, a Term B Loan of $190 million and a Second Lien Loan of $72 million. The Old Credit Facility is guaranteed by the Company and its subsidiaries and is secured by collateral including substantially all of the Company's assets and stock of the Company's subsidiaries. As of October 31, 2005, the interest rate on the Term B Loan was 6.24%. For the year ended October 31, 2005 and the period from June 30, 2004 to October 31, 2004 the weighted average interest rate on the Credit Facility was 5.72% and 5.08%, respectively. The Company also paid a commitment fee on the unused portion of the Revolver under its Old Credit Facility at a rate that varies between 0.375% and 0.5% per annum depending upon its consolidated total leverage ratio.

At the Company's option, the Revolver bore interest at a range of 1.75% to 2.75% over the three-month LIBOR rate, which was 4.24% at October 31, 2005, depending upon the Company's leverage ratio as defined in the

Old Credit Facility Agreement, or 1.50% over the lender's base rate, which was 6.75% at October 31, 2005. The entire $30 million Revolver was available for borrowing to meet short-term working capital requirements at October 31, 2005. At the Company's option, borrowings on the Term B Loan bore interest at a rate of either 2.0% (2.5% prior to May 4, 2005) over the three-month LIBOR or 1.0% (1.5% prior to May 4, 2005) over the lender's base rate. Interest payments were due monthly, bi-monthly, quarterly or bi-quarterly at the Company's option. The lender's base rate was the greater of the Fed Funds rate plus 50 basis points or the Bank of America prime rate. The respective maturity dates on the components of the Old Credit Facility were June 30, 2009 and June 30, 2011 for the Revolver and Term B Loan. Payments on the Term B Loan were due in equal quarterly installments of $462,000 over the seven-year term on the last day of the second month of each quarter.

On May 4, 2005, the Company used a portion of the net proceeds that it received from its initial public offering to repay in full a Second Lien Loan and to pay a prepayment premium of $2.2 million. During the year ended October 31, 2005, the Company also prepaid $5.0 million of the principal balance on the Term B Loan. The Company recorded a loss on debt extinguishment of $5.1 million, including the $2.2 million prepayment premium and $2.9 million of unamortized debt issuance costs, in other expense, net on the condensed consolidated statements of operations for the year ended October 31, 2005.

The Company used the proceeds from the June 2004 Credit Facility to i) repay all amounts outstanding under the then existing Term and Revolving Notes Payable Facility and certain promissory notes payable to stockholders, ii) redeem all outstanding Preferred Stock and iii) pay a dividend to common stockholders. The Company recorded a loss of $9.8 million for the year ended October 31, 2004, on early extinguishment of this debt which was recorded in other expense, net in the consolidated statements of operations. Included as part of the loss on debt extinguishment were the unamortized debt discount of $7.8 million on promissory notes payable to stockholders and an early termination fee of $1.2 million paid to the holders on such notes.

On October 31, 2006, the Company entered into a Credit Agreement ("the New Credit Facility") with a syndicate of financial institutions, led by JPMorgan Chase Bank, N.A. and Lehman Commercial Paper Inc. The New Credit Facility provided by the Credit Agreement consists of a Term B Loan facility of $500 million and a revolving loan permitting borrowings of up to $40 million. The proceeds from the Term B loan were used to repay all outstanding amounts relating to the Old Credit Facility, pay certain transaction costs and partially fund the cash consideration in connection with the acquisition of Lipman on November 1, 2006. As of October 31, 2006, the Company had drawn $192.9 million of the Term B Loan and the remainder on November 1, 2006. The Company recorded an expense of $6.4 million for the year ended October 31, 2006, on early extinguishment of the Old Credit Facility which was recorded in other expense, net in the consolidated statements of operations.

The New Credit Facility is guaranteed by the Company and certain of its subsidiaries and is secured by collateral including substantially all of the Company's assets and stock of the Company's subsidiaries. As of October 31, 2006, the interest rates were 7.12% on the Term B Loan and 6.87% on the revolving loan. The Company pays a commitment fee on the unused portion of the revolving loan under its New Credit Facility at a rate that varies between 0.375% and 0.30% per annum depending upon its consolidated total leverage ratio. As of October 31, 2006, the Company was paying a commitment fee at a rate of 0.375% per annum. The Company pays a letter of credit fee on the unused portion of any letter of credit issued under the New Credit Facility at a rate that varies between 1.50% and 1.25% per annum depending upon its consolidated total leverage ratio. As of October 31, 2006, the Company was subject to a letter of credit fee at a rate of 1.50% per annum.

At the Company's option, the revolving loan bears interest at a rate of 1.50% over the three-month LIBOR, which was 5.37% as of October 31, 2006, or 0.50% over the lender's base rate, which was 8.25% as of October 31, 2006. As of October 31, 2006, the entire $40 million revolving loan was available for borrowing to meet short-term working capital requirements. At the Company's option, the Term B Loan bears interest at a rate of 1.75% over the three-month LIBOR or 0.75% over the base rate.

Interest payments are generally paid monthly but can be based on one, two, three or six month periods. The lender's base rate is the greater of the Fed Funds rate plus 50 basis points or the JPMorgan prime rate. The respective maturity dates on the components of the New Credit Facility are October 31, 2014 for the revolving loan and October 31, 2015 for the Term B Loan. Payments on the Term B Loan are due in equal quarterly installments of $1.2 million over the seven-year term on the last business day of each calendar quarter.

The terms of the New Credit Facility require the Company to comply with financial covenants, including maintaining leverage and fixed charge coverage ratios, obtaining protection against fluctuation in interest rates, and limits on capital expenditure levels at the end of each fiscal quarter. By January 31, 2007, the Company will be required to maintain a total leverage ratio of not greater than 4.00 to 1.0 and a fixed charge coverage ratio of at least 2.0 to 1.0. Total leverage ratio is equal to total debt less cash as of the end of a reporting fiscal quarter divided by the consolidated EBITDA for the most recent four consecutive fiscal quarters. Some of the financial covenants become more restrictive over the term of the New Credit Facility. Noncompliance with any of the financial covenants without cure or waiver would constitute an event of default under the New Credit Facility. An event of default resulting from a breach of a financial covenant may result, at the option of lenders holding a majority of the loans, in an acceleration of repayment of the principal and interest outstanding and a termination of the revolving loan. The New Credit Facility also contains non-financial covenants that restrict some of the Company's activities, including its ability to dispose of assets, incur additional debt, pay dividends, create liens, make investments, make capital expenditures and engage in specified transactions with affiliates. The terms of the New Credit Facility permit prepayments of principal and require prepayments of principal upon the occurrence of certain events including among others, the receipt of proceeds from the sale of assets, the receipt of excess cash flow as defined, and the receipt of proceeds of certain debt issues. The New Credit Facility also contains customary events of default, including defaults based on events of bankruptcy and insolvency, nonpayment of principal, interest or fees when due, subject to specified grace periods, breach of specified covenants change in control and material inaccuracy of representations and warranties. The Company was in compliance with its financial and non-financial covenants as of October 31, 2006.

The Company was in compliance with the New Credit Facility's nonfinancial covenants as of October 31, 2006. The New Credit Facility's financial covenants are not measured until financial results are available for the three months ended January 31, 2007.

Capital Leases

The Company leases certain equipment under capital leases. Payments due under capital leases as of October 31, 2006, are as follows (in thousands):

Twelve months ending October 31:	
2007	$ 60
2008	39
2009	16
2010	—
Total minimum lease payments	115
Amount representing interest	(6)
Preasent value of minimum lease payments	109
Less current portion	57
Long-term portion	$ 52

Principal Payments

Principal payments due for financings, including capital leases, over the next five years and thereafter are as follows (in thousands):

Twelve months ending October 31:	
2007	$ 1,988
2008	1,967
2009	1,944
2010	1,928
2011	1,928
Thereafter	183,140
	192,895
Amount representing interest on capital leases	(6)
	192,889

The table above does not include the additional borrowing on November 1, 2006 under the New Credit Facility to fund the portion of the cash consideration in the acquisition of Lipman (See Note 15).

7. Income Taxes

Income before income taxes consisted of the following (in thousands):

	Years Ended October 31		
	2006	2005	2004
US	$74,267	$40,625	$ 3,372
Foreign	17,403	6,104	7,205
	$91,670	$46,729	$10,577

The provision (benefit) for income taxes consisted of the following (in thousands):

	Years Ended October 31		
	2006	2005	2004
Current:			
Federal	$28,618	$ 19,717	$ 9,453
State	5,257	3,754	1,836
Foreign	4,179	2,984	2,599
	$38,054	$ 26,455	$13,888
Deferred:			
Federal	$ (4,744)	$(11,215)	$ (8,291)
State	(476)	(1,640)	(1,185)
Foreign	(675)	(110)	559
	$ (5,895)	$(12,965)	$ (8,917)
	$32,159	$ 13,490	$ 4,971

A reconciliation of taxes computed at the federal statutory income tax rate to the provision for income taxes is as follows (in thousands):

	Years Ended October 31		
	2006	2005	2004
Provision computed at the federal statutory rate	$32,084	$16,355	$3,702
State income tax, net of federal tax benefit	3,108	1,374	423
Foreign income taxes	(2,023)	802	(234)
Valuation allowance	(2,304)	(4,836)	1,239
Other	1,294	(205)	(159)
	$32,159	$13,490	$4,971

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's deferred tax assets and liabilities were as follows (in thousands):

	Years Ended October 31	
	2006	2005
Deferred tax assets:		
Inventories	$ 4,457	$ 4,224
Net operating loss carryforwards	13,576	7,076
Accrued expenses and reserves	7,809	7,206
Deferred revenue	9,378	7,874
Depreciation	1,400	1,371
Acquisition related items	23,887	23,331
Foreign currency	603	30
Other assets	2,542	550
Valuation allowance	(25,248)	(20,667)
Total deferred tax assets	38,404	30,995
Deferred tax liabilities:		
Acquisition related items	(2,150)	—
Inventories	(88)	(137)
Foreign currency	(1,021)	(908)
Unremitted earnings of foreign subsidiaries	(96)	(96)
Other	(941)	(819)
Total deferred tax liabilities	(4,296)	(1,960)
Net deferred tax assets	$ 34,108	$ 29,035

At October 31, 2006, the Company had recorded net deferred tax assets of $34.1 million. The realization of the deferred tax assets is primarily dependent on the Company generating sufficient U.S. and certain foreign taxable income in fiscal years 2007, 2008 and 2009 as forecasted by management. Although realization is not assured, the Company's management believes that it is more likely than not that these deferred tax assets will be realized. The amount of deferred tax assets considered realizable, however, may increase or decrease when the Company reevaluates the underlying basis for its estimates of future taxable income.

At October 31, 2006 and 2005, the Company had recorded a valuation allowance for deferred tax assets of $25.2 million and $20.7 million, respectively. Approximately $8.4 million of deferred tax assets subject to the valuation allowance are attributable to acquisition-related items that, when realized, may reduce goodwill. During the years ended October 31, 2006 and 2005, goodwill was reduced by approximately $0.2 million and $0.5 million, respectively, as a result of a reduction in the valuation allowance for acquisition-related deferred tax assets that were realized.

The Company had aggregate net operating loss carry forwards (NOLs) in various foreign countries of approximately $75.6 million at October 31, 2006. The Company has provided a full valuation allowance on deferred tax assets recorded in connection with the foreign NOLs and other foreign timing differences in countries where management believes that it is more likely than not that such deferred tax assets will not be realized. Approximately $64.3 million of foreign NOLs may be carried forward indefinitely. The remaining balance of approximately $11.3 million of foreign NOLs is subject to limited carry forward terms of 5 to 15 years. NOLs of $5.8 million, $1.1 million and $0.6 million will expire in 2007, 2008 and 2009, respectively, if not utilized. The Company recorded tax benefits in the amount of $0.6 million for net operating losses for the year ended October 31, 2006.

The Company reduced tax liabilities by $0.8 million and $7.6 million, for the years ended October 31, 2006 and 2005 due to the resolution of certain pre-acquisition tax contingencies. The reduction in tax liabilities resulted in a reduction of goodwill by $0.7 and $6.9 million for the years ended October 31, 2006 and 2005 for tax liabilities recorded for the period prior to the Company's 2002 acquisition and a reduction in the current provision for taxes for the years ended October 31, 2006 and 2005 by $0.1 million and $0.7 million related to interest accrued on these tax liabilities after the acquisition. In addition, during the year ended October 31, 2005 the Company reduced goodwill by approximately $3.3 million, related to other adjustments to valuation allowances established in purchase accounting.

The Company's deferred tax asset valuation allowance increased by $4.6 million for the year ended October 31, 2006 and decreased by $4.9 million for the year ended October 31, 2005. The valuation allowance increased by $2.2 million for the year ended October 31, 2004.

The Company has not provided U.S. taxes on certain non-U.S. subsidiaries for which the earnings are permanently reinvested. These subsidiaries had accumulated earnings of approximately $23.4 million as of October 31, 2006. The U.S. deferred tax liability that would be recorded if these earnings were not permanently reinvested is approximately $3.7 million.

The Company has been granted pioneer status for its operations in Singapore commencing November 1, 2005. The tax rate for enterprises granted pioneer status in Singapore is 0%. The benefits of the pioneer status will expire on November 1, 2011. The tax benefit of the tax holiday for the year ended October 31, 2006 was $0.9 million or 1 cent per share.

The Company is currently subject to an audit by the IRS for its fiscal periods ending October 31, 2002 and 2003. The Company believes it has adequately accrued income taxes for these periods.

8. Stockholders' Equity (Deficit)

Common and Preferred Stock

On May 4, 2005 the Company amended its articles of incorporation to authorize 100,000,000 shares of Common Stock, par value $0.01 per share, and 10,000,000 shares of Preferred Stock, par value $0.01. The holder of each Common Stock has the right to one vote. The board of directors has the authority to issue the undesignated Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. At October 31, 2006 and October 31, 2005, there were no shares of Preferred Stock outstanding and there were 68,148,245 and 67,646,279 shares of Common Stock outstanding.

On May 4, 2005, in connection with the amendment and restatement of our Certificate of Incorporation, the Company converted all Nonvoting shares of Common Stock to Voting shares of Common Stock on a one-for-one basis, with a corresponding effective conversion of all outstanding options to purchase Nonvoting shares of Common Stock and shares reserved for issuance under the Option Plan. As a result of that modification, the Company recognized additional compensation expense of $44,000 and $35,000 for the year ended October 31, 2006 and 2005, respectively.

On May 4, 2005, the Company completed an initial public offering of 15.4 million shares of its Common Stock at a price of $10.00 per share. Of the shares sold, 8.5 million shares, with an aggregate offering price of $85.0 million, were sold by the Company and 9.2 million shares, with an aggregate offering price of $92.1 million were sold by selling stockholders, including the underwriters' over-allotment of 2.3 million shares. The Company received approximately $76.8 million in net proceeds from the offering, of which $72.0 million was used to repay the outstanding principal owed on the second lien loan and $2.2 million was used to pay a prepayment premium.

On September 23, 2005, the Company completed a follow-on public offering of 13.1 million shares of its Common Stock at a price of $20.78 per share. Of the shares sold, 2.5 million shares, with an aggregate offering price of $51.9 million, were sold by the Company and 10.6 million shares, with an aggregate offering price of $219.8 million were sold by selling stockholders. The Company received approximately $48.7 million in net proceeds from this offering.

On June 30, 2004 the Company paid a dividend to Voting and Nonvoting Common Shareholders of $1.72 per share for an aggregate dividend of $97.4 million.

Restricted Common Stock

The Company has a right to repurchase shares of Common Stock sold to the Company's Chief Executive Officer (the "CEO") at the original sale price, $0.0333 per share, in the event the CEO ceases to be employed by the Company or any of its subsidiaries. This right lapses at a rate of 20% of the original 3,910,428 shares per year. Upon the sale of the Company, any remaining unvested shares will become vested. At October 31, 2006 and 2005, respectively, 782,085 and 1,564,171 shares of Common Stock issued to the CEO remained subject to this lapsing repurchase right.

The Company has a right to repurchase shares of Common Stock sold to certain executives of the Company pursuant to the Company's 2002 Securities Purchase Plan at the lesser of the original sale price, $0.0333 per share, or the fair value on the date of separation in the event that the executive ceases to be employed by the Company or any of its subsidiaries. This right lapses at a rate of 20% of the original 1,929,145 shares per year. Upon the sale of the Company, all remaining unvested shares will become vested. At October 31, 2006 and 2005, respectively, 218,985 and 437,969 shares of Common Stock remained subject to this lapsing repurchase right.

Pursuant to APB No. 25 the Company recorded deferred stock-based compensation of $446,000 in connection with several sales of Common Stock to the executives before October 31, 2003. The deferred stock-based compensation represents the difference between the fair value of the Company's Common Stock for accounting purposes and the original sale price. The Company amortized the deferred stock-based compensation to expense on a straight-line basis over the vesting period through April 30, 2005. The Company ceased amortization of this stock-based compensation pursuant to APB No. 25 on April 30, 2005 upon adoption of SFAS 123(R). During the years ended October 31, 2006, 2005 and 2004, the Company recorded zero, $52,000 and $63,000 of stock compensation expense, which was included in general and administrative expenses in the accompanying consolidated statements of operations.

During the year ended October 31, 2004, several executives ceased to be employed by the Company and the Company repurchased 446,658 unvested shares of Common Stock for $15,000. As a result, deferred compensation of $139,000 previously recognized pursuant to APB No. 25 related to the repurchased shares was reversed. During the year ended October 31, 2004, the Company recognized $337,000 in stock based compensation pursuant to APB

No. 25 as a result of a modification to accelerate vesting on a portion of various executives' unvested shares upon departure from the Company, which was included in general and administrative expenses in the accompanying consolidated statements of operations.

A summary of the status of the Restricted Common Stock nonvested shares as of October 31, 2006 and changes during the year then ended is presented below:

	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at November 1, 2005	2,002,140	$0.06
Granted	—	—
Vested	(1,001,068)	0.06
Forfeited	—	—
Nonvested at October 31, 2006	1,001,072	0.06

Stock Option Plans

As of October 31, 2006, the Company had a total of 5,406,108 stock options outstanding with a weighted average exercise price of $17.84 per share. The number of securities that remained available for future grants was 6,333,255.

New Founders' Stock Option Plan

On April 30, 2003, the Company adopted the New Founders' Stock Option Plan (the "Option Plan") for executives and employees of the Company. A total of 1,500,000 shares of the Company's Common Stock had been reserved for issuance under the Option Plan. The Company will no longer grant options under the New Founders' Plan and retired 156,670 shares available for future grant under the New Founders' Plan on March 22, 2006 and will retire any options cancelled thereafter. Option awards were generally granted with an exercise price equal to the market price of the Company's stock at the day of grant. Those option awards generally vest over a period of five years from the date of grant and have a maximum term of ten years.

The following table summarizes option activity under the New Founders' Option Plan:

	Years Ended October 31,							
	2006				2005		2004	
	Shares Under Option	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (Thousands)	Shares Under Option	Weighted Average Exercise Price	Shares Under Option	Weighted Average Exercise Price
Balance beginning of year	1,269,045	$4.13			1,292,940	$3.06	668,420	$3.05
Granted	—	—			187,000	10	742,000	3.07
Exercised	(293,978)	3.16			(99,495)	3.05	(14,525)	3.05
Cancelled	(77,005)	6.74			(111,400)	3.08	(102,955)	3.05
Balance end of year	898,062	4.22	7.40	$22,440	1,269,045	4.13	1,292,940	3.06
Vested or expected to vest at October 31, 2006	715,755	$4.22	7.40	$17,885				
Exercisable at end of year	404,817	$3.80	7.16	$10,286	438,615	$3.09	256,045	$3.05

The options expected to vest are the result of applying the pre-vesting forfeiture rate assumptions to total outstanding options. The total intrinsic value of options exercised during the year ended October 31, 2006 and 2005 was $7.1 million and $1.4 million, respectively.

The weighted average grant date fair value of options granted during the year ended October 31, 2005 and 2004 was $6.18 and $1.42 per share, respectively.

As of October 31, 2006, pursuant to SFAS 123(R) there was $1.1 million of unrecognized compensation cost related to non-vested shared based compensation arrangements granted under the New Founders' Plan. The cost is expected to be recognized over a remaining weighted average period of 2.4 years. The total fair value of options vested during the year ended October 31, 2006 and 2005 was $546,000 and $344,000, respectively.

Directors' Stock Option Plan

In January, 2005, the Company adopted the Outside Directors' Stock Option Plan (the "Directors' Plan") for members of the Board of Directors of the Company who are not employees of the Company or representatives of major stockholders of the Company. A total of 225,000 shares of the Company's Common Stock have been reserved for issuance under the Directors' Plan. The Company will no longer grant options under Directors' Plan and retired 135,000 shares available for future grant under the Directors' Plan on March 22, 2006 and will retire any options cancelled thereafter. Option grants for members of the Board of Directors of the Company who are not employees of the Company or representatives of major stockholders of the Company will be covered under 2006 Equity Incentive Option Plan.

The Directors' Plan provided for a grant to each director, upon initial appointment to the board, options to purchase 30,000 shares of Common Stock and, each year thereafter, options to purchase an additional 7,500 shares of Common Stock. Stock options granted generally vest over a period of four years from the date of grant and have a maximum term of seven years.

The following table summarizes option activity under the Director Plan:

	Years Ended October 31,					
	2006				2005	
	Shares Under Option	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (Thousands)	Shares Under Option	Weighted Average Exercise Price
Balance beginning of year	90,000	$10.00			—	$ —
Granted	—	—			90,000	10.00
Exercised	—	—			—	—
Cancelled	—	—			—	—
Balance end of year	90,000	10.00	5.22	$1,729	90,000	10.00
Vested or expected to vest at October 31, 2006	90,000	$10.00	5.22	$1,729		
Exercisable at end of year	37,500	$10.00	5.22	$ 720	—	$ —

The options expected to vest are the result of applying the pre-vesting forfeiture rate assumptions to total outstanding options.

The weighted average fair value of options granted for the Director Plan during the year ended October 31, 2005 was $6.18.

As of October 31, 2006, pursuant to SFAS 123(R) there was $307,000 of unrecognized compensation cost related to non-vested shared-based compensation arrangements granted under the Directors' Plan. The cost is expected to be recognized over a remaining weighted average period of 2.2 years. The total fair value of options vested during the year ended October 31, 2006 and 2005 was $231,000 and zero, respectively.

2005 Equity Incentive Option Plan

On April 29, 2005, the Company adopted the 2005 Equity Incentive Option Plan (the "EIP Plan") for executives, employees of the Company and other individuals who perform services to the Company. A total of 3,100,000 shares of the Company's Common Stock have been reserved for issuance under the EIP Plan. The Company will no longer grant options under the EIP Plan and retired 890,300 shares available for future grant under the EIP Plan on March 22, 2006 and will retire any options cancelled thereafter. Option awards were generally granted with an exercise price equal to the market price of the Company's stock at the day of grant. Those options generally vest over a period of four years from the date of grant and have a maximum term of seven years.

The following table summarizes option activity under the EIP Plan:

	Years Ended October 31,					
	2006				2005	
	Shares Under Option	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (Thousands)	Shares Under Option	Weighted Average Exercise Price
Balance beginning of year	2,119,200	$11.21			—	$ —
Granted	180,000	24.81			2,221,700	11.18
Exercised	(207,988)	10.12			—	—
Cancelled	(212,411)	15.68			(102,500)	10.00
Balance end of year	1,878,801	12.13	5.57	$32,086	2,119,200	11.21
Vested or expected to vest at October 31, 2006	1,627,042	$12.13	5.57	$27,787		
Exercisable at end of year	418,383	$11.50	5.55	$ 7,408	—	$ —

The options expected to vest are the result of applying the pre-vesting forfeiture rate assumptions to total outstanding options. The total intrinsic value of options exercised during the year ended October 31, 2006 and 2005 was $4.0 million and zero, respectively.

The weighted average grant date fair value of options granted during the year ended October 31, 2006 and 2005 was $12.07 and $5.35 per share, respectively.

As of October 31, 2006, pursuant to SFAS 123(R) there was $8.2 million of unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the EIP Plan. The cost is expected to be recognized over a remaining weighted average period of 2.6 years. The total fair value of options vested during the year ended October 31, 2006 and 2005 was $3.1 million and zero, respectively.

2006 Equity Incentive Option Plan

On March 22, 2006, the stockholders of VeriFone approved the 2006 Equity Incentive Option Plan (the "2006 Plan") for executives, directors, employees and consultants of the Company. A total of 9,000,000 shares of the Company's Common Stock have been reserved for issuance under the 2006 Plan. Awards are generally granted with an exercise price equal to the market price of the Company's Common Stock at the date of grant. Those awards generally vest over a period of four years from the date of grant and have a maximum term of 7 years. Any grant of stock options and stock appreciation rights shall be counted as one share for every share granted. Any grant of awards other than stock options or stock appreciation rights shall be counted as 1.75 shares for every share granted.

In March and September 2006, the Company issued 90,000 and 80,000 restricted stock units (RSU) to its executive officers with zero value exercise price. Twenty-five percent of the award shall vest one year from the date of grant and 1/16th vest quarterly thereafter. The fair value of the restricted stock units granted is the stock price on March 22, 2006 and September 12, 2006 of $28.86 and $27.50, respectively. As of October 31, 2006, there were 170,000 restricted stock units outstanding, with an aggregate intrinsic value of $5.0 million. As of October 31, 2006, 170,000 restricted stock units are vested or are expected to vest, with an aggregate intrinsic value of

$5.0 million. Pursuant to SFAS 123(R), there was $4.3 million of total unrecognized compensation cost related to non-vested restricted stock units. The cost is expected to be recognized over remaining service period of 3.6 years.

The following table summarizes option activity under the 2006 Plan:

	Year Ended October 31, 2006			
	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
				(Thousands)
Balance beginning of year	—	$ —		
Granted	2,586,220	27.19		
Exercised	—	—		
Cancelled	(46,975)	29.28		
Balance end of year	2,539,245	29.10	6.63	$5,221
Vested or expected to vest at October 31, 2006	2,368,659	$29.10	6.63	$5,203
Exercisable at end of year	—	$ —	—	$ —

The options expected to vest are the result of applying the pre-vesting forfeiture rate assumptions to total outstanding options. The weighted average grant date fair value of options granted during the year ended October 31, 2006 was $9.68 per share.

As of October 31, 2006, pursuant to SFAS 123(R) there was $25.2 million of total unrecognized compensation cost related to non-vested shared based compensation arrangements granted under the 2006 Plan. The cost is expected to be recognized over remaining weighted average service period of 3.6 years.

The total cash received from employees as a result of employee stock option exercises under all plans for the year ended October 31, 2006 and 2005 was $3.1 million and $753,000, respectively. In connection with these exercises, the tax benefits realized by the Company for fiscal 2006 and 2005 were $3.4 million and $441,000, respectively.

The Company estimates the grant-date fair value of stock options using a Black-Scholes valuation model, consistent with the provisions of SFAS 123(R)and Securities and Exchange Commission ("SEC") Staff Accounting Bulletin No. 107, *Share-Based Payment*, using the weighted-average assumptions noted in the following table. Expected volatility of the stock is based on the Company's peer group in the industry in which it does business because the Company does not have sufficient historical volatility data for its own stock. The expected term of options granted is derived from the historical actual term of option grants and represents the period of time that options granted are expected to be outstanding. The risk-free rate is based on the US Treasury zero-coupon issues with a remaining term equal to the expected term of the options used in the Black-Scholes valuation model. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by employees who receive equity awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Company under SFAS 123(R).

The Company's assumptions subsequent to adoption of FAS 123(R) are as follows:

	Years Ended October 31	
	2006	2005
Expected term of the options	3 years	4 years
Risk-free interest rate	5.0%	4.3%
Expected stock price volatility	42%	58%
Expected dividend rate	0.0%	0.0%

The following table presents the stock compensation expense recognized in accordance with SFAS 123(R) during the year ended October 31, 2006 and 2005 (in thousands):

	Years Ended October 31	
	2006	2005
Cost of net revenues	$ 709	$ 187
Research and development	1,194	358
Sales and marketing	2,057	663
General and administrative	2,040	479
	$6,000	$1,687

9. Net Income per Common share

Basic income per common share is computed by dividing income attributable to common stockholders by the weighted average number of common shares outstanding for the period. The diluted net income per common share data is computed using the weighted average number of common shares outstanding plus the effect of common stock equivalents, unless the common stock equivalents are antidilutive.

The following details the computation of the income per common share (in thousands, except per share data):

	Years Ended October 31		
	2006	2005	2004
Basic and diluted net income per share:			
Numerator:			
Net income available to shareholders	$59,511	$33,239	$ 647
Denominator:			
Weighted average shares of voting and non voting common stock outstanding	67,887	60,989	54,891
Less: weighted average number of shares subject to repurchase	(1,670)	(2,671)	(4,166)
Weighted average shares used in computing basic net income per share	66,217	58,318	50,725
Add dilutive securities:			
Weighted average shares subject to repurchase	1,670	2,671	4,166
Warrants to purchase voting common stock	—	—	1,697
Stock options and restricted stock units	1,007	471	—
Weighted average number of shares used in computing diluted net income per share	68,894	61,460	56,588
Net income per share:			
Basic	$ 0.90	$ 0.57	$ 0.01
Diluted	$ 0.86	$ 0.54	$ 0.01

As of October 31, 2006, 2005 and 2004, options to purchase 2,681,470, 250,500 and 1,292,940 shares of Common Stock were excluded from the calculation of weighted average shares for diluted net income per share as they were anti-dilutive.

10. Commitments and Contingencies

Commitments

The Company leases certain real and personal property under noncancelable operating leases. Additionally, the Company subleases certain real property to third parties. Future minimum lease payments and sublease rental income under these leases as of October 31, 2006, were as follows (in thousands):

	Minimum Lease Payments	Sublease Rental Income	Net Minimum Lease Payments
Twelve months ending October 31,			
2007	$ 6,306	$(148)	$ 6,158
2008	4,468	(109)	4,359
2009	4,025	(82)	3,943
2010	3,709	(4)	3,705
2011	2,934	—	2,934
Thereafter	11,791	—	11,791
	$33,233	$(343)	$32,890

Certain leases require the Company to pay property taxes, insurance and routine maintenance and include rent escalation clauses and options to extend the term of certain leases. Rent expense was approximately $9.2 million, $7.7 million and $6.6 million for the years ended October 31, 2006, 2005 and 2004, respectively. Sublease rental income was approximately $315,000, $147,000 and $500,000 for the years ended October 31, 2006, 2005 and 2004, respectively.

Contingencies

Manufacturing Agreements

The Company works on a purchase order basis with third-party contract manufacturers with facilities in China, Singapore and Brazil to manufacture substantially all of the Company's inventories. The Company issues a forecast to the third-party contract manufacturers and subsequently agrees to a build schedule to drive component material purchases and capacity planning. In conjunction, the Company issues a combination of purchase order and written direction to drive manufacturing activity for finished goods product. The Company provides each manufacturer with a purchase order on a monthly basis to cover the following months manufacturing requirements, which constitutes a binding commitment by the Company to purchase materials produced by the manufacturer as specified in the purchase order. The total amount of purchase commitments as of October 31, 2006 and 2005 was approximately $17.9 million and $18.6 million, respectively, and are generally paid within one year. Of this amount, $1.4 million and $1.9 million has been recorded in other current liabilities in the accompanying consolidated balance sheets as of October 31, 2006 and 2005, respectively, because the commitment may not have future value to the Company.

Employee Health and Dental Costs

The Company is primarily self-insured for employee health and dental costs, but has stop-loss insurance coverage to limit per-incident liability. The Company believes that adequate accruals are maintained to cover the retained liability. The accrual for self-insurance is determined based on claims filed and an estimate of claims incurred but not yet reported.

Litigation

The Company is subject to various legal proceedings related to patent, commercial, customer and employment matters that have arisen during the ordinary course of its business. Although there can be no assurance as to the ultimate disposition of these matters, the Company's management has determined, based upon the information available at the date of these financial statements, that the expected outcome of these matters, individually or in the aggregate, will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

Brazilian State Tax Assessment

The Company's Brazilian subsidiary has been notified of a tax assessment regarding Brazilian state value added tax ("VAT"), for the periods from January 2000 to December 2001 that relates to products supplied to the Company by a contract manufacturer. The assessment relates to an asserted deficiency of 7.4 million Brazilian reais (approximately $3.4 million) including interest and penalties. The tax assessment was based on a clerical error in which the Company's Brazilian subsidiary omitted the required tax exemption number on its invoices. Management does not expect that the Company will ultimately incur a material liability in respect of this assessment, because they believe, based in part on advice of the Company's Brazilian tax counsel, that the Company is likely to prevail in the proceedings relating to this assessment. On May 25, 2005, the Company had an administrative hearing with respect to this audit. Management expects to receive the decision of the administrative body sometime in 2007. In the event the Company receives an adverse ruling from the administrative body, the Company will decide whether or not to appeal and would reexamine the determination as to whether an accrual is necessary.

It is currently uncertain what impact this state tax examination may have with respect to the Company's use of a corresponding exemption to reduce the Brazilian federal VAT.

11. Related-Party Transactions

For the years ended October 31, 2006, 2005 and 2004, respectively, the Company recorded zero, $125,000 and $250,000 of management fees payable to GTCR Golder Rauner, L.L.C., an affiliate of a stockholder. These fees are included in general and administrative expenses in the accompanying consolidated statements of operations. Upon the closing of the Company's public offering, the management fees ceased.

The Company recorded amortization of the debt issuance costs of zero, zero and $219,000 for the years ended October 31, 2006, 2005 and 2004 related to a debt placement fee paid to GTCR Golder Rauner, L.L.C., which is included in interest expense, net in the accompanying consolidated statements of operations. The debt amortization ceased on June 30, 2004 when the Company repaid the debt and the remaining unamortized costs were included in the determination of loss on debt extinguishment in other expenses, net in the accompanying consolidated statements of operations. In June 2004, the Company paid a placement fee of $2,920,000 to GTCR Golder Rauner, L.L.C., for services related to the Credit Facility acquired from Banc of America Securities and Credit Suisse First Boston. The debt issuance costs were amortized over the term of the related debt. The Company recorded amortization of debt issuance costs related to these costs of $276,000 and $282,000, respectively, for the years ended October 31, 2006 and 2005, which is included in interest expense, net in the accompanying consolidated statements of operations. For the year ended October 31, 2005, the Company made prepayments on the Credit Facility and $712,000 of the unamortized debt issuances related to the placement fee was written off. On October 31, 2006, the Company entered into a new secured credit facility with a syndicate of financial institutions, led by JPMorgan Chase Bank, N.A. and Lehman Commercial Paper Inc. The proceeds were used to repay the outstanding amounts due from the existing secured credit facility, pay the transaction costs and fund the cash consideration in connection with the merger with Lipman on November 1, 2006. The Company wrote off the remaining balance of unamortized debt issuance cost of the credit facility acquired from Banc of America Securities and Credit Suisse First Boston in the amount of $6.4 million in October 2006.

For the years ended October 31, 2006, 2005 and 2004, respectively, the Company accrued zero, zero and $5.2 million of interest on promissory notes payable to stockholders. The Company repaid the balance of the debt and accrued interest on June 30, 2004. In connection with the repayment of the debt, the Company paid an early termination fee of $1,200,000 to the stockholders that has been included as part of the loss on debt extinguishment included in other expense, net in the accompanying consolidated statements of operations.

For the years ended October 31, 2006, 2005 and 2004, respectively, the Company recorded zero, $152,000 and $1.2 million , of expenses paid to affiliates in connection with services they provided or arranged, which are included in general and administrative expenses in the accompanying statements of operations. For the years ended October 31, 2006, 2005 and 2004, respectively, the Company recorded $7.8 million, zero and zero, respectively, of sales to affiliates of related parties, which are included in System Solutions net revenues in the accompanying consolidated statements of operations.

12. Restructuring Charges

In connection with the acquisition of VeriFone Inc. by the Company on July 1, 2002, the Company assumed the liability for a restructuring plan (fiscal 2002 restructuring plan). The remaining accrued restructuring balance represents primarily future facilities lease obligations, net of estimated future sublease income, which are expected to be paid through 2007. The Company incurred additional restructuring costs of $8,000 in the International segment for the year ended October 31, 2006. The payment of the restructuring costs for the International segment was $8,000 for the year ended October 31, 2006. The Company paid restructuring costs of $714,000 for the year ended October 31, 2006 in the North America segment. As of October 31, 2006, the Company has a liability of $486,000 and $60,000 for the North America segment and International segment, respectively.

Activities related to the fiscal 2002 restructuring plan are as follows (in thousands):

	Facilities	Other	Total	Short Term Portion	Long Term Portion
Balance at October 31, 2004	$2,035	$ 78	$2,113	$1,249	$ 864
Additions	95	—	95	464	(369)
Cash payments	(930)	(18)	(948)	(948)	—
Balance at October 31, 2005	1,200	60	1,260	765	495
Additions	—	8	8	460	(452)
Cash payments	(714)	(8)	(722)	(722)	—
Balance at October 31, 2006	$ 486	$ 60	$ 546	$ 503	$ 43

In connection with the acquisition of the of the assets of the GO Software business from Return on Investment Corporation on March 1, 2005, the Company accrued in the purchase price allocation $313,000 of restructuring costs related to the integration of GO Software's Savannah helpdesk facility with the Company's helpdesk facility in Clearwater, Florida, of which $269,000 and $229,000 has been paid as of October 31, 2006 and 2005.

In the first quarter of fiscal 2006, the Company implemented a restructuring plan that established Singapore supply chain operations to leverage a favorable tax environment and manufacturing operations in the Asia Pacific region (fiscal 2006 restructuring plan). The plan included reductions in workforce of employees in the United States, Taiwan, Australia and Hong Kong with an expected cost of $591,000. The Company incurred and paid restructuring costs of $345,000 in the International segment for the year ended October 31, 2006. For the year ended October 31, 2006, the Company incurred restructuring costs of $246,000 in the North America segment.

Activities related to the fiscal 2006 restructuring plan are as follows (in thousands):

	Employee Costs	Short Term Portion	Long Term Portion
Balance at October 31, 2005	$ —	$ —	$—
Additions	591	591	—
Cash payments	(583)	(583)	—
Balance at October 31, 2006	$ 8	$ 8	$—

In the fourth quarter of fiscal 2006, the Company completed the acquisition of PayWare, the payment system business of Trintech Group PLC. As of October 31, 2006, the Company accrued restructuring costs related to reduction in workforce and future facilities lease obligation of $2.9 million, which was included in the purchase price allocation of PayWare. The payment of the restructuring costs for the international segment was $461,000 for the year ended October 31, 2006.

Activities related to the PayWare acquisition restructuring plan are as follows (in thousands):

	Facilities	Severance	Other	Total	Short Term Portion	Long Term Portion
Balance at October 31, 2005	$ —	$ —	$—	$ —	$ —	$—
Additions	1,148	1,645	76	2,869	2,869	—
Cash payments	(50)	(411)	—	(461)	(461)	—
Balance at October 31, 2006	$1,098	$1,234	$76	$2,408	$2,408	$—

At October 31, 2006 and 2005, $3.0 million and $849,000 of the restructuring liability was included in other current liabilities and $43,000 and $495,000, respectively, was included in other long-term liabilities in the accompanying consolidated balance sheets.

13. Employee Benefit Plans

The Company maintains a defined contribution 401(k) plan that allows eligible employees to contribute up to 60% of their pretax salary up to the maximum allowed under Internal Revenue Service regulations. Discretionary employer matching contributions of $1.9 million, $1.8 million and $1.7 million were made to the plan during the years ended October 31, 2006, 2005 and 2004.

14. Segment and Geographic Information

The Company is primarily structured in a geographic manner. The Company's Chief Executive Officer is identified as the Chief Operating Decision Maker ("CODM") as defined by SFAS No. 131, *Disclosures About Segments of an Enterprise and Related Information*. The CODM reviews consolidated financial information on revenues and gross profit percentage for System Solutions and Services. The CODM also reviews operating expenses, certain of which are allocated to the Company's two segments described below.

Segment Information

The Company operates in two business segments: i) North America and ii) International. The Company defines North America as the United States and Canada, and International as the countries in which we make sales outside the United States and Canada. Total assets and long-lived assets by segment are based on the physical location of the assets.

Net revenues and operating income of each business segment reflect net revenues generated within the segment, standard cost of System solutions net revenues, actual cost of Services net revenues and expenses that directly benefit only that segment. Corporate revenues and operating loss reflect amortization of intangible assets, in-process research and development expense, stock-based compensation expense, and amortization of step ups in the fair value of inventories, equipment and improvements and deferred revenue resulting from acquisitions. Corporate loss also reflects the difference between the actual and standard cost of system solutions net revenues and shared operating costs that benefit both segments, predominately research and development expenses and centralized supply chain management.

The following table sets forth net revenues and operating income for the Company's segments (in thousands):

	Years Ended October 31		
	2006	2005	2004
Net revenues:			
North America	$333,673	$289,720	$254,010
International	248,383	196,347	136,597
Corporate	(986)	(700)	(519)
Total revenues	$581,070	$485,367	$390,088
Operating income:			
North America	$129,358	$104,867	$ 84,471
International	60,965	37,375	21,450
Corporate	(82,014)	(74,054)	(70,878)
Total operating income	$108,309	$ 68,188	$ 35,043

The Company's long-lived assets which consist primarily of equipment and improvements, net by segment were as follows (in thousands):

	October 31	
	2006	2005
North America	$6,270	$5,110
International	3,277	1,715
	$9,547	$6,825

The Company's goodwill by segment was as follows (in thousands):

	October 31	
	2006	2005
North America	$33,587	$34,433
International	19,102	12,827
	$52,689	$47,260

The Company's total assets by segment were as follows (in thousands):

	October 31	
	2006	2005
North America	$327,264	$272,727
International	125,681	54,625
	$452,945	$327,352

The Company's depreciation and amortization expense by segment was as follows (in thousands):

	Years Ended October 31		
	2006	2005	2004
North America	$2,605	$3,353	$2,340
International	900	338	111
	$3,505	$3,691	$2,451

Geographic Information

The Company's revenues by geographic area were as follows (in thousands):

	Years Ended October 31		
	2006	2005	2004
United States	$315,851	$280,126	$248,853
Canada	16,836	8,894	4,638
Latin America	104,225	71,265	44,557
Europe	108,889	88,995	61,474
Asia	35,269	36,087	30,566
	$581,070	$485,367	$390,088

Revenues are allocated to the geographic areas based on the shipping destination of customer orders. Corporate revenues are included in the United States geographic area revenues.

The Company's long-lived assets exclusive of inter-company accounts, were as follows (in thousands):

	October 31	
	2006	2005
United States	$6,409	$5,110
Latin America	677	633
Europe	2,191	1,074
Asia	270	8
	$9,547	$6,825

15. Subsequent Event (Unaudited)

On November 1, 2006, the Company completed the acquisition of Lipman for approximately $344.8 million in cash, issuance of approximately 13.5 million shares of common stock and assumption of approximately 3.7 million options to purchase shares of common stock. The estimated aggregate purchase price for the acquisition was $785.0 million. The purchase price allocation for this acquisition has not yet been completed. To fund the portion of the cash consideration, the Company borrowed $307.2 million of Term B Loan under its New Credit Facility on November 1, 2006.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.*

There were no changes in or disagreements with accountants on accounting and financial disclosure during the last two fiscal years.

ITEM 9A. *CONTROLS AND PROCEDURES*

(a) *Evaluation of disclosure controls and procedures.*

With the participation of our Chief Executive Officer and Chief Financial Officer, management has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, our disclosure controls and procedures are effective.

(b) *Management's report on internal control over financial reporting.*

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f), to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the design and operational effectiveness of our internal control over financial reporting as of October 31, 2006 based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Our management, including the CEO and CFO, does not expect our Disclosure Controls or our internal control over financial reporting will prevent or detect all errors or all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

Based on our evaluation utilizing the criteria set forth in *Internal Control — Integrated Framework issued by COSO*, our management (including our chief executive officer and chief financial officer) concluded that our internal control over financial reporting was effective as of October 31, 2006. Management's assessment of the effectiveness of our internal control over financial reporting as of October 31, 2006 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report included at Item 8 in this Annual Report on Form 10-K.

(c) *Changes in internal control over financial reporting.*

There have not been any changes in our internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934) during the fourth quarter of our fiscal year ended October 31, 2006 that have materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. *OTHER INFORMATION*

We have no information to report pursuant to Item 9B.

PART III

ITEM 10. *DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT*

In addition to the information set forth under the caption "Executive Officers" in Part I of this Form 10-K, the information required by this Item will be in our definitive Proxy Statement for the 2007 Annual Meeting of Stockholders to be held on March 30, 2007, which will be filed within 120 days of the end of our fiscal year ended October 31, 2006 and is incorporated herein by reference.

Certain documents relating to the registrant's corporate governance, including the Code of Business and Ethics, which is applicable to the registrant's directors, officers and employees and the charters of the Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee of the registrant's Board of Directors, are available on the registrant's website at *http://www.verifone.com.*

ITEM 11. *EXECUTIVE COMPENSATION*

Information relating to the registrant's executive officer and director compensation is incorporated herein by reference in the Proxy Statement.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

Information relating to security ownership of certain beneficial owners of the registrant's common stock and information relating to the security ownership of the registrant's management is incorporated herein by reference in the Proxy Statement.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS*

Information regarding certain relationships and related transactions is incorporated herein by reference in the Proxy Statement.

ITEM 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

Information regarding principal accountant fees and services is incorporated herein by reference in the Proxy Statement.

PART IV

ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a) The following documents are filed as part of this Annual Report on Form 10-K:

1. Consolidated Financial Statements

The consolidated financial statements required to be filed in the Annual Report on Form 10-K are listed in Item 8 hereof.

2. Exhibits

The documents set forth below are filed herewith or incorporated by reference to the location indicated.

Exhibit Number	Description
3.1(4)	Form of Amended and Restated Certificate of Incorporation of the Registrant
3.2(5)	Form of Amended and Restated Bylaws of the Registrant
4.1(3)	Specimen Common Stock Certificate
10.1(2)	Purchase Agreement, dated as of July 1, 2002, by and among VeriFone Holdings, Inc., GTCR Fund VII, L.P., GTCR Co- Invest, L.P., TCW/Crescent Mezzanine Partners III, L.P., TCW/Crescent Mezzanine Trust III, TCW/Crescent Mezzanine Partners III Netherlands, L.P. and TCW Leveraged Income Trust IV, L.P.
10.1.1(4)	Form of Amendment No. 1 to Purchase Agreement
10.2(2)	Stockholders Agreement, dated as of July 1, 2002, by and among VeriFone Holdings, Inc., GTCR Fund VII, L.P., GTCR Co-Invest, L.P., GTCR Capital Partners, L.P., TCW/Crescent Mezzanine Partners III, L.P., TCW/Crescent Mezzanine Trust III, TCW/Crescent Mezzanine Partners III Netherlands, L.P. and TCW Leveraged Income Trust IV, L.P., VF Holding Corp. and the executives who are parties thereto
10.2.1(4)	Form of Amendment to Stockholders Agreement
10.3(1)	Registration Rights Agreement, dated as of July 1, 2002, by and among VeriFone Holdings, Inc., GTCR Fund VII, L.P., GTCR Co-Invest, L.P., GTCR Capital Partners, L.P., TCW/Crescent Mezzanine Partners III, L.P., TCW/Crescent Mezzanine Trust III, TCW/Crescent Mezzanine Partners III Netherlands, L.P., and TCW Leveraged Income Trust IV, L.P., VF Holding Corp., Jesse Adams, William Atkinson, Douglas G. Bergeron, Nigel Bidmead, Denis Calvert, Donald Campion, Robert Cook, Gary Grant, Robert Lopez, James Sheehan, David Turnbull and Elmore Waller
10.4(1)	Amendment to Registration Rights Agreement, dated as of November 30, 2004, by and among VeriFone Holdings, Inc., GTCR Fund VII, L.P., Douglas Bergeron, DGB Investments, Inc., The Douglas G. Bergeron Family Annuity Trust, The Sandra E. Bergeron Family Annuity Trust and The Bergeron Family Trust
10.5(1)	Senior Management Agreement, dated as of July 1, 2002, among VeriFone Holdings, Inc., VeriFone, Inc. and Douglas G. Bergeron
10.5.1(2)	Amendment to Senior Management Agreement, dated as of June 29, 2004, by and among VeriFone Holdings, Inc., VeriFone, Inc. and Douglas G. Bergeron
10.6(1)	Amendment to Senior Management Agreement, dated as of December 27, 2004, by and among VeriFone Holdings, Inc., VeriFone, Inc. and Douglas Bergeron
10.7(1)	2002 Securities Purchase Plan
10.8(1)	New Founders' Stock Option Plan
10.12(1)	Change in Control Severance Agreement, effective July 1, 2004, between VeriFone Holdings, Inc. and Barry Zwarenstein
10.13(3)	Outside Directors' Stock Option Plan
10.14(1)	Patent License Agreement, effective as of November 1, 2004, by and between NCR Corporation and VeriFone, Inc.

Exhibit Number	Description
10.15(6)	2005 Employee Equity Incentive Plan
10.16(5)	Form of Indemnification Agreement
10.17(7)	VeriFone Holdings, Inc. 2006 Equity Incentive Plan
10.18(7)	VeriFone Holdings, Inc. Bonus Plan
10.19(8)	Credit Agreement, dated October 31, 2006, among VeriFone Intermediate Holdings, Inc., VeriFone, Inc., various financial institutions and other persons from time to time parties thereto, as lenders, JPMorgan Chase Bank, N.A., as the administrative agent for the lenders, Lehman Commercial Paper Inc., as the syndication agent for the lenders, Bank Leumi USA and Wells Fargo Bank, N.A., as the co-documentation agents for the lenders, and J.P. Morgan Securities Inc. and Lehman Brothers Inc., as joint lead arrangers and joint book running managers
10.20(9)	Lipman Electronic Engineering Ltd. 2003 Stock Option Plan
10.21(9)	Lipman Electronic Engineering Ltd. 2004 Stock Option Plan
10.22(9)	Lipman Electronic Engineering Ltd. 2004 Share Option Plan
10.23(9)	Amendment to Lipman Electronic Engineering Ltd. 2004 Share Option Plan
10.24(9)	Lipman Electronic Engineering Ltd. 2006 Share Incentive Plan
21.1*	List of subsidiaries of the Registrant
23.1*	Consent of Independent Registered Public Accounting Firm
31.1*	Certification of the Chief Executive Officer, as required by Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of the Chief Financial Officer, as required by Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of the Chief Executive Officer and the Chief Financial Officer as required by Section 906 of the Sarbanes-Oxley Act of 2002.

* Filed herewith.

(1) Filed as an exhibit to Amendment No. 1 to the Registrant's Registration Statement on Form S-1 (File No. 333-121947), filed February 23, 2005

(2) Filed as an exhibit to Amendment No. 2 to the Registrant's Registration Statement on Form S-1 (File No. 333-121947), filed March 28, 2005

(3) Filed as an exhibit to Amendment No. 3 to the Registrant's Registration Statement on Form S-1 (File No. 333-121947), filed April 18, 2005

(4) Filed as an exhibit to Amendment No. 4 to the Registrant's Registration Statement on Form S-1 (File No. 333-121947), filed April 21, 2005

(5) Filed as an exhibit to Amendment No. 5 to the Registrant's Registration Statement on Form S-1 (File No. 333-121947), filed April 29, 2005

(6) Filed as an exhibit to the Registrant's Registration Statement on Form S-8 (File No. 333-124545), filed May 2, 2005

(7) Incorporated by reference in the Registrant's Current Report on Form 8-K, filed March 23, 2006.

(8) Filed as an exhibit to the Registrant's Current Report on Form 8-K, filed November 1, 2006.

(9) Incorporated by reference in the Registrant's Registration Statement on Form S-8 (File No. 333-138533), filed November 9, 2006.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report on Annual Report on Form 10-K to be signed on its behalf by the undersigned thereunto duly authorized.

VERIFONE HOLDINGS, INC.

By: /s/ DOUGLAS G. BERGERON

Douglas G. Bergeron, *Chairman of the Board of Directors and Chief Executive Officer*

December 18, 2006

Pursuant to the requirements of the Securities Exchange Act of 1934, this report on Annual Report on Form 10-K has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ DOUGLAS G. BERGERON Douglas G. Bergeron	Chairman of the Board of Directors and Chief Executive Officer (principal executive officer)	December 18, 2006
/s/ BARRY ZWARENSTEIN Barry Zwarenstein	Executive Vice President and Chief Financial Officer (principal financial and accounting officer)	December 18, 2006
/s/ CRAIG A. BONDY Craig A. Bondy	Director	December 18, 2006
/s/ JAMES C. CASTLE James C. Castle	Director	December 18, 2006
/s/ LESLIE DENEND Leslie Denend	Director	December 18, 2006
/s/ ROBERT B. HENSKE Robert B. Henske	Director	December 18, 2006
/s/ COLLIN E. ROCHE Collin E. Roche	Director	December 18, 2006
/s/ CHARLES R. RINEHART Charles R. Rinehart	Director	December 18, 2006
/s/ ALEX W. HART Alex W. Hart	Director	December 18, 2006

EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

The chart below lists all current subsidiaries of VeriFone Holdings, Inc.

Legal Name	State or Jurisdiction of Incorporation or Organization
VeriFone Intermediate Holdings, Inc.	Delaware
VeriFone, Inc.	Delaware
Lipman USA, Inc.	New York
VeriFone (Argentina) S.A.	Argentina
VeriFone Australia Pty. Limited	Australia
Lipman do Brasil Commercio Ltda.	Brazil
Lipman do Brasil Servicio Ltda.	Brazil
VeriFone do Brasil LTDA	Brazil
VeriFone Canada Limited	Canada
VeriFone SA	France
VeriFone North Asia Limited	Hong Kong
VeriFone India Private Limited	India
Lipman Electronic Engineering Ltd.	Israel
VeriFone Ltd. (Malta)	Malta
VeriFone S.A. de C.V.	Mexico
VeriFone B.V.	Netherlands
VeriFone Shanghai Co. Ltd.	PRC
VeriFone Singapore Pte. Ltd.	Singapore
VeriFone Systems Pte. Ltd.	Singapore
VeriFone Espana, S.A.	Spain
VeriFone Elektronik ve Danismanlik Ltd. Sirketi	Turkey
Dione Ltd.	United Kingdom
VeriFone (UK) Limited	United Kingdom

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 333-132650 and 333-138533) pertaining to the VeriFone Holdings, Inc. New Founders' Stock Option Plan, the VeriFone Holdings, Inc. Outside Directors' Stock Option Plan and the VeriFone Holdings, Inc. 2005 Employee Equity Incentive Plan of our reports dated December 15, 2006 with respect to the consolidated financial statements of VeriFone Holdings, Inc., VeriFone Holdings, Inc. management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting of VeriFone Holdings, Inc. included in this Annual Report (Form 10-K) for the year ended October 31, 2006.

/s/ ERNST & YOUNG LLP

San Francisco, California
December 15, 2006

EXHIBIT 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER

I, Douglas G. Bergeron, Chief Executive Officer of VeriFone Holdings, Inc. certify that:

1. I have reviewed this Annual Report on Form 10-K of VeriFone Holdings, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ DOUGLAS G BERGERON

Douglas G. Bergeron
Chairman and Chief Executive Officer

Date: December 18, 2006

EXHIBIT 31.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER

I, Barry Zwarenstein, Chief Financial Officer of VeriFone Holdings, Inc. certify that:

1. I have reviewed this Annual Report on Form 10-K of VeriFone Holdings, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ BARRY ZWARENSTEIN

Barry Zwarenstein
Executive Vice President and Chief Financial Officer

Date: December 18, 2006

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of VeriFone Holdings, Inc. (the "Company") on Form 10-K for the period ended October 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Douglas G. Bergeron, Chief Executive Officer of the Company, and Barry Zwarenstein, Chief Financial Officer of the Company, each certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ DOUGLAS G BERGERON

Douglas G. Bergeron
Chairman and Chief Executive Officer

/s/ BARRY ZWARENSTEIN

Barry Zwarenstein
Executive Vice President and Chief Financial Officer

Date: December 18, 2006

STOCKHOLDER INFORMATION

Board of Directors

Douglas G. Bergeron
Chairman of the Board and
Chief Executive Officer

Craig A. Bondy
Principal, GTCR Golder Rauner, LLC

Dr. James C. Castle
President and Chief Executive Officer,
Castle Information Technologies, LLC

Dr. Leslie G. Denend
Former President,
Network Associates, Inc. (now McAfee, Inc.)

Alex W. (Pete) Hart
Former President and Chief Executive Officer,
MasterCard International

Robert B. Henske
Senior Vice President and General Manager, Consumer Tax Group, Intuit Inc.

Charles R. Rinehart
Former Chairman and Chief Executive Officer, HF Ahmanson & Co.

Collin E. Roche
Principal, GTCR Golder Rauner, LLC

Executive Officers

Douglas G. Bergeron
Chairman of the Board and
Chief Executive Officer

Jesse Adams
Vice Chairman

Isaac Angel
Executive Vice President, Global Operations

William Atkinson
Executive Vice President, Payment Systems

Elmore (Bud) Waller
Executive Vice President, Integrated Solutions

Barry Zwarenstein
Executive Vice President and Chief Financial Officer

Common Stock

VeriFone's common stock is listed on the New York Stock Exchange and trades under the ticker symbol "PAY".

Transfer Agent and Registrar

Questions from registered stockholders of VeriFone Holdings, Inc. regarding lost or stolen stock certificates, changes of address and other issues related to registered share ownership should be addressed to:

Computershare Investor Services, LLC
250 Royall Street
Canton, MA 02021
Phone: 1-781-575-2000
http://www.computershare.com/

Company Headquarters

VeriFone Holdings, Inc.
2099 Gateway Place, Suite 600
San Jose, CA 95110
Phone: 1-408-232-7800

Independent Registered Public Accounting Firm

Ernst & Young LLP
San Francisco, California

SEC Certifications

The certifications by the Chief Executive Officer and Chief Financial Officer of VeriFone Holdings, Inc., required under Section 302 of the Sarbanes-Oxley Act of 2002, have been filed as exhibits to the company's 2006 Annual Report on Form 10-K.

Investor Information and Annual Report on Form 10-K

Copies of the company's Annual Report on Form 10-K and other information about the company, including all quarterly earnings releases and financial fillings of the company, can be accessed via the company's web site at http://www.verifone.com/.

VeriFone®

END